    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1994


                                                       REGISTRATION NO. 33-51693

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             AMC ENTERTAINMENT INC.
             (Exact Name of Registrant as specified in its charter)

         DELAWARE                        7832                     43-1304369
 (STATE OF INCORPORATION)    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
                              CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)

                              106 WEST 14TH STREET
                          KANSAS CITY, MISSOURI 64105
                                 (816) 221-4000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 PETER C. BROWN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             AMC ENTERTAINMENT INC.
                        106 WEST 14TH STREET, SUITE 1700
                          KANSAS CITY, MISSOURI 64105
                                 (816) 221-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

       Raymond F. Beagle, Jr.                    William R. Kunkel
            Gage & Tucker              Skadden, Arps, Slate, Meagher & Flom
    2345 Grand Avenue, Suite 2800              333 West Wacker Drive
     Kansas City, Missouri 64108              Chicago, Illinois 60606
           (816) 292-2000                         (312) 407-0700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             AMC ENTERTAINMENT INC.
                             CROSS-REFERENCE SHEET
                           PURSUANT TO ITEM 501(B) OF
                 REGULATION S-K SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

FORM S-2 REGISTRATION STATEMENT ITEM NUMBER AND CAPTION              LOCATION OR CAPTION IN PROSPECTUS
- --------------------------------------------------------  --------------------------------------------------------
Forepart of the Registration Statement and Outside Front
 Cover Page of Prospectus...............................  Front Cover Page of Registration Statement; Outside
                                                           Front Cover Page of Prospectus
Inside Front and Outside Back Cover Pages of
 Prospectus.............................................  Inside Front and Outside Back Cover Pages of Prospectus;
                                                           Available Information
Summary Information, Risk Factors and Ratio of Earnings
 to Fixed Charges.......................................  Prospectus Summary; Risk Factors; Selected Financial
                                                           Data; Shares Eligible for Future Sale
Use of Proceeds.........................................  Use of Proceeds
Determination of Offering Price.........................  Underwriting
Dilution................................................  *
Selling Security Holders................................  *
Plan of Distribution....................................  Outside Front Cover Page of Prospectus; Underwriting
Description of Securities to be Registered..............  Prospectus Summary; Capitalization; Description of
                                                           Capital Stock
Interests of Named Experts and Counsel..................  Legal Matters
Information with Respect to the Registrant..............  Outside Front Cover Page of Prospectus; Prospectus
                                                           Summary; The Company; Capitalization; Selected
                                                           Financial Data; Management's Discussion and Analysis of
                                                           Financial Condition and Results of Operations;
                                                           Business; Management; Security Ownership of Certain
                                                           Beneficial Owners and Management; Description of
                                                           Capital Stock; Consolidated Financial Statements
Incorporation of Certain Information by Reference.......  Incorporation by Reference
Disclosure of Commission Position on Indemnification for
 Securities Act Liabilities.............................  *

- ------------------------
*Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE
IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 1994


                                4,000,000 SHARES


PROSPECTUS

          , 1994


                             AMC ENTERTAINMENT INC.
                $        CUMULATIVE CONVERTIBLE PREFERRED STOCK



    The shares  of $        Cumulative Convertible  Preferred Stock,  par  value
66 2/3 CENTS per share (the "Convertible Preferred"), of AMC Entertainment Inc. (the "Company") offered hereby (the "Offering") are convertible at the option of the holder at any time, unless previously redeemed, into shares of the Company's Common Stock, par value 66 2/3 CENTS per share (the "Common Stock"), at a conversion price equal to $ per share of Common Stock (equivalent to a
conversion rate of        shares of Common Stock  for each share of  Convertible
Preferred), subject to adjustment under certain conditions. Upon surrender of any shares of Convertible Preferred for conversion, the Company may, at its option, pay to the holder of such shares an amount of cash per share of Convertible Preferred equal to the then Market Value (as defined herein) of the number of shares of Common Stock into which such shares of Convertible Preferred are then convertible. On February 2, 1994, the last reported sale price of the Common Stock on the American Stock Exchange was $13 1/8 per share. Dividends on the Convertible Preferred will be cumulative and payable quarterly, commencing June 15, 1994. The liquidation preference of the Convertible Preferred is $25.00 per share, plus accrued and unpaid dividends. The Convertible Preferred will be redeemable at the option of the Company, in whole or in part, from time to time
on and after             1997, at the  redemption prices set forth herein,  plus
accrued and unpaid dividends.



    Application has been made to list the Convertible Preferred on the American Stock Exchange.


    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE CONVERTIBLE PREFERRED.

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
      SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE  SECURITIES
      COMMISSION  PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF   THIS
        PROSPECTUS.  ANY      REPRESENTATION TO  THE  CONTRARY  IS A
                               CRIMINAL OFFENSE.

                                                 PRICE          UNDERWRITING        PROCEEDS
                                                 TO THE        DISCOUNTS AND         TO THE
                                               PUBLIC (1)     COMMISSIONS (2)     COMPANY (3)
Per Share.................................       $25.00              $                 $
Total (4).................................    $100,000,000           $                 $

(1) PLUS ACCRUED DIVIDENDS, IF ANY, FROM THE DATE OF ISSUANCE.
(2) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.
(3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $       .
(4) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE AT ANY TIME WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO 600,000 ADDITIONAL SHARES SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND
    COMMISSIONS  AND PROCEEDS TO THE COMPANY  WILL BE $115,000,000, $        AND
    $       , RESPECTIVELY. SEE "UNDERWRITING."


    The Convertible Preferred is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Convertible Preferred will be made against payment therefor in New York, New York on or about March , 1994.


DONALDSON, LUFKIN & JENRETTE
        SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.

                                                      SMITH BARNEY SHEARSON INC.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    The Company files periodic reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Registration Statement, as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company's Common Stock is listed on the American Stock Exchange, Inc. ("AMEX") and the Pacific Stock Exchange. The Company's periodic reports and proxy statements filed under the Exchange Act as well as other information concerning the Company can be requested at the AMEX, 86 Trinity Place, New York, New York 10086 and at the Pacific Stock Exchange, 301 Pine Street, Suite 1104, San Francisco, California 94104.
                            ------------------------

                           INCORPORATION BY REFERENCE

    The following documents filed by the Company with the Commission (File no. 01-12429) are incorporated in this Prospectus by reference and hereby made a part hereof:

1. The Company's Annual Report on Form 10-K for the fiscal year ended April 1, 1993;


2. The Company's Quarterly Reports on Form 10-Q for the quarters ended July 1, 1993, September 30, 1993 and December 30, 1993; and


3. The Company's Current Report on Form 8-K dated June 10, 1993, as amended August 2, 1993.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents. Requests should be directed to AMC Entertainment Inc., Attention: Nancy L. Gallagher, Corporate Secretary, 106 West 14th Street, Kansas City, Missouri 64105 (telephone: (816) 221-4000).

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CONVERTIBLE PREFERRED AND THE OUTSTANDING COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE TERM "COMPANY" MEANS AMC ENTERTAINMENT INC. ("AMCE") AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS WHOLLY-OWNED SUBSIDIARY, AMERICAN MULTI-CINEMA, INC. ("AMC"), AND ITS SUBSIDIARIES. REFERENCES HEREIN TO THEATRES OPERATED BY THE COMPANY PRIOR TO MAY 28, 1993 INCLUDE THOSE OWNED BY EXHIBITION ENTERPRISES PARTNERSHIP ("EEP") BUT MANAGED BY THE COMPANY PRIOR TO SUCH DATE WHEN THE COMPANY ACQUIRED 100% OWNERSHIP OF EEP.

                                  THE COMPANY


    The Company is the third largest motion picture exhibitor in the United States based on the number of theatre screens operated. Since 1968, when the Company operated 12 theatres with 22 screens, the Company has expanded its operations to include 239 theatres with 1,614 screens located in 22 states and the District of Columbia. Nearly one-half of the screens operated by the Company are located in Florida, California, Pennsylvania and Texas and approximately 70% of the Company's screens are located in areas among the 20 largest Areas of Dominant Influence (television market areas as defined by Arbitron Company).


    The Company's revenues are generated primarily from box office admissions and theatre concession sales, which accounted for 66% and 28%, respectively, of fiscal 1993 revenues. The balance of the Company's revenues are generated primarily by on-screen advertising programs and video games located in theatre lobbies. The Company believes that attendance, revenue and cash flow per screen at its theatres are among the highest in the industry due to its attractive, strategically located multi-screen theatres and innovative marketing programs.


    The Company is an industry leader in the development and operation of multi-screen theatres, primarily in large metropolitan markets. This strategy of establishing multi-screen theatre complexes enhances attendance and concession sales by enabling the Company to exhibit concurrently a variety of motion pictures attractive to different segments of the movie-going public. It also allows the Company to match a particular motion picture's attendance patterns to the appropriate auditorium size, thereby extending the run of a motion picture and maximizing profit. In addition, multi-screen theatre complexes realize economies of scale by serving more patrons from common support facilities, thereby enabling the Company to spread costs over a higher revenue base. During the fiscal year ended April 1, 1993, theatres with ten or more screens had per patron theatre operating income (theatre revenues less cost of operations and cash payments under theatre leases) of $1.18 compared to $1.02 at theatres with less than ten screens (excluding "dollar houses"). As of December 30, 1993, approximately 28% of the Company's screens were in theatre complexes with ten or more screens and approximately 87% were located in theatre complexes with six or more screens. The average number of screens per theatre operated by the Company is 6.8, which is the highest of the five largest theatre chains in North America and higher than the industry average of 4.5.



    Substantially all of the Company's theatres are leased. The Company continually upgrades its theatre circuit by opening new theatres, refurbishing and adding new screens to existing theatres and selectively closing unprofitable theatres. Since March 1988, approximately 38 of the Company's theatres with 325 screens, representing 20% of its screens, have been opened and approximately $43 million has been spent to modernize and remodel its theatres. The Company believes that this strategy of maintaining modern multi-screen theatre complexes enhances its ability to license commercially popular motion pictures.


    The Company continually introduces new programs and amenities at its theatres. The following are examples of developments that are being implemented in the Company's theatre circuit. MovieWatcher-R- is a frequent moviegoer program that rewards loyal customers for patronizing AMC theatres nationwide. Teleticketing allows customers to order tickets in advance by telephone and purchase them with credit cards. AMC's proprietary High Impact Theatre System provides clear picture and dynamic sound throughout the auditorium. Computerized box offices maintain attendance records by title and show time, allowing the Company to make informed staffing, marketing and motion picture exhibition decisions.

    Motion picture theatres are the primary initial distribution channel for new motion picture releases and the Company believes that the theatrical success of a motion picture is the critical factor in establishing the value of the motion picture in cable television, videocassette or other ancillary markets. The total dollars spent on all types of motion picture entertainment in the United States, including box office admissions, increased from $17.5 billion in 1987 to $26.0 billion in 1992. From 1980 to 1992, domestic box office admissions have increased from $2.7 billion to $4.9 billion, primarily due to an increase in average ticket prices throughout this period.


    Prior to May 28, 1993, 60 of the Company's theatres containing 452 screens were managed by the Company but owned by EEP, a general partnership in which the Company had a 50% partnership interest. On May 28, 1993, the Company acquired the remaining partnership interest in EEP for a purchase price aggregating $17.5 million and the payment of $37 million of EEP bank indebtedness. As a result of the acquisition and the consolidation of EEP, reported revenues and EBITDA for the thirty-nine week period ended December 30, 1993 were $122.0 million and $18.7 million higher, respectively, than they would have been had the Company retained only a 50% interest in EEP. See Notes 4 and 14 of the Company's "Notes to Consolidated Financial Statements for the fiscal year ended April 1, 1993" and Note 2 of the Company's "Notes to Consolidated Financial Statements for the thirty-nine weeks ended December 30, 1993."



    The Company intends to use the proceeds of the Offering: (i) to continue to expand and improve its domestic theatre circuit, (ii) to finance the construction or acquisition of theatres in foreign markets, (iii) to repurchase and retire a portion of the Company's outstanding 11 7/8% Senior Notes Due 2000 and 12 5/8% Senior Subordinated Notes Due 2002 (collectively, the "Notes") pursuant to open market or privately negotiated purchases or otherwise and (iv) for general corporate purposes.



    The Company's predecessor was founded in Kansas City, Missouri in 1920 by the father of Mr. Stanley H. Durwood, the current Chairman of the Board and Chief Executive Officer of AMCE. Durwood, Inc. ("DI"), all of whose stock is beneficially owned by Mr. Stanley H. Durwood and his children, owns 100% of the Company's Class B Stock and 50.2% of its Common Stock, representing approximately 98% of the voting power of outstanding securities in matters other than the election of directors. The Class B Stock is entitled to elect 75% of AMCE's Board of Directors. See "Security Ownership of Certain Beneficial Owners and Management."


    AMCE is a Delaware corporation with its principal executive offices located at 106 West 14th Street, Kansas City, Missouri 64105. Its telephone number at such address is (816) 221-4000.

                                  THE OFFERING

  Securities Offered......................  4,000,000  shares  of  $        Cumulative  Convertible  Preferred  Stock   (the
                                            "Convertible  Preferred") (4,600,000 shares  if the Underwriters' over-allotment option is exercised in full).
  Dividends...............................  Cumulative from the date  of issuance at  the annual rate of  $      per  share,
                                            payable  quarterly on March  15, June 15,  September 15 and  December 15 of each year, commencing June 15, 1994, out  of funds legally available therefor,  when, as and if declared by the Board of Directors of the Company.
  Conversion Rights.......................  The Convertible Preferred will be convertible at the option of the holder at any time,  unless previously redeemed,  into shares of Common  Stock at a conversion
                                            price of $      per share  of Common Stock (equivalent  to a conversion rate  of shares  of  Common Stock  per share  of  Convertible Preferred),  subject to adjustment in certain events including a Change of Control or Fundamental Change
                                            (each as  defined herein).  Upon  the surrender  of  any shares  of  Convertible
                                            Preferred  for conversion, the Company may, at  its option, pay to the holder of such shares an amount in cash equal  to the then Market Value (as defined  here-
                                            in)  of  the  number  of  shares  of Common  Stock  into  which  such  shares of
                                            Convertible Preferred are then convertible.
  Special Conversion Rights...............  The conversion price of the Convertible Preferred will be reduced for a  limited period  in  certain circumstances.  In general,  the reduction  will occur  if a
                                            Fundamental Change or Change of Control occurs (at a per share value) below  the then  prevailing conversion price.  The minimum conversion price  will be 80% of the last reported sale price of the Common Stock as set forth on the cover  page of this Prospectus (subject to certain adjustments). No adjustment will occur if a  majority of the consideration received by  the holders of the Common Stock in any transaction consists of Marketable Stock (as defined herein) of a  successor corporation  or if the holders  of Voting Stock (as  defined herein) of the Com-
                                            pany hold a  majority of  the Voting Stock  of such  successor corporation.  See
                                            "Description  of Capital  Stock --  Convertible Preferred  -- Special Conversion
                                            Rights."
  Optional Redemption.....................  The Convertible Preferred is redeemable for cash at any time after          1997
                                            at the  option of  the Company,  in  whole or  in part,  at a  redemption  price
                                            initially  of $     per  share, declining ratably immediately after           of
                                            each  year  thereafter  to  a  redemption  price  of  $25.00  per  share   after
                                            2001, plus, in each case, any accrued and unpaid dividends.
  Ranking.................................  The  Convertible Preferred will rank, with respect to dividend rights and rights upon liquidation,  winding up  or  dissolution, senior  to  all classes  of  the
                                            Company's  common  stock (including,  without limitation,  the Common  Stock and
                                            Class B  Stock) and  junior to  any other  series of  preferred stock  that  may hereafter be created that ranks senior to the Convertible Preferred.

  Voting Rights...........................  Except  as required by law or with respect to an amendment of the Certificate of
                                            Incorporation of the Company adversely  affecting the rights of the  Convertible
                                            Preferred,  the holders of the Convertible Preferred will not be entitled to any voting rights (i) unless  the equivalent of six  quarterly dividends payable  on the  Convertible Preferred are in arrears, in which case the number of directors of the Company  will be  increased by  two and  the holders  of the  Convertible
                                            Preferred,  voting separately as a class with the holders of shares of any other series of  parity  preferred stock  upon  which  like voting  rights  have  been conferred  and are  exercisable, will  be entitled  to elect  two directors, who shall serve until all dividends  in arrears have been  paid or declared and  set apart  for payment, and (ii) except  with respect to the creation, authorization or issuance of capital  stock ranking senior  to or on  parity with (in  certain respects) the Convertible Preferred.
  Federal Income Tax Consequences.........  There  are certain federal  income tax consequences  associated with purchasing, holding and disposing of  the Convertible Preferred, including  the fact that  a redemption  of  shares  of Convertible  Preferred  for  cash will  be  a taxable transaction. See "Certain Federal Income Tax Consequences."
  Use of Proceeds.........................  The Company intends to use the net proceeds of the Offering: (i) to improve  its domestic  theatre circuit through the construction of new theatres, the addition of screens  at, or  remodeling  of, existing  theatres  and the  acquisition  of existing  theatres  from other  circuits, (ii)  to  finance the  construction or acquisition of theatres  in foreign markets,  (iii) to repurchase  and retire  a portion  of the Notes pursuant to  open market or privately negotiated purchases or otherwise and (iv) for general corporate purposes.
  AMEX Symbol for Common Stock............  AEN
  AMEX Symbol for Convertible
   Preferred..............................

                             SUMMARY FINANCIAL DATA

                                                                                 ACTUAL (1)
                                                      ----------------------------------------------------------------
                                                          THIRTY-NINE WEEKS ENDED             FISCAL YEAR ENDED
                                                      -------------------------------   ------------------------------
                                                       DECEMBER 30,     DECEMBER 31,    APRIL 1,  APRIL 2,   MARCH 28,
                                                           1993             1992          1993      1992       1991
                                                      --------------   --------------   --------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
  STATEMENT OF OPERATIONS DATA
    Total revenues (2)..............................  $     447,958    $     306,130    $404,465  $ 406,964  $ 446,351
    Depreciation and amortization...................         29,151           21,086      28,175     31,385     32,572
    Operating income................................         45,462           21,106      26,670      8,793     18,377
    Gain (loss) on disposition of assets (3)                    (79)           9,640       9,638      8,721      6,649
    Earnings (loss) before extraordinary items
     (4)............................................         12,519            9,070       7,746     (5,519)       567
    Net earnings (loss).............................         12,519            2,587       1,263     (5,519)     1,067
    Earnings (loss) per share.......................           0.76             0.14        0.06      (0.39)      0.02
    Ratio of earnings to fixed charges and preferred
     stock dividends (5)............................           1.50             1.36        1.25     --           1.01
  BALANCE SHEET DATA
    Cash, cash equivalents and investments..........  $      58,518    $      50,373    $ 50,106  $  36,823  $  46,554
    Total debt (including capitalized lease
     obligations)...................................        268,810          253,888     255,302    240,231    263,160
    Stockholders' equity............................         31,966           19,495      18,171     39,869     46,088
    Total assets....................................        407,611          379,112     374,102    377,699    439,488
  OTHER DATA
    EBITDA (6)......................................  $      74,613    $      44,692    $ 57,345  $  43,178  $  53,049
    Property acquisitions (excluding capitalized
     lease obligations).............................          6,707            7,200       8,821     21,520     20,227

                                                                    PRO FORMA (7)
                                                      ------------------------------------------
                                                                                         FISCAL
                                                                                          YEAR
                                                          THIRTY-NINE WEEKS ENDED        ENDED
                                                      -------------------------------   --------
                                                       DECEMBER 30,     DECEMBER 31,    APRIL 1,
                                                           1993             1992          1993
                                                      --------------   --------------   --------
                                                      (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE
                                                                        DATA)
  STATEMENT OF OPERATIONS DATA
    Total revenues..................................  $     447,958    $     412,177    $543,340
    Depreciation and amortization...................         28,825           29,203      38,597
    Operating income................................         45,834           31,112      39,316
    Gain (loss) on disposition of assets (3)                    (79)           9,590       9,590
    Earnings before extraordinary items.............         11,602            9,211       7,862
    Net earnings....................................         11,602            2,728       1,379
    Earnings per share..............................           0.71             0.15        0.07
    Ratio of earnings to fixed charges and preferred
     stock dividends (5)............................           1.47             1.35        1.24
  OTHER DATA
    EBITDA (6)......................................  $      74,659    $      62,815    $ 80,413
    Property acquisitions (excluding capitalized
     lease obligations).............................          8,757           10,910      13,249

                                                          FOOTNOTES ON NEXT PAGE

(1) Effective at the beginning of fiscal 1990 (i.e., the fiscal year ended March 29, 1990), the Company adopted a 52/53 week year. The fiscal year ended April 2, 1992 consisted of 53 weeks, while the fiscal years ended April 1, 1993 and March 28, 1991 consisted of 52 weeks.
(2) During fiscal 1989, the Company sold 55 theatres with 375 screens to TPI Entertainment, Inc. ("TPIE"). During fiscal 1992, the Company acquired a 50% general partnership interest in the screens previously sold to TPIE. During fiscal 1994, the Company acquired the remaining 50% interest in the partnership.
(3) Includes the following gains upon the disposition of assets: (i) $8,200,000 in fiscal 1992 from the sale of eight theatres to Carmike Cinemas, Inc., and
    (ii) $9,900,000 in fiscal 1993 from the sale of five theatres to Carmike Cinemas, Inc. In addition, the Company sold a total of 56 theatres in fiscal 1989 and fiscal 1991 to TPIE and, because of the Company's relationship with TPIE and other factors, the net gain of approximately $70,000,000 was deferred. Prior to the acquisition of a 50% partnership interest in the theatres sold to TPIE, the deferred gain was being amortized on the straight-line method over an average life of approximately 11 years. Following the Company's acquisition of a 50% partnership interest in EEP, one-half of the then unamortized deferred gain was applied as a reduction in the Company's investment in the partnership. After the Company acquired the remaining partnership interest in EEP, the then unamortized deferred gain was applied as a reduction to the property and intangible assets acquired.
(4) During fiscal 1993, the Company incurred extraordinary charges, due to a debt restructuring, in the amount of $10,283,000 before an associated income tax benefit of $3,800,000. For fiscal 1991, the Company recognized an income tax benefit of $500,000 upon the utilization of a net operating loss carryforward.
(5) The Company had a deficiency of earnings to fixed charges and preferred stock dividends for fiscal 1992 of $3,632,000. For purposes of computing this ratio, earnings consist of income (loss) before taxes, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense, amortization of debt issuance costs, and one-third of fixed minimum rental expense on operating leases treated as representative of the interest factor attributable to rental expense. For fiscal 1992 and 1993, fixed charges include $7,439,000 and $7,731,000, respectively, for the Company's share (50%) of the fixed charges of EEP.
(6) Represents operating income plus depreciation and amortization plus estimated loss on future disposition of assets. EBITDA is a financial measure commonly used in the Company's industry and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles ("GAAP"), an indicator of operating performance, an alternative to cash flows from operating activities (as determined in accordance with GAAP) or a measure of liquidity.
(7) The pro forma Statement of Operations Data for the fiscal year ended April 1, 1993 and the thirty-nine week periods ended December 30, 1993 and December 31, 1992 give effect to the acquisition of EEP as if the acquisition had occurred at the beginning of the period. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. See Note 1 to "Selected Financial Data" for a discussion of the pro forma adjustments to the historical data.

                                  RISK FACTORS

    In considering whether to purchase the Convertible Preferred offered hereby, prospective investors should consider the following:

AVAILABILITY OF MOTION PICTURES

    The ability of the Company to operate successfully depends upon a number of factors, the most important of which is the availability of marketable motion pictures and the performance of such motion pictures in the Company's markets. Poor performance of, or disruption in the production of or access to, motion pictures by the major studios and/or independent producers can adversely affect the Company's business, and the Company has no control over the operations of such suppliers. In addition, were the Company to experience poor relationships with one or more distributors, its business could be adversely affected.

THEATRE DEVELOPMENT


    The Company's growth strategy involves the development of new theatres and may involve acquisitions of existing theatres and theatre circuits. There is significant competition in the United States for site locations from both theatre companies and other real estate uses and significant competition among theatre companies for theatre acquisition opportunities. Further, the Company's expansion programs may require financing in addition to the net proceeds from the Offering and internally generated funds. In addition, the development of new theatre locations involves significant risks and investments of time and is also likely to have an initial negative impact on earnings. For example, it typically takes the Company 18 to 24 months from the time a site is identified until a theatre is opened on the site. Moreover, the availability of attractive site locations can be affected by changes in the national, regional and local economic climate, local conditions such as scarcity of space or an increase in demand for real estate in the area, demographic changes, competition from other available space and changes in real estate, zoning and tax laws. As a result of the foregoing, there can be no assurance that the Company will be able to acquire attractive site locations or existing theatres or theatre circuits on terms it considers acceptable, that the Company will be able to acquire financing for such theatres on acceptable terms or that the Company's strategy will result in improvements to the business, financial condition or profitability of the Company. See "Business -- Growth Strategy."


FOREIGN OPERATIONS

    The Company is investigating opportunities for operating multi-screen theatre complexes in Europe, Canada, Mexico and Asia but currently does not own, lease or operate any theatres outside of the United States. There are significant differences between the exhibition industry in the United States and in foreign markets. Regulatory barriers affecting such matters as the size of theatre complexes, the issuance of licenses and the ownership of land may restrict market entry. Vertical integration of production and exhibition companies in foreign markets may also have an adverse effect on the Company's ability to license motion pictures for international exhibition. Quota systems used by some countries to protect their domestic film industry may adversely affect revenues from theatres that the Company might develop in such markets. Such differences in industry structure and regulatory and trade practices may adversely affect the Company's ability to expand internationally or to operate at a profit following such expansion.

SIGNIFICANT OUTSTANDING INDEBTEDNESS


    The Company had significant amounts of outstanding indebtedness as of December 30, 1993, including $100 million principal amount of 11 7/8% Senior Notes due 2000, $100 million principal amount of 12 5/8% Senior Subordinated Notes due 2002 (collectively, the "Notes") and $68.4 million in capital lease obligations. In addition, the Company has a $40 million credit facility (the "Credit Facility"), under which there were no borrowings at December 30, 1993. Indebtedness of the Company could have important consequences to holders of the Convertible Preferred, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired and (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to the Company for its operations, payment of dividends and any future business opportunities.

    The Company will require substantial cash flow to make scheduled payments on existing indebtedness and dividend payments on the Convertible Preferred. The ability of the Company to make dividend payments on the Convertible Preferred will be dependent on its future performance and liquidity, which in turn are subject to financial, economic and other factors affecting the Company, many of which are beyond its control.

DIVIDEND POLICY; DEPENDENCE ON SUBSIDIARIES; RESTRICTIONS ON DIVIDENDS

    Holders of Convertible Preferred will be entitled to receive cumulative cash dividends in the amounts specified on the cover page of this Prospectus when, as and if declared by the Board of Directors of AMCE out of funds at the time legally available therefor. Payment of dividends is subject to declaration by the Board of Directors and, if not declared, dividends will accumulate from quarter to quarter without interest until declared and paid. AMCE currently does not pay regular cash dividends on its Common Stock (into which the Convertible Preferred is convertible) and does not anticipate paying such dividends in the foreseeable future.

    All of the Company's interest in its theatres is owned by AMC or its subsidiaries. Therefore, the Company's ability to service its debt and pay dividends is dependent upon the earnings of its subsidiaries and distribution of those earnings to the Company or upon other payments of funds by the subsidiaries to the Company.


    The Company's ability to pay dividends on the Convertible Preferred (as well as the Common Stock) and to make other "restricted payments" is limited under the Indentures governing the Notes (the "Indentures") to the sum of (i) 25% of the Company's consolidated cash flow, as defined in the Indentures, from the date of issuance of the Notes, (ii) net proceeds from the sale of capital stock since the issuance of the Notes (including this Offering) and (iii) returns on certain investments. Such amount available under the Indentures aggregated approximately $9.8 million as of December 30, 1993 and will increase by approximately $96 million as a result of this Offering.


FINANCIAL LOSSES

    The Company has reported losses in each of fiscal years 1989, 1990 and 1992. Cumulative losses of the Company for the period commencing with the beginning of fiscal 1989 through the end of fiscal 1993 were approximately $27 million. However, during this five-year period the Company's cumulative cash flow from operations was approximately $88 million. The Company believes that statutory surplus and net profits and cash available to it from future operations will be sufficient to enable it to meet dividend and debt service requirements of the Convertible Preferred and existing indebtedness. However, if the Company again experiences such losses, it may be unable to meet such obligations while attempting to withstand competitive pressures or adverse economic conditions. In such circumstances, the value of the Convertible Preferred could be adversely affected.

CREDIT FACILITY


    The Credit Facility contains significant financial and other restrictive covenants which limit the Company's operating flexibility. Under the Credit Facility, which expires by its terms in August 1995, the Company and its subsidiaries generally may not, among other matters, pay cash dividends during its term in excess of the lesser of (i) $10 million or (ii) $5 million plus 25% of cash flow, as defined in the Credit Facility, over the term of the Credit Facility, in each case less capital expenditures outside of the United States. The Company has made only one borrowing under the Credit Facility, which was in connection with the acquisition of EEP, and the amount borrowed has been repaid. The Company does not anticipate any need for borrowing under the Credit Facility, and if the Company is unable to negotiate satisfactory amendments to the Credit Facility to permit payment of dividends on the Convertible Preferred, the Company intends to terminate the Credit Facility. The Company may attempt to negotiate a new credit facility, but there can be no assurance that it will be successful in doing so.

CONTROLLING STOCKHOLDER


    Voting control of AMCE is vested in the holders of Class B Stock, subject to the right of holders of the Common Stock to elect one-fourth of the members of the Board of Directors and the rights of the holders of preferred stock to elect directors in certain circumstances. Mr. Stanley H. Durwood, primarily through DI, beneficially owns all of the Class B Stock and 2,642,101 shares of the Common Stock (approximately 50.2% of the issued and outstanding shares of Common Stock), which in the aggregate represent approximately 98% of the combined voting power of the Company's outstanding voting securities on all matters other than the election of directors. As long as DI holds a majority of the Common Stock, it will be able to elect or remove all of the Company's Board of Directors.


ANTI-TAKEOVER MATTERS

    Certain provisions of the Credit Facility and the Indentures may have the effect of delaying or preventing transactions involving a "change of control" of the Company, including transactions in which stockholders might otherwise receive a possible substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.


    A "change of control" would require the Company to refinance substantial amounts of its indebtedness and would impose other significant obligations on the Company. Generally, the acquisition by any person or persons other than Mr. Stanley H. Durwood, his spouse, lineal descendants and their spouses (the "Durwood Family"), any affiliate controlled by the Durwood Family or any trust solely for the benefit of one or more members of the Durwood Family of beneficial ownership of capital stock of the Company representing a majority of the voting power of the Company's capital stock ordinarily having the right to vote in the election of directors would constitute a "change of control" under the Credit Facility and under the Indentures. A "change of control" will be an event of default under the Credit Facility. In addition, upon the occurrence of a "change of control," the Company would be required to make an offer to purchase all the Notes; however, the Credit Facility prohibits the purchase of the Notes by the Company in the event of a "change of control." The inability to repay indebtedness under the Credit Facility, if accelerated, or to purchase all of the tendered Notes, would also constitute an event of default under the Indentures, which would have certain adverse consequences to the Company and holders of the Convertible Preferred.


    A Change of Control of, or a Fundamental Change (each as defined herein) to, the Company would also give holders of the Convertible Preferred a right to convert their shares into a greater number of shares of Common Stock. See "Description of Capital Stock -- Convertible Preferred -- Special Conversion Rights."

    Under AMCE's Certificate of Incorporation, holders of Class B Stock and Common Stock generally vote as a class, with each share of Common Stock being entitled to one vote per share and each share of Class B Stock being entitled to ten votes per share. As a result of the provisions of the Certificate of Incorporation and the ownership of the Company, no change of control requiring stockholder approval is possible without the consent of DI, which owns all the Class B Stock, and Mr. Stanley H. Durwood, who controls DI.

MARKET FOR CONVERTIBLE PREFERRED STOCK


    There has been no public market for the Convertible Preferred prior to this Offering. Due to the absence of any prior public market for the Convertible Preferred, there can be no assurance that the initial public offering price will correspond to the price at which the Convertible Preferred will trade in the public market subsequent to this Offering. Application has been made to list the Convertible Preferred on AMEX. Prices for the Convertible Preferred will be determined in the marketplace and may be influenced by many factors, including the liquidity of the market for the Convertible Preferred, investor perceptions of the Company, the market price of the Common Stock and general industry and economic conditions. The Common Stock into which the Convertible Preferred is convertible is listed and traded on AMEX and the Pacific Stock Exchange.

SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of this Offering, AMCE will have approximately 5,262,830 shares of Common Stock outstanding and 11,157,000 shares of Class B Stock outstanding, which are convertible into a like number of shares of Common Stock. Of the shares of Common Stock outstanding or issuable upon conversion of the Class B Stock, approximately 2,573,151 are freely tradeable without restriction or registration under the Securities Act. All of the remaining shares of Common Stock are either held by affiliates or are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, all of which are presently eligible for sale (subject to any applicable volume restrictions of Rule 144). Additional shares of Common Stock, including shares issuable upon exercise of options and warrants, will also become eligible for sale in the public market from time to time. However, holders of substantially all of the restricted shares have agreed not to sell any of their shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Underwriters. Following this Offering, sales of substantial amounts of AMCE's Common Stock in the public market pursuant to Rule 144 or otherwise, or even the potential of such sales, could adversely affect the prevailing market price of the Common Stock and impair AMCE's ability to raise additional capital through the sale of equity securities.


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Convertible Preferred are estimated to be approximately $96 million (assuming the Underwriters' over-allotment option is not exercised). The Company intends to use such proceeds (i) to improve its domestic theatre circuit through the construction of new theatres, the addition of screens at, or remodeling of, existing theatres and the acquisition of existing theatres from other circuits, (ii) to finance the construction or acquisition of theatres in foreign markets, (iii) to repurchase and retire a portion of the Notes pursuant to open market or privately negotiated purchases or otherwise and (iv) for general corporate purposes. Such new theatres and screens may be acquired pursuant to lease agreements or through acquisition of fee ownership and may be constructed by the Company on a stand-alone basis or through partnerships or other arrangements with third parties. The Company's determination to acquire Notes will depend on many factors, including factors beyond its control such as prevailing market prices for the Notes, and may be subject to limitations in the Indentures and other debt instruments to which it is a party. The Company has made no determination as to the amount of proceeds that will be allocated to any of the foregoing purposes. However, the Company expects that no more than a nominal amount, if any, of the proceeds would be used for general corporate purposes and that substantially all of the proceeds will be used for the other purposes identified above.



    The actual number of screens the Company may build or acquire with proceeds of the Offering or otherwise will depend on a number of factors, including geographic location, whether the Company acquires fee, as opposed to leasehold, interests in the theatres and theatre sites and the availability of development partners or other outside financing sources. Presently the Company is not engaged in discussions with any person respecting the possible acquisition of existing theatres or theatre circuits, and there can be no assurances that any acquisition will occur. Pending their use for the purposes set forth above, the Company will invest the net proceeds of the Offering in interest-bearing instruments or other securities.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK


    AMCE's Common Stock is listed on the American and Pacific Stock Exchanges under the symbol AEN. Application to list the Convertible Preferred has been made to the AMEX. The table below sets forth, for the periods indicated, the high and low closing prices of the Common Stock as reported on the AMEX composite tape.



                                                                                            PRICE RANGE OF
                                                                                             COMMON STOCK
                                                                                         --------------------
                                                                                           HIGH        LOW
                                                                                         ---------  ---------
Year Ended April 2, 1992:
1st Quarter............................................................................  $ 6 3/4    $ 5 1/4
2nd Quarter............................................................................  6          5
3rd Quarter............................................................................  5 1/8      4
4th Quarter............................................................................  5          4 1/8
Year Ended April 1, 1993:
1st Quarter............................................................................  $ 7 1/4    $ 4 3/8
2nd Quarter............................................................................  7 1/8      4 5/8
3rd Quarter............................................................................  6 1/2      4 1/8
4th Quarter............................................................................  8 3/4      5 7/8
Year Ending March 31, 1994:
1st Quarter............................................................................  $ 9 3/4    $ 7 3/8
2nd Quarter............................................................................  13         9 1/4
3rd Quarter............................................................................  14 7/8     12 3/8
4th Quarter through February 2, 1994...................................................  13 1/2     12 1/4



    On February 2, 1994, the reported last sale price of the Common Stock on AMEX was $13 1/8. As of February 1, 1994, there were 484 holders of record of Common Stock.


    AMCE's Certificate of Incorporation provides that holders of Common Stock and Class B Stock shall receive, pro rata per share, such cash dividends as may be declared from time to time by the Board of Directors. Except for a $1.14 per share dividend declared in connection with a recapitalization that occurred in August 1992, AMCE has not declared a dividend on shares of Common Stock since fiscal 1989. Any payment of cash dividends on the Common Stock in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by its Board of Directors. Currently, AMCE does not contemplate declaring or paying any dividends on the Common Stock.


    AMCE's ability to pay cash dividends on the Common Stock, Class B Stock and Convertible Preferred is restricted under both the terms of the Credit Facility and the Indentures. The Credit Facility limits the amount of cash dividends which AMCE may pay during its term to the lesser of (i) $10 million or (ii) $5 million plus 25% of cash flow, as defined in the Credit Facility, over the term of the Credit Facility, in each case less capital expenditures outside of the United States. If AMCE is unable to amend its Credit Facility to permit the payment of dividends on the Convertible Preferred, it will terminate the Credit Facility. The terms of the Indentures restrict AMCE's ability to pay cash dividends  by  requiring that  such  dividends and  other  "restricted payments"
(which term includes, as long as the Company's Senior Notes due 2000 are outstanding, any repurchase prior to maturity of the Company's Senior Subordinated Notes due 2002) generally not exceed the sum of 25% of cash flow plus net proceeds of certain capital contributions and sales of capital stock received, after August 12, 1992. The amount available under the restriction on payments of cash dividends under the Indentures was approximately $9.8 million as of December 30, 1993. After giving effect to the Offering, such amount would be increased by approximately $96 million.

                                 CAPITALIZATION


    The following table sets forth the total capitalization of the Company (including short-term debt) as of December 30, 1993 and as adjusted to reflect the Offering (assuming no exercise of the Underwriters' over-allotment option and assuming none of the proceeds are used to purchase Notes). This table should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in the Prospectus.


                                                     AS OF DECEMBER 30, 1993(1)
                                                     --------------------------
                                                                         AS
                                                       ACTUAL         ADJUSTED
                                                     ----------      ----------
                                                           (IN THOUSANDS)
Short-term debt (including current portion of
 long-term debt)..................................   $    2,519      $    2,519
Long-term debt....................................      266,291         266,291
Stockholders' equity
  Convertible Preferred Stock, par value
   66 2/3 CENTS per share, 10,000,000 shares
   authorized at December 30, 1993; 0 shares
   issued at December 30, 1993; 4,000,000 shares
   issued as adjusted (aggregate liquidation value
   of $100,000,000)...............................       --               2,667
  Common Stock, par value 66 2/3 CENTS per share,
   45,000,000 shares authorized at December 30,
   1993; 4,684,130 shares issued and outstanding
   (2)(3).........................................        3,123           3,123
  Class B Stock, par value 66 2/3 CENTS per share,
   30,000,000 shares authorized at December 30,
   1993; 11,730,000 shares issued and outstanding
   (3)............................................        7,820           7,820
  Additional paid-in capital......................       13,979         107,312
  Retained earnings...............................        7,044           7,044
                                                     ----------      ----------
    Total stockholders' equity....................       31,966         127,966
                                                     ----------      ----------
    Total capitalization..........................   $  300,776      $  396,776
                                                     ----------      ----------
                                                     ----------      ----------

- ------------------------
(1) For information concerning the Company's commitments and contingencies, see "Business -- Legal Proceedings" and Note 11 of the Company's "Notes to
    Consolidated Financial Statements for the Fiscal Year ended April 1, 1993" and Note 5 of the Company's "Notes to Consolidated Financial Statements for the thirty-nine weeks ended December 30, 1993" included elsewhere in this Prospectus.
(2) Does not include shares of Common Stock issuable upon the conversion of Convertible Preferred or 11,730,000 shares reserved for issuance upon conversion of the Class B Stock or 823,000 shares reserved for issuance upon the exercise of outstanding employee stock options.
(3) On January 24, 1994, DI converted 573,000 shares of Class B Stock for a like number of shares of Common Stock.

                            SELECTED FINANCIAL DATA


    The following table sets forth selected data regarding the Company's five most recent fiscal years and the interim periods ended December 30, 1993 and December 31, 1992. The historical financial information for each of the fiscal years specified below has been derived from the Company's consolidated financial statements for such periods. The consolidated financial statements for the fiscal year ended April 1, 1993 have been audited by Coopers & Lybrand, and those for fiscal years ended April 2, 1992 and March 28, 1991 have been audited by Deloitte & Touche, each independent certified public accountants, as indicated in their respective reports thereon which appear elsewhere herein. The unaudited pro forma financial information of the Company as of and for the fiscal year ended April 1, 1993 and for the interim periods ended December 30, 1993 and December 31, 1992 has been adjusted to give effect to the acquisition of EEP as set forth below in footnote 1. Such pro forma information does not purport to represent what the Company's results of operations would have been had the acquisition of EEP occurred on the dates presented or to project the Company's financial position or results of operations for any future period. The historical financial data set forth below is qualified in its entirety by reference to the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The historical and pro forma financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                                                  THIRTY-NINE WEEKS ENDED(2)
                                                               ----------------------------------------------------------------
                                                                        PRO FORMA(1)                         ACTUAL
                                                               ------------------------------    ------------------------------
                                                               DECEMBER 30,     DECEMBER 31,     DECEMBER 30,     DECEMBER 31,
                                                                   1993             1992             1993             1992
                                                               -------------    -------------    -------------    -------------
                                                                       (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues (3)........................................   $    447,958     $    412,177     $    447,958     $    306,130
  Total cost of operations..................................        345,342          323,082          345,388          235,350
  Depreciation and amortization.............................         28,825           29,203           29,151           21,086
  General and administrative expenses.......................         27,957           26,280           27,957           26,088
  Estimated loss on future dispositions.....................        --                 2,500          --                 2,500
                                                               -------------    -------------    -------------    -------------
  Operating income..........................................         45,834           31,112           45,462           21,106
  Interest expense (4)......................................         27,546           26,579           27,616           23,161
  Investment income (5).....................................          1,493               88            3,252            6,485
  Gain (loss) on disposition of assets (6)..................            (79)           9,590              (79)           9,640
  Income tax provision (7)..................................          8,100            5,000            8,500            5,000
                                                               -------------    -------------    -------------    -------------
  Earnings before extraordinary items.......................         11,602            9,211           12,519            9,070
  Extraordinary items (8)...................................        --                (6,483)         --                (6,483)
                                                               -------------    -------------    -------------    -------------
  Net earnings..............................................   $     11,602     $      2,728     $     12,519     $      2,587
                                                               -------------    -------------    -------------    -------------
                                                               -------------    -------------    -------------    -------------
  Earnings per share........................................   $       0.71     $       0.15     $       0.76     $       0.14
  Common dividends per share (9)............................        --                  1.14          --                  1.14
  Weighted average number of shares outstanding.............         16,452           16,195           16,452           16,195
  Ratio of earnings to fixed charges and preferred stock               1.47             1.35             1.50             1.36
   dividends (10)...........................................
BALANCE SHEET DATA
  Cash, cash equivalents and investments....................            N/A              N/A     $     58,518     $     50,373
  Total debt (including capitalized lease obligations)......            N/A              N/A          268,810          253,888
  Stockholders' equity......................................            N/A              N/A           31,966           19,495
  Total assets..............................................            N/A              N/A          407,611          379,112
OTHER DATA
  EBITDA (11)...............................................   $     74,659     $     62,815     $     74,613     $     44,692
  Property acquisitions (excluding property under                     8,757           10,910            6,707            7,200
   capitalized lease obligations)...........................

                                                                                  YEARS ENDED (2)
                                                     --------------------------------------------------------------------------
                                                     PRO FORMA
                                                     APRIL 1,     APRIL 1,     APRIL 2,     MARCH 28,    MARCH 29,    MARCH 31,
                                                      1993(1)       1993         1992         1991         1990         1989
                                                     ---------    ---------    ---------    ---------    ---------    ---------
                                                                  (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues (3)..............................   $543,340     $ 404,465    $ 406,964    $ 446,351    $ 416,994    $ 457,508
  Total cost of operations........................    426,012       310,835      325,901      358,770      335,829      382,074
  Depreciation and amortization...................     38,597        28,175       31,385       32,572       31,532       38,360
  General and administrative expenses.............     36,915        36,285       37,885       34,532       30,406       29,001
  Estimated loss on future dispositions of              2,500         2,500        3,000        2,100        1,600        1,100
   assets.........................................
                                                     ---------    ---------    ---------    ---------    ---------    ---------
  Operating income................................     39,316        26,670        8,793       18,377       17,627        7,964
  Interest expense (4)............................     35,969        31,401       30,035       35,940       48,502       45,769
  Investment income (5)...........................        325         8,239        8,502       13,441        8,159        3,087
  Gain (loss) on disposition of assets (6)........      9,590         9,638        8,721        6,649       14,628       24,670
  Income tax provision (7)........................      5,400         5,400        1,500        1,960        9,050       (3,709)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
  Earnings (loss) before extraordinary items......      7,862         7,746       (5,519)         567      (17,138)      (6,339)
  Extraordinary items (8).........................     (6,483)       (6,483)      --              500       --           --
                                                     ---------    ---------    ---------    ---------    ---------    ---------
  Net earnings (loss).............................   $  1,379     $   1,263    $  (5,519)   $   1,067    $ (17,138)   $  (6,339)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
                                                     ---------    ---------    ---------    ---------    ---------    ---------
  Earnings (loss) per share.......................   $   0.07     $    0.06    $   (0.39)   $    0.02    $   (1.11)   $   (0.55)
  Common dividends per share (9)..................       1.14          1.14       --           --           --             0.03
  Weighted average number of shares outstanding...     16,217        16,217       16,088       16,129       16,001       15,896
  Ratio of earnings to fixed charges and preferred       1.24          1.25       --             1.01       --           --
   stock dividends (10)...........................
BALANCE SHEET DATA
  Cash, cash equivalents and investments..........        N/A     $  50,106    $  36,823    $  46,554    $  41,911    $  31,937
  Total debt (including capitalized lease                 N/A       255,302      240,231      263,160      258,373      258,535
   obligations)...................................
  Stockholders' equity............................        N/A        18,171       39,869       46,088       45,581       62,782
  Total assets....................................        N/A       374,102      377,699      439,488      457,736      466,154
OTHER DATA
  EBITDA (11).....................................   $ 80,413     $  57,345    $  43,178    $  53,049    $  50,759    $  46,433
  Property acquisitions (excluding property under      13,249         8,821       21,520       20,227       18,075       78,832
   capitalized lease obligations).................

- ------------------------
(1) The pro forma Statement of Operations Data for the fiscal year ended April 1, 1993, and the thirty-nine week periods ended December 30, 1993 and December 31, 1992 give effect to the acquisition of EEP as if the acquisition had occurred at the beginning of the period. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The adjustments to the historical data are as follows:
     (a) Property and intangible assets of EEP were reduced for pro forma purposes to reflect the push down of the carrying value of EEP with depreciation and amortization expense similarly reduced.
     (b) Financing costs of the $30,000,000 borrowed for the EEP acquisition was assumed for pro forma purposes at an annual interest rate of 7.25%.
     (c) Interest income was reduced upon the use of $24,500,000 in cash at an assumed annual rate of 4.42%.

      (2) Effective at the beginning of fiscal 1990 (i.e., the fiscal year  ended
         March 29, 1990), the Company adopted a 52/53 week year. The fiscal year ended April 2, 1992 consisted of 53 weeks, while the fiscal years ended
         April 1, 1993, March 28, 1991 and March 29, 1990 consisted of 52 weeks.
 (3) During  fiscal 1989, the Company  sold 55 theatres with  375 screens to TPIE and sold its theatres  in the United  Kingdom. These operations  contributed approximately  $105,000,000 to total revenues  in fiscal 1989. During fiscal
    1992, the Company acquired a 50% general partnership interest in the screens previously sold  to  TPIE. During  fiscal  1994, the  Company  acquired  the remaining 50% interest in the partnership.
 (4) Interest  expense  for fiscal  1990  includes $14,331,000  of  interest with respect to an IRS settlement.
 (5) Includes interest income consisting of interest (plus accretion of  original issue  discount) on  the subordinated  notes of  a partnership  in which the
    Company had  a 50%  interest from  April 19,  1991 until  May 28,  1993  and interest  on  cash deposits  and  cash equivalents.  Investment  income also includes, for  various  periods,  dividend income,  equity  in  earnings  of partnerships and income (loss) from sale of securities.
 (6) Includes   the  following  gains   upon  the  disposition   of  assets:  (i)
    approximately $25,000,000  in fiscal  1989 from  the sale  of the  Company's
    United  Kingdom operations; (ii) $7,300,000 in  fiscal 1990 from the sale of five theatres to  Act III  Inner Loop  Theatres, Inc.;  (iii) $8,200,000  in
    fiscal  1992 from the  sale of eight  theatres to Carmike  Cinemas, Inc. and
    (iv) $9,900,000 in  fiscal 1993 from  the sale of  five theatres to  Carmike
    Cinemas, Inc. In addition, the Company sold a total of 56 theatres in fiscal
    1989 and fiscal 1991 to TPIE and, because of the Company's relationship with
    TPIE  and  other  factors, the  net  gain of  approximately  $70,000,000 was deferred. Prior to the  Company's acquisition of  a partnership interest  in the  theatres sold  to TPIE,  the deferred gain  was being  amortized on the straight-line method  over  an  average  life  of  approximately  11  years.
    Following  the Company's acquisition  of a 50%  partnership interest in EEP, one-half of the then unamortized deferred gain was applied as a reduction in the Company's investment in the partnership. After the Company acquired  the remaining  partnership interest in  EEP, the then  unamortized deferred gain was applied as a reduction to the property and intangible assets acquired.
 (7) As of April 1, 1993, the  Company had an investment tax credit  carryforward of  $2,038,000 available, which expires in 2003. See Note 7 of the Company's
    "Notes to Consolidated Financial Statements for the Fiscal Year ended  April
    1, 1993."
 (8) During  fiscal 1993,  the Company incurred  extraordinary charges,  due to a debt restructuring, in the amount of $10,283,000 before an associated income tax benefit  of $3,800,000.  From  fiscal 1991,  the Company  recognized  an income  tax benefit of $500,000 upon the utilization of a net operating loss carryforward.
 (9) The dividend of $1.14  per share was a  special dividend paid in  connection with  a recapitalization of  the Company which occurred  in August 1992. See
    Note 6 of the Company's "Notes to Consolidated Financial Statements for  the
    Fiscal Year ended April 1, 1993."
(10) The  Company had  a deficiency  of earnings  to fixed  charges and preferred stock dividends for each of fiscal years 1989, 1990 and 1992 of $13,492,000,
    $8,078,000 and  $3,632,000, respectively.  For  purposes of  computing  this ratio,  earnings consist of  income (loss) before  taxes, plus fixed charges
    (excluding capitalized interest). Fixed charges consist of interest expense, amortization of debt issuance costs,  and one-third of fixed minimum  rental expense  on operating leases, estimated by  the Company to be representative of the interest factor attributable to rental expense. For the fiscal  years ended  April 2, 1992 and April 1, 1993, fixed charges include $7,439,000 and
    $7,731,000, respectively, for the Company's share (50%) of the fixed charges of EEP.
(11) Represents  operating  income  plus   depreciation  and  amortization   plus
    estimated  loss  on  future disposition  of  assets. EBITDA  is  a financial measure commonly used in the Company's industry and should not be  construed as  an alternative  to operating  income (as  determined in  accordance with
    GAAP), an indicator of operating  performance, an alternative to cash  flows from  operating  activities (as  determined in  accordance  with GAAP)  or a measure of liquidity. EBITDA for fiscal  1989 includes the results from  the
    Company's  theatre circuit  in the United  Kingdom which was  sold in fiscal
    1989. Excluding such theatres from the calculation of EBITDA in fiscal  1989 results in an EBITDA of $53,489,000 for that year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenues are derived principally from box office admissions and theatre concession sales. Additional revenues are derived from other sources such as on-screen advertising and license fees from electronic video games in theatre lobbies. The Company's principal costs of operations are film rentals and advertising costs, payroll, costs of concessions, occupancy costs, such as theatre rentals and utilities, and other expenses such as insurance.


    Set forth below is a summary of operating revenues and expenses for the thirty-nine week periods ended December 30, 1993 and December 31, 1992. In addition, revenues and expenses are presented on a pro forma basis as if EEP were consolidated for the thirty-nine week periods ended December 30, 1993 and December 31, 1992.


                                                THIRTY-NINE WEEKS ENDED                         THIRTY-NINE WEEKS ENDED
                                                   DECEMBER 30, 1993                               DECEMBER 31, 1992
                                     ---------------------------------------------   ---------------------------------------------
                                       PRO      % OF TOTAL              % OF TOTAL     PRO      % OF TOTAL              % OF TOTAL
                                      FORMA      REVENUES     ACTUAL     REVENUES     FORMA      REVENUES     ACTUAL     REVENUES
                                     --------   ----------   --------   ----------   --------   ----------   --------   ----------
                                                                        (DOLLARS IN THOUSANDS)
REVENUES
  Admissions.......................  $297,647          67%   $297,647          67%   $277,865          68%   $201,652          66%
  Concessions......................   134,773          30     134,773          30     121,006          29      87,117          29
  Management fee income............       210      --             210      --             193      --           7,183           2
  Other............................    15,328           3      15,328           3      13,113           3      10,178           3
                                     --------         ---    --------         ---    --------         ---    --------         ---
    TOTAL..........................  $447,958         100%   $447,958         100%   $412,177         100%   $306,130         100%
                                     --------         ---    --------         ---    --------         ---    --------         ---
                                     --------         ---    --------         ---    --------         ---    --------         ---
COST OF OPERATIONS
  Film rentals.....................  $154,910          35%   $154,910          35%   $146,578          35%   $105,793          35%
  Advertising......................    13,912           3      13,912           3      13,486           3       9,705           3
  Payroll & related expenses.......    61,247          14      61,247          14      58,184          14      43,703          14
  Occupancy costs..................    66,226          15      66,226          15      61,860          15      44,120          14
  Concession merchandise...........    20,004           4      20,004           4      18,945           5      13,813           5
  Other............................    29,043           6      29,089           6      24,029           6      18,216           6
                                     --------         ---    --------         ---    --------         ---    --------         ---
    TOTAL..........................  $345,342          77%   $345,388          77%   $323,082          78%   $235,350          77%
                                     --------         ---    --------         ---    --------         ---    --------         ---
                                     --------         ---    --------         ---    --------         ---    --------         ---

    Set forth below is a summary of operating revenues and expenses for the last three fiscal years. In addition, revenues and expenses are presented on a pro forma basis as if EEP were consolidated for fiscal 1993.

                                                                               FISCAL YEAR ENDED       FISCAL YEAR ENDED
                                    FISCAL YEAR ENDED APRIL 1, 1993              APRIL 2, 1992          MARCH 28, 1991
                             ---------------------------------------------   ---------------------   ---------------------
                               PRO      % OF TOTAL              % OF TOTAL              % OF TOTAL              % OF TOTAL
                              FORMA      REVENUES     ACTUAL     REVENUES     ACTUAL     REVENUES     ACTUAL     REVENUES
                             --------   ----------   --------   ----------   --------   ----------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
REVENUES
  Admissions...............  $365,906          69%   $265,766          66%   $272,960          67%   $303,324          68%
  Concessions..............   159,089          29     114,809          28     114,207          28     121,495          27
  Management fee income....       478      --           9,342           2       6,502           2       7,633           2
  Other....................    17,867           3      14,548           4      13,295           3      13,899           3
                             --------         ---    --------         ---    --------         ---    --------         ---
    TOTAL..................  $543,340         100%   $404,465         100%   $406,964         100%   $446,351         100%
                             --------         ---    --------         ---    --------         ---    --------         ---
                             --------         ---    --------         ---    --------         ---    --------         ---
COST OF OPERATIONS
  Film rentals.............  $190,136          35%   $137,613          34%   $138,511          34%   $163,311          37%
  Advertising..............    17,860           3      12,786           3      17,123           4      18,065           4
  Payroll & related
   expenses................    76,447          14      57,497          14      62,532          15      65,116          14
  Occupancy costs..........    83,028          15      58,878          15      59,438          15      59,253          13
  Concession merchandise...    24,046           5      17,522           4      18,288           5      20,368           5
  Other....................    34,495           6      26,539           7      30,009           7      32,657           7
                             --------         ---    --------         ---    --------         ---    --------         ---
    TOTAL..................  $426,012          78%   $310,835          77%   $325,901          80%   $358,770          80%
                             --------         ---    --------         ---    --------         ---    --------         ---
                             --------         ---    --------         ---    --------         ---    --------         ---

OPERATING RESULTS


    THIRTY-NINE WEEKS ENDED DECEMBER 30, 1993 COMPARED TO THIRTY-NINE WEEKS ENDED DECEMBER 31, 1992.


    Total revenues for the thirty-nine weeks ended December 30, 1993 increased $141,828,000, or 46.3%, from $306,130,000 for the prior period ended December 31, 1992 to $447,958,000 in the current period. After giving pro forma effect to the consolidation of EEP for the prior period, total revenues increased by $35,781,000, or 8.9%, from $412,177,000. Revenue increases after the pro forma effect of EEP for the first three quarters of fiscal 1993 included increases in admissions of $19,782,000, concessions of $13,767,000, and management fees and other of $2,232,000. Compared to the prior period including EEP theatre operations, attendance increased approximately 8.5%, the average ticket price decreased 1.3%, or $.05, and concession revenues per patron increased 2.5%, or $.04.



    Cost of operations increased by $110,038,000, or 46.8%, in the thirty-nine weeks ended December 30, 1993 from $235,350,000 in the comparable period of the prior fiscal year to $345,388,000 in the current period. After giving pro forma effect to the consolidation of EEP for the prior period, total cost of operations increased by $22,023,000, or 6.8%, from $323,365,000. Including EEP theatres for the prior period, film rental expense increased $8,332,000 in the current period, $10,436,000 due to higher volumes offset by a decrease in expense of $2,104,000 due to a decrease in the percentage of admissions paid to distributors. Concession costs increased $1,059,000, or 5.6%, in the current period after including EEP operations for the prior year. Payroll and related costs increased 5.3%, or $3,063,000 for the thirty-nine weeks ended December 30, 1993 compared to the prior period (including EEP operations).



    The Company's operating income for the first three quarters of fiscal 1994 increased $24,356,000 to $45,462,000 from $21,106,000 for the comparable period in the prior year. After giving pro forma effect to the consolidation of EEP for the prior period, operating income increased by approximately $15,814,000 from $29,648,000. The increase in operating income is due primarily to increased attendance and to a decrease in "direct operating expenses" (cost of operations excluding film rentals, theatre rentals and taxes, license fees and insurance) per patron. On a per patron basis, direct operating expenses decreased 2.5% from $1.58 in the prior year to $1.54 at December 30, 1993.

    Substantially all of the management fee income earned in fiscal 1993 was from the Company's management agreement with EEP. For fiscal 1994, the Company does not report management fees from EEP theatres in its Consolidated Financial Statements.


    General and administrative expenses increased $1,869,000 in the thirty-nine weeks ended December 30, 1993 to $27,957,000 from $26,088,000. This increase was primarily the result of the provision for bonuses to corporate, division and film office associates under a management incentive program, together with an increase of $1,686,000 in connection with the Company's exploration of international opportunities which began in September 1992. Increases in general and administrative expenses would have been higher but for a charge recorded in the first quarter of the prior fiscal year of $750,000 in connection with the consolidation of two operating divisions and savings realized in fiscal 1994 from the division consolidation, in addition to other corporate office expense reductions, primarily legal and professional expenses.



    Interest expense was $27,616,000 in the first three quarters of fiscal 1994, an increase of $4,455,000, or 19.2%, from the comparable period of fiscal 1993. The increase consisted of a $2,601,000 increase in interest expense associated with corporate borrowings and a $1,854,000 increase in capitalized lease interest. Excluding the effect of the EEP acquisition in fiscal 1994, interest expense increased by $2,000,000, primarily as the result of the debt restructuring in the second quarter of fiscal 1993.



    Investment income decreased $4,832,000 to 1,653,000 in the first three quarters of fiscal 1994 from $6,485,000 in the previous fiscal year. Fiscal 1993 included equity in earnings of EEP of $1,676,000. For fiscal 1994, EEP revenues and expenses are consolidated as of the beginning of the fiscal year. Interest income decreased $3,747,000 to $1,388,000 in the first two quarters of fiscal 1994 from the comparable period of fiscal 1993, primarily due to the elimination of interest income from EEP.



    Minority interest reported in the first three quarters of fiscal 1994 in the amount of $1,599,000 represents TPIE's share of the EEP operating loss from April 2, 1993 to May 27, 1993, prior to the Company's acquisition of TPIE's partnership interest. Included in the results for fiscal 1993 is a net gain on the disposition of assets of $9,640,000, primarily from the sale of five theatres with 32 screens to Carmike Cinemas, Inc.



    Due to the debt restructuring in the second quarter of fiscal 1993, the Company incurred extraordinary charges in the amount of $10,283,000, before tax. These charges included redemption premiums on then outstanding debentures and the write-off of deferred charges relating to such debentures and a prior credit facility. The income tax benefit derived from this charge was $3,800,000, resulting in a net extraordinary item charge of $6,483,000, or $.40 per share.



    For  the thirty-nine  weeks ended  December 30,  1993, the  Company recorded earnings before income taxes and extraordinary item of $21,019,000, in comparison to earnings of $14,070,000 in the comparable period of the prior year. After income taxes and extraordinary items, the Company recorded earnings of $12,519,000, or $.76 per share, compared to earnings of $2,587,000, or $.14 per share, for the thirty-nine weeks ended December 31, 1992. Excluding gains and losses on disposition of assets, the Company recorded earnings prior to income taxes and extraordinary item of $21,098,000 for the thirty-nine weeks ended December 30, 1993, compared to earnings in the previous year of $4,430,000. The improved earnings of the Company are primarily due to increased attendance and the acquisition of the remaining one-half share of EEP on May 28, 1993.



    Total revenues for the thirteen weeks ended December 30, 1993 increased 25.7% to $132,589,000, compared to $105,492,000 in the prior year. Earnings for the thirteen weeks decreased 74.7% to $772,000 from $3,054,000 for the prior year. After giving pro forma effect to the consolidation of EEP for the thirteen weeks ended December 31, 1992, admissions decreased $8,517,000, or 8.9%, while concessions decreased $1,985,000, or 4.87%. The decrease in the third quarter is largely due to decreased attendance and a decrease in the average ticket price resulting in a decline in admissions of $6,078,000 and $2,439,000, respectively.

    FISCAL YEAR ENDED APRIL 1, 1993 (FISCAL 1993) COMPARED TO FISCAL YEAR ENDED APRIL 2, 1992 (FISCAL 1992).

    Total revenues of the Company for fiscal 1993 were approximately $404,465,000, representing a decline from fiscal 1992 of $2,499,000, or 0.6%. Fiscal 1992 included 53 weeks versus 52 weeks in fiscal 1993. Excluding revenues produced in the fifty-third week of fiscal 1992, total revenues increased in the 1993 fiscal year $5,386,000, or 1.3%. Theatre revenues per screen from owned theatres increased 2.2%, or $7,399, in fiscal 1993 in spite of a decrease in the average ticket price of $.03. Concession revenue increased in fiscal 1993 $.03 per patron to $1.59 versus $1.56 in the prior period.

    Substantially all of the management fees earned in fiscal 1993 were from the Company's management agreement with EEP. Management fee income increased 43.7% in fiscal 1993, or $2,840,000, to $9,342,000 from $6,502,000. The incentive management fee (see Note 4 of the Company's "Notes to Consolidated Financial Statements for the Fiscal Year ended April 1, 1993") was earned in fiscal 1993, producing $1,830,000 in additional revenues. In the prior fiscal year, the required level of earnings was not met to earn the incentive fee. The remainder of the increase in management fee income was the result of improved revenues at EEP theatre locations.

    Cost of operations decreased $15,066,000, or 4.6%, in fiscal 1993 to $310,835,000 from $325,901,000 in the prior period. The major areas of improvement were in advertising expense and payroll related expenses. The decline in expense is primarily due to a cost cutting effort implemented in the third quarter of fiscal 1992. Direct operating expense decreased 9.0%, from $1.99 to $1.81 per patron in fiscal 1993.


    General and administrative expenses decreased $1,600,000, or 4.2%, from $37,885,000 in fiscal 1992 to $36,285,000 in fiscal 1993. This decrease occurred notwithstanding the fact that the Company assumed the responsibilities of AMC Entertainment International, Inc., effective September 4, 1992, which resulted in expenses of approximately $1,582,000 in fiscal 1993. In addition, during fiscal year 1992, the Company incurred a one-time charge in the amount of $750,000 relating to the consolidation of two divisions. Excluding the expenses referred to above, general and administrative expense decreased $3,932,000, or 10.4%. This improvement is the result of a cost reduction program which resulted in decreased legal and professional fees of approximately $1,200,000, decreased research and development costs of $650,000 and miscellaneous other reductions.


    Interest expense increased $1,366,000, or 4.5%, in fiscal 1993 from $30,035,000 in fiscal 1992 to $31,401,000. Interest relating to corporate borrowings increased $1,795,000, which was offset by a decrease in capital lease interest of $429,000. The increase in interest expense associated with corporate borrowings is the result of a recapitalization that was completed in the second quarter of fiscal 1993 which raised outstanding debt by approximately $40,000,000. The recapitalization was completed to improve the Company's future liquidity by increasing the average maturity of its funded debt from 5.1 years to 9.0 years (as of April 2, 1992).

    Investment income decreased $263,000 from $8,502,000 in fiscal 1992 to $8,239,000 in fiscal 1993. Included in investment income is the Company's equity in net income of EEP. In fiscal 1993, this amount increased by $1,339,000 to $1,743,000. Included in fiscal 1992 was a gain of $1,234,000 relating to the sale of stock held for investment.

    Included in the results for fiscal 1993 and fiscal 1992 are gains on disposition of assets in the amount of $9,638,000 and $8,721,000, respectively. These gains are primarily the result of theatre sales to Carmike Cinemas, Inc. In fiscal 1993 and fiscal 1992, the Company recorded $2,500,000 and $3,000,000, respectively, for estimated losses on future disposition of assets.

    Earnings before taxes and extraordinary items were $13,146,000 in fiscal 1993 compared to a loss in fiscal 1992 of $4,019,000. After income taxes and extraordinary items, net earnings were $1,263,000, or $.06 per share, versus a loss in the previous year of $5,519,000, or $.39 per share. The improvement in earnings in fiscal 1993 occurred notwithstanding an extraordinary charge recorded in the second quarter ended October 1, 1992. The extraordinary charge in the amount of $10,283,000, before tax, was the result of debt restructuring. The charge consisted of redemption premiums on the then outstanding debentures and the write-off of deferred charges relating to such debentures and a prior credit facility. The income tax benefit derived from this charge was $3,800,000, resulting in a net extraordinary item of $6,483,000, or $.40 per share.


    FISCAL YEAR ENDED APRIL 2, 1992 (FISCAL 1992) COMPARED TO FISCAL YEAR ENDED MARCH 28, 1991 (FISCAL 1991).

    Total revenues of the Company for fiscal 1992 were approximately $406,964,000, representing a decline from fiscal 1991 of $39,387,000 or 8.8%. Fiscal 1992 included 53 weeks versus 52 weeks in fiscal 1991. On a comparable 52 week basis, total revenues decreased by $47,415,000, or 10.6%, from fiscal 1992 to fiscal 1991. This reduction was due primarily to the industry-wide lack of commercially successful motion pictures. Revenues per screen from owned theatres in fiscal 1992 were $341,400, compared with $360,491 in fiscal 1991, primarily because attendance per screen was 5.0% less (or a decrease of 3,258 patrons per screen) than the comparable period in fiscal 1991. In addition, average ticket prices fell $.11, or 2.9%, although concession expenditures per patron rose $.02, or 1.4%, in fiscal 1992 compared to fiscal 1991. The decline in average ticket prices was due in part to higher percentage attendance at "dollar houses" and also due to an effort initiated in the fall of 1991 to stimulate attendance through the selective reduction of ticket prices during non-peak periods (i.e., afternoon matinees and "twilite" hours) and revised starting times of movies.

    Substantially all of the management fees earned in fiscal 1992 were from the Company's management agreement with EEP. The Company earned management fees of $6,502,000 for fiscal 1992, down 14.8% from $7,633,000 in fiscal 1991. The decrease in management fees is due to lower revenues generated by the managed theatres.

    Cost of operations declined by $32,869,000, or 9.2%, in fiscal 1992 from $358,770,000 in fiscal 1991. Cost of operations remained fairly constant at approximately 80% of total revenues during fiscal 1992 and fiscal 1991, despite decreases in film rent as a percentage of admissions revenue and concession expense as a percentage of concession revenue in fiscal 1992. These decreases were offset by increases in occupancy costs, payroll and advertising expenses as a percentage of total revenues in fiscal 1992.

    General and administrative expenses increased by $3,353,000 in fiscal 1992 to $37,885,000, or 9.3% of fiscal 1992 total revenues, from $34,532,000, or 7.7%
of total revenues, in fiscal 1991. The increase can be attributed to legal fees associated with ongoing legal matters, settlement of a lawsuit and a charge of approximately $872,000 relating to severance pay upon the resignation of an executive officer of the Company. General and administrative expenses for the 14 weeks ended April 2, 1992 were $9,463,000 compared to $9,985,000 for the 13 week period a year earlier, due to the implementation of expense controls during the third quarter of fiscal 1992. This decrease of $522,000, or 5.2%, occurred notwithstanding that the fourth quarter of fiscal 1992 exceeded that of fiscal 1991 by one week.

    Interest expense was $30,035,000 in fiscal 1992, down by $5,905,000, or 16.4%, from fiscal 1991. The decrease was due primarily to lower rates of interest on a revolving credit agreement and a reduction in the average outstanding balance thereunder from $71,000,000 in fiscal 1991 to $53,000,000 in fiscal 1992. In addition, fiscal 1991 interest expense included a charge of $1,801,000 of estimated interest relating to an IRS settlement.

    Investment income fell by $4,939,000, or 36.7%, to $8,502,000 in fiscal 1992 from $13,441,000 in fiscal 1991 due to lower rates of interest and a reduced amount of invested funds. Included in both fiscal years was interest income of approximately $5,000,000 from the EEP subordinated notes. Fiscal 1991 investment income included approximately $2,400,000 in interest income arising out of the settlement of litigation concerning the sale of the Company's United Kingdom assets in fiscal 1989.

    Included in results for fiscal 1992 are net gains on disposition of assets of $8,721,000, primarily from the sale of theatres to Carmike Cinemas, Inc. In addition, the Company recorded $3,000,000 of estimated losses on future disposition of assets in fiscal 1992, primarily relating to future lease obligations, net of subleases, at discontinued fast food locations and closed theatres, estimated losses on anticipated theatre closings and computer equipment sold.

    For fiscal 1992, the Company recorded a loss before income taxes of $4,019,000 in comparison to earnings before income taxes of $2,527,000 in fiscal 1991. After income taxes, the Company recorded a net loss of $5,519,000 for fiscal 1992, compared with net earnings after income taxes and extraordinary item of $1,067,000 for fiscal 1991. Excluding gains and losses from disposition of assets, the Company's pre-tax loss from operations was $9,740,000 in fiscal 1992, compared with a loss in fiscal 1991 of $2,022,000.


    The accounting treatment accorded the 1989 sale of theatres to TPIE provided for gain recognition over approximately 11 years. Because of the acquisition in April 1991 of these same theatres by EEP, in which the Company held a 50% interest, approximately one-half of the unamortized deferred gain arising from the 1989 transaction was applied as a reduction in the Company's investment in EEP, and further periodic recognition of the remaining gain was suspended. For fiscal 1992, the amount of recognized gain from the 1989 sale was $1,407,000, compared to recognized gain of $6,585,000 in fiscal 1991. (See Notes 4 and 14 of the Company's "Notes to Consolidated Financial Statements for the Fiscal Year ended April 1, 1993".)


    In March 1992, AMC entered into a ten-year agreement with Digital Equipment Corporation ("Digital"), whereby Digital will provide data processing services for AMC. The cost of Digital's services is $1,200,000 a year, increased by five percent of the then current annual cost for each year after the first year. As part of the agreement, Digital purchased all of AMC's existing computer equipment (except its personal computers) for $600,000. The net book value of such equipment was approximately $1,100,000; AMC therefore had a charge against earnings in fiscal 1992 of approximately $500,000 as a result of the sale.

LIQUIDITY, CAPITAL STRUCTURE AND RESOURCES


    The Company's revenues are collected in cash, principally through box office admissions and theatre concession sales. Cash flow from operating activities, as reflected in the Consolidated Statement of Cash Flows, was $29,062,000, $18,441,000, and $18,743,000 in fiscal years 1993, 1992 and 1991, respectively, and $62,125,000 in the first thirty-nine weeks of fiscal 1994, compared with $26,795,000 in the comparable period of fiscal 1993. The Company has an operating "float" which partially finances its operations and which permits the Company to maintain a small amount of working capital capacity. This "float" exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 30 to 45 days following receipt of box office admission revenues and the Company is only occasionally required to make advance payments or non-refundable guarantees of film rentals.



    In addition to cash and cash equivalents of $58,518,000 at December 30, 1993, the Company had available to it at such date the total commitment amount under its $40,000,000 Credit Facility. In connection with the acquisition of EEP on May 28, 1993, the Company borrowed $30,000,000 under the Credit Facility, which amount was repaid from cash flow from operations by July 28, 1993. Except for this borrowing, the Company has not utilized the Credit Facility and does not anticipate that it will need to do so. The Company is required to reduce any amount outstanding under the Credit Facility to zero for a 60-day consecutive period each year. The Company has satisfied this requirement for the second anniversary of the Credit Facility by having no borrowings thereunder during 60 consecutive days following August 10, 1993. As a result, subject to other loan covenants, any borrowings before August 10, 1994 would not be required to be paid until June 10, 1995. Under the Credit Facility, the Company and its subsidiaries generally may not, among other matters, pay cash dividends during its term in excess of the lesser of (i) $10,000,000 and (ii) $5,000,000 plus 25% of cash flow, as defined in the Credit Facility, over the term of the Credit Facility, in each case less capital expenditures outside of the United States. If the Company is unable to negotiate satisfactory amendments to the Credit Facility which will permit payment of dividends on the Convertible Preferred, it intends to terminate the Credit Facility and seek new credit arrangements. The Credit Facility expires by its terms on August 10, 1995.



    The Company estimates that total capital expenditures will be approximately $15,000,000 in fiscal 1994 (excluding property under capital lease obligations). Such expenditures include normal maintenance capital expenditures of approximately 1.5% of revenues and capital expenditures for expansion of the theatre circuit. Total property acquisitions, including those for refurbishment of existing theatres and property under capital lease obligations, were $9,985,000 for the thirty-nine weeks ended December 30, 1993.

    The Company believes that opportunities for new theatre openings exist throughout the United States in areas that are, in the Company's judgment, inadequately screened. The Company's practice has been to construct new theatres and screens pursuant to lease agreements. In an effort to reduce costs associated with leased property, management is exploring the feasibility of owning versus leasing new theatres. Certain theatres operating under lease agreements may be purchased if favorable terms can be reached.


    An expansion of eight screens at an existing location was completed during the first thirty-nine weeks of fiscal 1994. Four theatres with twelve screens were closed in the first thirty-nine weeks of fiscal 1994. The Company has signed lease agreements for five new theatres with 78 screens and the expansion of 17 screens at three existing locations scheduled to open at various dates through the third quarter of fiscal 1997. The estimated minimum rental payments that may be required over the life of the leases (averaging 20 years) for the theatres under construction total approximately $94,000,000.


    The Company continually monitors the performance of its portfolio of theatres to determine the best strategy given local and industry-wide conditions. If an individual theatre's operating margins are unsatisfactory, management may decide, among other options, to convert the theatre to a "dollar house," to sell the property (or the lease rights thereto) or to close the theatre. The closure of a theatre may be coordinated with the opening of a new, modern AMC theatre complex where the operating margins are expected to be superior to those of the replaced theatre. The decision to sell or close a theatre may result in a loss when the carrying value of the property exceeds the sales price or when a theatre is closed with a remaining lease commitment.

    The Indentures contain numerous restrictive covenants that, among other things, restrict the type and amount of debt that the Company may incur and impose limitations on the creation of liens, a change of control, transactions with affiliates, mergers and investments. The Company does not anticipate that these covenants will materially impede the operation of the Company.

IMPACT OF INFLATION

    Historically, the principal impact of inflation and changing prices upon the Company has been with respect to the construction of new theatres, the purchase of theatre equipment and the utility and labor costs incurred in connection with continuing theatre operations. Film rental fees, which are the largest operating expense incurred by the Company, are customarily paid as a percentage of box office admission revenues and hence, while the film rental fees may increase on an absolute basis, the percentages are not directly affected by inflation. Except as set forth above, for the three years ended April 1, 1993 inflation and changing prices have not had a significant impact on the Company's total revenues and results of operations.

                                    BUSINESS

GENERAL


    The Company is the third largest motion picture exhibitor in the United States based on the number of theatre screens operated. Since 1968, when the Company operated 12 theatres with 22 screens, the Company has expanded its operations to include 239 theatres with 1,614 screens located in 22 states and the District of Columbia. Nearly one-half of the screens operated by the Company are located in Florida, California, Pennsylvania and Texas and approximately 70% of the Company's screens are located in areas among the 20 largest Areas of Dominant Influence (television market areas as defined by Arbitron Company).


    The Company's revenues are generated primarily from box office admissions and theatre concession sales, which accounted for 66% and 28%, respectively, of fiscal 1993 revenues. The balance of the Company's revenues are generated primarily by on-screen advertising programs and video games located in theatre lobbies. The Company believes that attendance, revenue and cash flow per screen at its theatres are among the highest in the industry due to its attractive, strategically located, multi-screen theatres and innovative marketing programs.


    The Company is an industry leader in the development and operation of multi-screen theatres, primarily in large metropolitan markets. This strategy of establishing multi-screen theatre complexes enhances attendance and concession sales by enabling the Company to exhibit concurrently a variety of motion pictures attractive to different segments of the movie-going public. It also allows the Company to match a particular motion picture's attendance patterns to the appropriate auditorium size, thereby extending the run of a motion picture and maximizing profit. In addition, multi-screen theatre complexes realize economies of scale by serving more patrons from common support facilities, thereby enabling the Company to spread costs over a higher revenue base. During the fiscal year ended April 1, 1993, theatres with ten or more screens had per patron theatre operating income of $1.18 compared to $1.02 at theatres with less than ten screens (excluding "dollar houses"). At December 30, 1993, approximately 28% of the Company's screens were in theatre complexes with ten or more screens and approximately 87% were located in theatre complexes with six or more screens. The average number of screens per theatre operated by the Company is 6.8, which is the highest of the five largest theatre chains in North America and higher than the industry average of 4.5 based on the most recent data reported in the National Association of Theatre Owners 1993-1994 Encyclopedia of Exhibition.



    Substantially all of the Company's theatres are leased. The Company continually upgrades its theatre circuit by opening new theatres, refurbishing and adding new screens to existing theatres and selectively closing unprofitable theatres. Since March 1988, approximately 38 of the Company's theatres with 325 screens, representing 20% of its screens, have been opened and approximately $43 million has been spent to modernize and remodel its theatres. The Company believes that this strategy of maintaining modern multi-screen theatre complexes enhances its ability to license commercially popular motion pictures.


    The Company continually introduces new programs and amenities at its theatres. The following are examples of developments that are being implemented in the Company's theatre circuit. MovieWatcher-R- is a frequent moviegoer program that rewards loyal customers for patronizing AMC theatres nationwide. Teleticketing allows customers to order tickets in advance by telephone and purchase them with credit cards. AMC's proprietary High Impact Theatre System provides a clearer picture and more dynamic sound throughout the auditorium. Computerized box offices maintain attendance records by title and show time, allowing the Company to make informed staffing, marketing and motion picture exhibition decisions.

    Motion picture theatres are the primary initial distribution channel for new motion picture releases and the Company believes that the theatrical success of a motion picture is the critical factor in establishing the value of the motion picture in the cable television, videocassette or other ancillary markets. According to Motion Picture Associates of America, Inc. ("MPAA"), the total dollars spent on all types of motion picture entertainment in the United States, including box office admissions, increased from $17.5 billion in 1987 to $26.0 billion in 1992. From 1980 to 1992, domestic box office admissions have increased from $2.7 billion to $4.9 billion, primarily due to an increase in average ticket prices throughout this period.

    Annual domestic theatre attendance has averaged approximately one billion persons since the early 1960's. In 1992, annual domestic attendance was 964 million. This stability in attendance has occurred despite substantial growth in the cable television and videocassette sales and rental businesses. The Company believes that motion picture theatre attendance has remained stable because alternative motion picture delivery systems do not provide an experience comparable to attending a movie in a theatre and variances in year-to-year attendance are primarily related to the overall popularity and supply of motion pictures.


    Prior to May 28, 1993, 60 of the Company's theatres containing 452 screens were managed by the Company but owned by EEP, a general partnership in which the Company had a 50% partnership interest. On May 28, 1993, the Company acquired the remaining partnership interest in EEP for a purchase price aggregating $17.5 million in cash and the payment of $37 million of bank indebtedness. As a result of the acquisition and the consolidation of EEP, revenues and EBITDA for the thirty-nine week period ended December 30, 1993, were $122.0 million and $18.7 million higher, respectively, than they would have been had the Company retained only a 50% interest in EEP. See Notes 4 and 14 of the Company's "Notes to Consolidated Financial Statements for the Fiscal Year ended April 1, 1993" and
Note 2 of the Company's "Notes to Consolidated Financial Statements for the thirty-nine weeks ended December 30, 1993."


GROWTH STRATEGY


    The Company intends to expand its domestic theatre circuit by developing new theatres, increasing the number of screens at existing theatres and possibly by acquiring existing theatres or circuits from competitors. In addition, the Company will continue to explore international theatre development in specific markets.


    The Company believes that numerous opportunities for new theatre openings exist throughout the United States, both in areas of population growth and in areas of stable population which, in the Company's judgment, are inadequately served. These markets are attractive either due to a lack of screens relative to their population or because the existing theatres are not representative of today's standard multiplex facility design. The Company believes that the best operating economies are achieved, and the optimal experience for the movie-going patron is provided, by large theatre facilities of typically 50,000 to 100,000 square feet containing at least 12 screens. A theatre facility of this size attracts patrons from a larger geographic area and competes effectively against smaller, less efficient movie theatre complexes that may already exist in a given market. Although a market may have a sufficient absolute number of screens based on current population, their scattered configuration and out-dated design may result in the market being, in the Company's judgment, inadequately served. Another advantage of the large multiplex facility is that it provides the Company additional opportunities for prime locations because it can replace a department store as anchor tenant in a substantial shopping center development. The Company intends to develop these state-of-the-art theatres at locations based on retail concentration, access to surface transportation and specific demographic statistics and trends.

    Traditionally, the Company has leased its theatres from real estate developers. The Company assists the developer in facility design and provides the developer with a long-term lease to facilitate financing of the project. In recent years, real estate developers have limited new property development, primarily due to their financial condition and the availability of financing. Although the Company believes that most of its new domestic theatres will be developed through lease arrangements, it will consider developing and owning a theatre location if it is unable to identify a developer for a specific new project. In addition to facilitating the development of attractive theatres, ownership of theatres will allow the Company to obtain the specific sites it desires and maintain greater control over the development of the projects.

    The Company is currently reviewing over 70 potential domestic theatre locations, and has begun negotiations on 30 sites representing approximately 400 screens. Presently, the Company anticipates that approximately 300 new screens will be opened or under construction by the end of fiscal 1995, including approximately 70 screens at 12 existing theatres. However, there can be no assurance that the Company will finalize negotiations on any of these sites. If a theatre is operated under a conventional lease arrangement, the Company typically owns the furniture, fixtures and equipment. The cost per screen to the Company of a leased theatre is approximately $150,000, or $3,600,000 for a 24-screen modern multiplex theatre. If the Company decides to own a theatre in fee, the estimated cost for a 24-screen modern multiplex theatre will be between $12,000,000 and $15,000,000, plus the cost of land.

    In connection with the development of new theatres and screens, the Company may participate in the development of "entertainment centers," which would be destination entertainment complexes anchored by a large multiplex theatre and containing related leisure time facilities such as casual dining facilities, sports bars, game rooms, food courts, virtual reality centers, traditional retail and other similar facilities. The Company anticipates that ultimately it would retain a minority interest in any such center and would participate in the initial development and ownership of the center primarily to obtain favorable theatre lease or acquisition terms.


    The United States motion picture exhibition industry is currently consolidating, with the top ten exhibitors now accounting for approximately 50% of total screens. However, there remain over 350 participants in the industry and the Company believes that the trend towards consolidation will afford the Company the opportunity to acquire both specific theatres or entire circuits. The Company will consider such acquisitions in order to complement an existing presence within a market or to enter a new market.


    The Company also believes that a significant growth opportunity exists for the development of multiplex theatres in foreign markets. Many urban areas in Canada, Mexico, Europe and Asia are substantially under-screened, both in terms of the absolute number of screens and in the adoption of the multiple screen theatre format. In addition, the production and distribution of feature films and the demand for American motion pictures is increasing in many foreign countries. The Company intends to utilize its experience in the development of multiplex theatres, as well as its existing relationships with the domestic motion picture production industry, to enter selected foreign markets. The Company has opened offices in Toronto, Paris, Mexico City and Hong Kong and is actively seeking local real estate partners or developers to participate in the development of these international markets, either through traditional lease structures, outright fee ownership or the development of entertainment centers.

THEATRE DEVELOPMENT


    The following table sets forth information concerning additions and dispositions of domestic theatres and screens during, and the number of domestic theatres operated by the Company at the end of, the last five fiscal years and the thirty-nine weeks ended December 30, 1993.



                                                                   CHANGES IN THEATRES OPERATED
                                                                         DURING PERIOD (1)
                                                          -----------------------------------------------
                                                                                                                     TOTAL
                                                                ADDITIONS               DISPOSITIONS           THEATRES OPERATED
                                                          ----------------------   ----------------------   -----------------------
                                                          NUMBER OF   NUMBER OF    NUMBER OF   NUMBER OF    NUMBER OF    NUMBER OF
PERIOD ENDED                                              THEATRES     SCREENS     THEATRES     SCREENS      THEATRES     SCREENS
- -------------------------------------------------------   ---------   ----------   ---------   ----------   ----------   ----------
  March 31, 1989.......................................        32          218           6           25          289         1,690
  March 29, 1990.......................................         4           36          17           81          276         1,645
  March 28, 1991.......................................         4           47          19           70          261         1,622
  April 2, 1992........................................         7           73          15           78          253         1,617
  April 1, 1993........................................         6           72          16           72          243         1,617
  December 30, 1993....................................         2           15           6           18          239         1,614
                                                               --                       --
                                                                           ---                      ---
    Total..............................................        55          461          79          344
                                                               --                       --
                                                               --                       --
                                                                           ---                      ---
                                                                           ---                      ---

- ------------------------
(1) Excludes theatres sold to TPIE in fiscal years 1989 and 1991 referred to below, all of which the Company continued to manage.


    The Company adds and disposes of theatres based on industry conditions and its business strategy. Since the beginning of fiscal 1989, the Company has constructed 38 new theatres having 325 screens, added 54 screens to existing theatres, closed 54 theatres with 189 screens and sold 24 theatres with 153 screens. An additional 56 theatres with 383 screens were sold to TPIE in fiscal 1989 and fiscal 1991. These sales enabled the Company to strengthen its financial condition. The theatres sold to TPIE were subsequently acquired by EEP, which was acquired by the Company in May 1993.


    The following table provides greater detail with respect to the Company's theatre circuit as of December 30, 1993.



                                                                 SCREENS PER
                                                                   THEATRE
                                           TOTAL     TOTAL     ----------------
STATE                                     SCREENS   THEATRES   1-5   6-9   10 +
- ---------------------------------------   -------   --------   ---   ---   ----
Florida................................      298         40     6     26     8
California.............................      251         35     6     20     9
Texas..................................      169         23     5     14     4
Pennsylvania...........................      128         25    15      9     1
Michigan...............................      117         20    10      6     4
Missouri...............................       87         12     1      8     3
Arizona................................       80         12     3      6     3
Colorado...............................       69         10     2      6     2
Virginia...............................       63          9     3      4     2
Ohio...................................       56          8     2      5     1
New Jersey.............................       52          9     4      4     1
Maryland...............................       48          6     0      4     2
Georgia................................       42          5     0      4     1
Oklahoma...............................       22          3     0      3     0
New York...............................       22          3     0      3     0
Illinois...............................       20          3     0      3     0
Louisiana..............................       20          3     0      3     0
Washington.............................       20          3     0      3     0
Kansas.................................       18          3     0      3     0
Massachusetts..........................       10          2     1      1     0
District of Columbia...................        9          1     0      1     0
Nebraska...............................        8          2     1      1     0
Delaware...............................        5          2     2      0     0
                                          -------       ---    ---   ---   ----
  Total................................    1,614        239    61    137    41
                                          -------       ---    ---   ---   ----
                                          -------       ---    ---   ---   ----


THEATRE OPERATIONS

    The Company uses a decentralized structure to operate its business on a day-to-day basis. Each location is viewed as a discrete profit center and a portion of theatre level management's compensation is linked to the operating results of each unit. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of the Company's operations. Theatre management additionally attends a four to six-week training academy focusing on operations management, administration, marketing and supervisory management during their first 12 to 24 months with the Company.

    Four division offices, each headed by a Vice President, supervise theatre operations and personnel within their respective regions. The regional Vice Presidents are also responsible within their markets for real estate activity, marketing, facilities (design and maintenance) and profit center auditing. The division offices are located in Los Angeles, California; Kansas City, Missouri; Clearwater, Florida; and Voorhees, New Jersey.

    Policy development, strategic planning, finance and accounting are centralized at the corporate office. Additionally, the corporate office acts as a service bureau to both the division offices and theatres regarding management information systems, benefits, administration and operations services. Film licensing activity primarily occurs in Los Angeles utilizing a structure that facilitates interaction between theatre managers, division managers and motion picture buyers.


    The Company has improved the profitability of certain of its older theatres by converting them to "dollar houses," which display second-run movies and charge lower admission prices (ranging from $1.00 to $2.00). The Company operated 28 such theatres with 147 screens at December 30, 1993 (9.1% of the Company's total screens).


    The Company primarily relies upon advertisements and movie schedules published in newspapers to inform its patrons of motion picture titles and show times. Radio, television and full page newspaper advertisements are used on a regular basis to promote new releases and special events. These expenses generally are paid for by the distributors; however, the Company occasionally shares the expense of such advertisements. The Company pays for "stack" advertisements which display information on motion pictures at the Company's theatres within a geographic area. The Company also exhibits "Now Playing" and "Coming Soon" spots to promote motion pictures currently playing on the Company's screens or motion pictures not yet released.

FILM LICENSING

    The Company licenses motion pictures from distributors on a film-by-film and theatre-by-theatre basis. The Company obtains these licenses either by negotiating directly with, or by submitting bids to, distributors. Negotiations with distributors are based on several factors, including theatre location, competition, season and motion picture content. Rental fees paid by the Company under a negotiated license generally are adjusted subsequent to the exhibition of a motion picture in a process known as "settlement." Factors taken into account in the settlement process include the commercial success of a motion picture relative to original expectations and an exhibitor's commitment to the motion picture. When motion pictures are licensed through a bidding process, the bids for new releases are made, at the discretion of the distributor, subject to the requirements of state law, either on a previewed basis or a non-previewed ("blind-bid") basis. In most cases, the Company licenses its motion pictures on a previewed basis.

    Licenses entered into in either a negotiated or bidding process typically specify rental fees based on the higher of a gross receipts formula or a theatre admissions revenue sharing formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentages declining over the term of the run. First-run motion picture rental usually begins at 70% of box office admissions and gradually declines to as low as 30% over a period of four to seven weeks. Second-run motion picture rental typically begins at 35% of box office admissions and often declines to 30% after the first week. Under a theatre admissions revenue sharing formula (commonly known as a "90/10" clause), the distributor receives a specified percentage (i.e., 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses.

    The Company may pay non-refundable guarantees of film rentals or make advance payments of film rentals, or both, in order to obtain a license in a negotiated or bid process, subject, in some cases, to a per capita minimum license fee. Because of the settlement process, negotiated licenses typically are more favorable to theatre operators with respect to the percentage of revenue paid to license a motion picture. In the past two years, bidding has been used less frequently than previously.

    The Company's film buyers evaluate the prospects for upcoming motion pictures prior to the time that distributors solicit bids. Criteria considered for each motion picture include cast, director, plot, performance of similar motion pictures, estimated motion picture rental costs and expected MPAA rating. Successful licensing depends greatly upon knowledge of the tastes of the residents in markets served by each theatre and insight into the trends in those tastes, as well as the availability of commercially popular motion pictures.

    The Company licenses film through division level film buyers located in Los Angeles, California and Voorhees, New Jersey. Division level licensing enables the Company to capitalize on local trends and to take into account actions of local competitors in its bidding and licensing strategies. The Company at no time licenses any one motion picture for all its theatre complexes, which minimizes its risk with respect to any single motion picture.


    A decentralized film licensing strategy is an important ingredient in the Company's formula for penetration of local markets. In essence, the Company's business is dependent upon the availability of marketable motion pictures. There are seven distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. They consist of Buena Vista Pictures (Disney), Warner Bros. Distribution, Columbia Pictures, Tri-Star Pictures, Twentieth Century Fox, Universal Film Exchanges, Inc. and Paramount Pictures. There are numerous smaller distributors and no single distributor dominates the market. Poor relationships with distributors, poor performance of motion pictures or disruption in the production of motion pictures by the major studios and/or independent producers may have an adverse effect upon the business of the Company. In fiscal 1993, no single distributor accounted for more than 15% of the motion pictures licensed by the Company or more than 21% of the Company's box office admissions. From fiscal year to fiscal year the Company's revenues attributable to individual distributors may vary significantly depending upon the commercial success of such distributor's motion pictures in any given year.


    The Company predominantly licenses "first-run" motion pictures. During the period January 1, 1982 to December 31, 1992, the number of new first-run motion pictures released each year by distributors in the United States has ranged from a low of 361 to a high of 487. In 1992, domestic distributors released 431 new first-run motion pictures. If a motion picture has substantial potential following its first run, the Company may license it for a "sub-run." Although average daily sub-run attendance is often less than average daily first-run attendance, sub-run film rentals are also generally less than first-run film rentals. Sub-runs enable the Company to exhibit a variety of motion pictures during periods in which there are few new film releases.

CONCESSIONS

    Concession sales are the second largest source of revenue for the Company after box office admissions. Concession items include popcorn, soft drinks, candy and other items. The Company's strategy emphasizes prominent and appealing concession counters designed for rapid service and efficiency. The Company is continuing its efforts to increase concession sales through optimizing product mix, introducing new products and intensive staff training.

COMPETITION

    The Company's theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to licensing motion pictures, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete aggressively with the Company's theatres. The Company believes that the principal competitive factors with respect to film licensing include licensing terms (including guarantees), seating capacity and location of an exhibitor's theatres, the quality of projection and sound equipment at the theatres, and the exhibitor's ability and willingness to promote the motion pictures. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location of theatres, the comfort and quality of theatres and ticket prices.

    There are over 350 participants in the domestic motion picture exhibition industry. Industry participants vary substantially in size, from small independent operators of a single theatre with a single screen to large national chains of multi-screen theatres affiliated with entertainment conglomerates. At the end of 1992, the ten largest motion picture exhibition companies operated approximately one-half of the total number of screens.

    Certain of the Company's competitors are seeking to expand their theatres and screens in operation. Such expansion has caused certain local marketing areas or portions thereof to become overscreened.

    The Company's theatres face competition from a number of motion picture exhibition delivery systems, such as pay television, pay per view and home video systems. While the future impact of such delivery systems on the motion picture exhibition industry is difficult to determine precisely, there can be no assurance that such delivery systems will not have an adverse impact on attendance at the Company's theatres. The Company's theatres also face competition from other forms of entertainment competing for the public's leisure time and disposable income.

REGULATORY ENVIRONMENT

    The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which the Company was not a party, have a material impact on the Company. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including the Company, on a theatre-by-theatre basis. Consequently, the Company cannot assure itself of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for its licenses on a film-by-film and theatre-by-theatre basis.

    Bids for new motion picture releases are made, at the discretion of the distributor, subject to state law requirements, either on a previewed basis or blind-bid basis. Certain states have enacted laws regulating the practice of blind-bidding. Management believes that it may be able to make better business decisions with respect to film licensing if it is able to preview motion pictures prior to bidding for them, and accordingly believes that it may be less able to capitalize on its expertise in those states which do not regulate blind-bidding.

    Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. The Company is implementing modifications to its theatre design which will satisfy the ADA's requirements. The Company presently estimates that the cost of such compliance for the current fiscal year will be approximately $1.3 million, all of which is included in the Company's $15 million budget for capital expenditures for fiscal 1994.


    There are significant differences between the regulatory environment in the United States and foreign markets. These include certain regulatory barriers and quota systems as well as unregulated vertical integration of production and exhibition companies. See "Risk Factors -- Foreign Operations."


EMPLOYEES


    As of December 30, 1993, the Company had approximately 1,500 full-time and 6,900 part-time employees. Approximately 11% of the part-time employees were minors whose wages do not exceed minimum wage.


    Fewer than one percent of the Company's employees, consisting primarily of motion picture projectionists, are represented by the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators. The Company's expansion into new markets may increase the number of employees represented by this union. The Company believes that its relationship with this union is satisfactory.

    As an employer covered by the ADA, the Company must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of the Company's business. In addition, many of the Company's employees are covered by various government employment regulations, including minimum wage, overtime and working condition regulations.

PROPERTIES

    Substantially all of the Company's real properties, including its central offices, are leased. The majority of the Company's theatres are subject to lease agreements with original terms generally ranging from 15 to 25 years and, in most cases, renewal options for up to an additional 20 years. The renewal options generally provide for increased rent. Property leases provide for minimum annual rentals and may, under certain conditions, require additional rental payments based on a percentage of revenues. The majority of the concession, projection, seating and other equipment required for each of the Company's theatres is owned.

    In some cases, the Company's rights as tenant are subject and subordinate to the mortgage loans of lenders to its lessors so that if a mortgage were to be foreclosed, the Company could lose its lease. Historically, this has never occurred.

LEGAL PROCEEDINGS


    The following paragraphs summarize significant litigation and proceedings to which the Company is a party.


    INCOME TAX LITIGATION. The Company has been in litigation with the Internal Revenue Service ("IRS") primarily concerning the Company's method, for the years 1975 and 1978 to 1987, inclusive, of reporting, for income tax purposes, film rental deductions in the year paid (cash method) rather than in the year the related film was exhibited (accrual method). These and other issues, including the determination of various credit and loss carrybacks, and issues related to certain capital gains, the dividends received deduction, and the understatement penalty, were the subject of two United States Tax Court cases (DURWOOD, INC. V. COMMISSIONER OF INTERNAL REVENUE, Docket No. 3706-88 filed February 23, 1988 and DURWOOD, INC. V. COMMISSIONER OF INTERNAL REVENUE, Docket No. 3322-91 filed February 22, 1991).


    Settlements have been reached with respect to all issues in each of the tax court cases. Through September 30, 1993, the Company has recorded provisions totaling approximately $23 million, representing the estimated federal and state income taxes and interest resulting from the IRS litigation. Through September 30, 1993, the Company has made payments totaling approximately $20 million to federal and state tax authorities associated with the tax court settlements. Management believes that adequate amounts have been reserved with respect to these income tax matters.


    SALES TAX LITIGATION. On August 13, 1991, the Florida Department of Revenue assessed the Company $1,670,000 in taxes, penalties and interest for popcorn sales in theatres that occurred during the period commencing January 1, 1986 and ending December 31, 1988. Because the regulation relied on by the Department did not become effective until December 1987, the Department issued a revised assessment to the Company in the amount of $388,000, which is based on the Company's 1988 popcorn sales in Florida. Because the Company's Florida legal counsel failed to file a petition to contest the assessment within the required time, the Department has taken the position that the Company owes $388,000 in taxes plus penalties and interest.


    The Company and the Department have agreed to be bound by the final judicial resolution of another Florida sales tax case currently pending in the Florida First District Court of Appeals, which presents substantially the same issues. If the taxpayer prevails in this case, the Company will pay nothing to the Department. If the Department prevails in this case, the Company will pay the $388,000 in assessed taxes plus interest, but no penalties. In any event, the Company will also pursue all available remedies against its former legal counsel.


    SCOTT C. WALLACE, DERIVATIVELY ON BEHALF OF NOMINAL DEFENDANT AMC ENTERTAINMENT INC. V. STANLEY H. DURWOOD, ET AL., Chancery Court for New Castle County, Delaware (Civil Action No. 12855). On January 27, 1993, plaintiff filed a derivative action on behalf of AMCE against four of its directors, Messrs. Stanley H. Durwood, Edward D. Durwood, Paul E. Vardeman and Charles J. Egan, Jr. (the "Wallace litigation"). AMCE was named as a nominal defendant. The lawsuit alleges breach of fiduciary duty, mismanagement and waste of assets in connection with the provision of film licensing, accounting and financial services by American Associated Enterprises, a partnership beneficially owned by Mr. Stanley H. Durwood and members of his family, to the Company, certain other transactions with affiliates of the Company, termination payments to a former officer of the Company and other transactions. The lawsuit seeks unspecified money damages and equitable relief and costs, including reasonable attorneys' fees.

    JAMES M. BIRD, DERIVATIVELY ON BEHALF OF NOMINAL DEFENDANT AMC ENTERTAINMENT INC. V. STANLEY H. DURWOOD, ET AL., Chancery Court for New Castle County,
Delaware (Civil Action No. 12939). On April 16, 1993, plaintiff filed a derivative action on behalf of AMCE against four of its directors, Messrs. Stanley H. Durwood, Edward D. Durwood, Paul E. Vardeman and Charles J. Egan, Jr., and one of its former directors, Philip E. Cohen. AMCE was named as a nominal defendant. The lawsuit alleges many of the same claims that are alleged in the Wallace litigation, as well as claims involving certain transactions with National

Cinema Supply Corporation and a fee paid by a subsidiary of the Company to Mr. Cohen in connection with a transaction between the Company and TPI Entertainment, Inc. The lawsuit seeks unspecified money damages and equitable relief and costs, including reasonable attorneys' fees.


    On August 20, 1993, the individual defendants filed a motion to dismiss both the Wallace litigation and the Bird litigation. On September 10, 1993, such defendants filed a motion to stay discovery pending the court's resolution of defendants' motion to dismiss. On November 1, 1993, the court ordered that discovery be stayed in the Wallace litigation and the Bird litigation pending resolution of the motion to dismiss, except for discovery concerning the fitness of Mr. Wallace to serve as a derivative plaintiff.


    The Company is named as a defendant in a number of other lawsuits arising in the normal course of its business. Management does not expect that any actions to which the Company is a party will result in a material loss to the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Directors and Executive Officers of the Company are as follows:


                                                                                                YEARS ASSOCIATED
                  NAME                      AGE(1)                    POSITION                    WITH COMPANY
- ----------------------------------------  -----------  --------------------------------------  ------------------
Stanley H. Durwood                                73   Chairman of the Board, Chief Executive            48(2)
                                                        Officer and Director (AMCE and AMC)
Charles J. Egan, Jr.                              61   Director (AMCE and AMC)                            7
Paul E. Vardeman                                  63   Director (AMCE and AMC)                           11
Edward D. Durwood                                 44   President, Vice Chairman of the Board             18
                                                        and Director (AMCE and AMC)
Peter C. Brown                                    35   Senior Vice President, Chief Financial             2
                                                        Officer, Treasurer and Director (AMCE
                                                        and AMC)
Philip M. Singleton                               47   Senior Vice President, Chief Operating            19
                                                        Officer and Director (AMCE and AMC)
Donald P. Harris                                  43   President -- AMC Film Marketing, Inc.             16
Earl C. Voelker, Jr.                              48   Senior Vice President (AMC)                       21
Richard J. King                                   44   Vice President (AMC)                              21
Gregory S. Rutkowski                              45   Vice President (AMC)                              18
Frank T. Stryjewski                               37   Vice President (AMC)                              15
Richard T. Walsh                                  40   Vice President (AMC)                              18
Richard L. Obert                                  54   Vice President and Chief Accounting                4
                                                        Officer (AMCE and AMC)

- ------------------------
(1)   As of December 30, 1993.
(2)   Includes years with the predecessor of the Company.


    With the exception of Mr. Egan, who became a director on October 30, 1986, and Messrs. Brown and Singleton, who each became a director on November 12, 1992, all other directors have served as such since AMCE's formation in 1983.

    All directors are elected annually, and each holds office until his successor has been duly elected and qualified or his earlier resignation or removal. There are no family relationships between any Director and any Executive Officer of the Company, except that Mr. Edward D. Durwood is the son of Mr. Stanley H. Durwood. All directors of AMCE also serve as directors of AMC.

    All current Executive Officers of the Company hold such offices at the pleasure of the Board of Directors, subject, in the case of Mr. Peter C. Brown, Senior Vice President, Chief Financial Officer, Treasurer and a Director of AMCE and AMC, and Mr. Donald P. Harris, President of AMC Film Marketing, Inc., a wholly owned subsidiary of AMC, to rights under their respective employment agreements.

    Mr. Stanley H. Durwood has served as a Director of AMCE from its organization on June 14, 1983 and of AMC since August 2, 1968. In February 1986, he became Chairman of the Board of AMCE and AMC. Mr. Durwood served as President of AMCE from June 1983 through February 20, 1986 and from May 1988 through June 1989. Mr. Durwood has served as Chief Executive Officer of AMCE since June 1983 and of AMC since February 20, 1986. He also served as President of AMC from August 2, 1968 through February 20, 1986 and from May 13, 1988 through November 8, 1990. Mr. Durwood is a graduate of Harvard University.

    Mr. Edward D. Durwood became President and Vice Chairman of the Board of AMCE on June 29, 1989 and of AMC on November 8, 1990. Mr. Durwood has served as a Director of AMCE since June 14, 1983 and of AMC since November 26, 1980. Mr. Durwood served as Vice President of AMCE from June 14, 1983 through February 6, 1989, and of AMC from May 5, 1981 through February 6, 1989, at which time Mr. Durwood became Executive Vice President of both companies. Mr. Durwood holds undergraduate and M.B.A. degrees from the University of Kansas.

    Mr. Peter C. Brown has served as Senior Vice President and Chief Financial Officer of AMCE and AMC since November 14, 1991 and was elected a Director of AMCE and AMC on November 12, 1992. Mr. Brown has served as Treasurer of AMCE and AMC since September 28, 1992. Prior to November 14, 1991, he served as a consultant to AMCE from October 1990 to October 1991, and as Vice President of DJS Inverness & Co., an investment banking firm located in New York City, from November 1987 to October 1990. Mr. Brown is a graduate of the University of Kansas.

    Mr. Philip M. Singleton has served as Senior Vice President and Chief Operating Officer of AMCE and AMC since November 14, 1991 and was elected a Director of AMCE and AMC on November 12, 1992. Prior to November 14, 1991, Mr. Singleton served as Vice President in charge of operations for the Southeast Division of AMC since May 10, 1982. Mr. Singleton holds an undergraduate degree from California State University, Sacramento and an M.B.A. degree from the University of South Florida.

    Mr. Charles J. Egan, Jr. has served as a Director of AMCE and AMC since October 30, 1986. Mr. Egan is Vice President and General Counsel of Hallmark Cards, Incorporated, which is primarily engaged in the business of social expressions and related products (including greeting cards, gifts, party goods, crayons, etc.) and cable television. Mr. Egan holds an A.B. degree from Harvard University and an LL.B. degree from Columbia University.

    Mr. Paul E. Vardeman has served as a Director of AMCE since June 14, 1983 and of AMC since September 28, 1982. Mr. Vardeman has been a member of the law firm of Polsinelli, White, Vardeman & Shalton, Kansas City, Missouri, since 1982. Prior thereto, Mr. Vardeman served as a Judge of the Circuit Court of Jackson County, Missouri. Mr. Vardeman holds undergraduate and J.D. degrees from the University of Missouri, Kansas City.

    Mr. Donald P. Harris has served as President of AMC Film Marketing, Inc., a wholly owned subsidiary of AMC, since April 18, 1989, and prior thereto served as Vice President of AMC Film Marketing, Inc. from November 26, 1980.

    Mr. Earl C. Voelker, Jr. was appointed Senior Vice President in charge of operations for the Northeast Division of AMC on June 10, 1992. Previously, Mr. Voelker had been Vice President in charge of operations for the Northeast Division of AMC since April 30, 1979.

    Mr. Richard J. King was appointed Vice President in charge of operations for the Northeast Division of AMC on June 10, 1992. Previously, Mr. King served as Vice President in charge of operations for the Southwest Division of AMC since October 30, 1986, and as Division Operations Manager of AMC since May 7, 1986.

    Mr. Gregory S. Rutkowski has served as Vice President in charge of operations for the West Division of AMC since May 5, 1981.

    Mr. Frank T. Stryjewski has served as Vice President in charge of operations for the Southeast Division of AMC since December 9, 1991. Mr. Stryjewski served as Vice President -- Operations Resources of AMC from December 1990 to December 1991, and as Vice President -- Human Resources of AMC from December 1988 to December 1990. Prior to December 1988, Mr. Stryjewski served as National Training Director of AMC.

    Mr. Richard T. Walsh was appointed Vice President in charge of operations for the Central Division of AMC on June 10, 1992. Previously Mr. Walsh had been Vice President in charge of operations for the Midwest Division of AMC since December 1, 1988 and prior thereto served as Division Operations Manager of AMC from November 23, 1987 through December 1, 1988, and Assistant Division Operations Manager of AMC since 1984.

    Mr. Richard L. Obert has served as Vice President and Chief Accounting Officer of AMCE and AMC since January 9, 1989. Mr. Obert served as President and a Director of Franklin Financial Concepts, Inc. from November 1986 through December 1988.

COMPENSATION OF DIRECTORS

    For fiscal 1993, Messrs. Charles J. Egan, Jr. and Paul E. Vardeman were each paid annual compensation of $2,500 and fees of $2,700 and $2,100, respectively, for attendance at Board of Directors meetings. Messrs. Egan and Vardeman were each paid $2,000 per month as compensation for their services as members of the Audit Committee.

    Beginning in fiscal 1994, the Executive Committee of the Board of Directors of AMCE approved revised compensation arrangements for Messrs. Egan and Vardeman. The annual cash compensation to be paid to Messrs. Egan and Vardeman will be $20,000 each for their services as members of the Boards of Directors of AMCE and AMC and $24,000 each for their services as members of the Audit Committees of the Company and AMC. Messrs. Egan and Vardeman will each be paid $900 per hour for attending meetings of (i) any board of directors of AMCE or its subsidiaries on which he serves, (ii) the Audit Committee after the twelfth meeting during the fiscal year and (iii) any other committee of the Board of Directors of AMCE or its subsidiaries on which he serves.

EXECUTIVE COMPENSATION

    The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the four other most highly compensated Executive Officers of the Company (determined as of the end of the last fiscal year and hereafter referred to as the "named Executive Officers") for the last three fiscal years ended April 1, 1993, April 2, 1992 and March 28, 1991.

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                                ---------------------------------------------------
                                                 FISCAL                              OTHER ANNUAL         ALL OTHER
         NAME AND PRINCIPAL POSITION              YEAR       SALARY      BONUS     COMPENSATION(1)   COMPENSATION(1)(2)
- ----------------------------------------------  ---------  ----------  ----------  ----------------  -------------------
Stanley H. Durwood                                1993     $  420,004  $  141,800        N/A              $       0
 Chief Executive Officer                          1992        420,004      --            N/A                    N/A
                                                  1991        420,004      --            N/A                    N/A
Edward D. Durwood                                 1993        269,742     122,900        N/A                  6,626
 President                                        1992        266,357      --            N/A                    N/A
                                                  1991        250,016      37,500        N/A                    N/A
Donald P. Harris                                  1993        272,931      66,000        N/A                  5,661
 President -- AMC Film Marketing, Inc.            1992        245,550      20,000        N/A                    N/A
                                                  1991        229,996      60,000        N/A                    N/A
Philip M. Singleton                               1993        244,466     100,000        N/A                 45,249
 Chief Operating Officer                          1992        202,433      --            N/A                    N/A
                                                  1991        169,988      42,500        N/A                    N/A
Peter C. Brown                                    1993        199,331     107,200        N/A                 13,579
 Chief Financial Officer                          1992        128,471      --            N/A                    N/A
                                                  1991         --          --            N/A                    N/A

- ------------------------
(1) N/A denotes not applicable. For fiscal 1993, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus. In accordance with the transitional provisions of the revised rules for executive compensation adopted by the Commission, amounts of Other Annual Compensation and All Other Compensation are excluded for fiscal 1992 and 1991.
(2) Includes the Company's contributions to a 401(k) defined contribution savings plan in the amount of $6,626 for Mr. Edward D. Durwood, $5,661 for Mr. Donald P. Harris, $6,414 for Mr. Philip M. Singleton and $5,129 for Mr. Peter C. Brown. In addition, moving expense is included in the amount of $38,835 for Mr. Singleton and $6,320 for Mr. Brown and medical continuation coverage payments to a previous employer for Mr. Brown in the amount of $2,130.

    OPTION EXERCISES AND HOLDINGS. The following table provides information, with respect to the named Executive Officers, concerning the exercise of options during the last fiscal year and unexercised options held as of the fiscal year ended April 1, 1993:

      OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR END VALUES

                                                                               UNEXERCISED OPTIONS       VALUE OF
                                                                                  AT FISCAL YEAR        UNEXERCISED
                                                                                      END(1)           IN-THE-MONEY
                                        SHARES ACQUIRED ON                     --------------------     OPTIONS AT
NAME                                         EXERCISE         VALUE REALIZED    SHARES      PRICE     FISCAL YEAR END
- --------------------------------------  -------------------  ----------------  ---------  ---------  -----------------
Stanley H. Durwood....................          --                  --            --         --            --
Edward D. Durwood.....................        --                   --             --         --            --
Donald P. Harris......................        --                   --             15,000  $     4.67 $       49,950
                                              --                   --              7,500        9.00       --
Philip M. Singleton...................           15,000      $       16,200        7,500        9.00       --
Peter C. Brown........................        --                   --             --         --            --

- ------------------------
(1)   All stock options granted are exercisable.

    401(K) PLAN. AMC sponsors a defined contribution savings plan (the "401(k) Plan") whereby employees of AMC or its subsidiaries may (under current administrative rules) elect to contribute, in whole percentages from 1% to 16% of compensation, provided no employee's elective contributions shall exceed the amount permitted under Section 402(g) of the Internal Revenue Code ($8,994 in 1993). A matching contribution is made by AMC at 50% of an employee's elective contribution of up to 6% of the employee's compensation. AMC may increase the 50% matching contribution to 100%. Employees have full and immediate vesting rights to their elective contributions and AMC's matching contributions and related earnings. AMC's contributions to the accounts of the named Executive Officers are included in the Summary Compensation Table.

    DEFINED BENEFIT RETIREMENT PLAN. AMC sponsors a defined benefit retirement plan (the "Retirement Plan") which provides benefits to certain employees of AMC and its subsidiaries based upon years of credited service and the highest consecutive five-year average annual remuneration. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. A participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

    The following table shows the total estimated annual pension benefits (without regard to minimum benefits) payable to a covered participant under AMC's Retirement Plan, assuming retirement in calendar 1993 at age 65, payable in the form of a single life annuity. The benefits are not subject to any deduction for Social Security or other offset amounts.

                                                                           YEARS OF CREDITED SERVICE
HIGHEST CONSECUTIVE FIVE-YEAR                                -----------------------------------------------------
AVERAGE ANNUAL COMPENSATION                                     15         20         25         30         35
- -----------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
$125,000...................................................  $  17,895  $  23,860  $  29,825  $  35,790  $  41,755
 150,000...................................................     21,645     28,860     36,075     43,290     50,505
 175,000...................................................     25,395     33,860     42,325     50,790     59,255
 200,000...................................................     29,145     38,860     48,575     58,290     68,005
 225,000...................................................     32,895     43,860     54,825     65,790     76,755
 235,000...................................................     34,395     45,860     57,325     68,790     80,255

    At April 1, 1993, the years of credited service under the Retirement Plan for each of the named Executive Officers were: Mr. Edward D. Durwood, 17 years; Mr. Donald P. Harris, 15 years; Mr. Philip M. Singleton, 18 years; and Mr. Peter
C. Brown, 1 year. Because Mr. Stanley H. Durwood is age 73, he is receiving minimum required distributions under this Plan pursuant to I.R.C. 401(a)(9), even though he is an active employee. The amount distributed in fiscal 1993 was $33,990 and is not included in the Summary Compensation Table.

    EXECUTIVE INCENTIVE PROGRAM. On November 15, 1993, the Compensation Committee of the Company's Board of Directors approved the Executive Incentive Program (the "EIP") for corporate and field executive and senior management, including executive officers. The EIP will be in effect for the current fiscal year. Participants must be employed at year-end to be eligible for an award. Awards are pro-rated per complete quarter of employment.

    Maximum awards under the EIP range from 50% of salary for executive corporate management participants to 30% of salary for senior field management participants. Awards are based on up to three performance components: division, company and personal. The division component, which applies to division and film office participants, is based on each division's performance relative to a division operating income quota. For purposes of determining this component, "division operating income" is defined as operating income less general and administrative expenses and extraordinary expenses ("DOI"). The company component, which applies to all eligible participants, is based on the Company's performance relative to an EBITDA (earnings before interest, taxes, depreciation and amortization) quota. For division level participants, "EBITDA" is defined as DOI less national film, home office and international general and administrative expenses plus capitalized lease adjustments. The personal component of an award is based upon predetermined individual goals and a supervisor's year-end performance appraisal, and payment is subject to the recommendation of the supervisor and approval of the Executive Committee. The Compensation Committee of the Board of Directors approves the annual DOI and EBITDA quotas and approves the personal component of awards for participants who are members of the Executive Committee.

    The division and company components are scaled, based on the Company's performance, as follows: if 80% or less of a DOI or EBITDA quota, respectively, is met, no amount is awarded with respect to a component based on that quota; if more than 80% (up to 100%) of a quota is met, each 1% increase (above 80%) in the percentage of the quota that is met will result in a 5% increase in award for the respective component; and if 100% to 110% of a quota is met, each 1% increase in quota (above 100%) will result in a 10% increase in award for the respective component. For example, if 100% of a quota is met, 100% of the related award may be paid, whereas if 110% of a quota is met, 200% of the related award may be paid. The personal component of an award, which is contingent on the Company achieving a minimum 80% of the EBITDA quota, can be up to 15% of an individual's salary (but the aggregate amount of all such awards may not exceed 10% of the salaries of all participants). The Company's Executive Committee has discretion to defer payment for up to one year of some or all of the division and company awards.

    OTHER EXECUTIVE BENEFIT PLANS. The Executive Medical Reimbursement Plan covers active employees who are officers of the Company and provides up to $2,500 a month for the following medical expenses: (i) routine physicals, (ii) vision care, (iii) well baby care, (iv) hospital room and board charges in excess of the semi-private room and board rate, (v) expenses in excess of usual and customary charges, subject to 80% co-insurance, (vi) 50% of mental and nervous benefits in excess of the basic medical plan's $1,500 calendar year maximum, to a lifetime maximum of $50,000, (vii) dental reimbursement, subject to 80% co-insurance and a $3,000 calendar year maximum and (viii) an additional $2,000 orthodontia lifetime maximum. Supplemental Accidental Death and Dismemberment coverage in the amount of $250,000 is also provided to active officers of the Company.

    The Executive Savings Plan (the "Savings Plan") covers certain highly compensated employees (as defined in Section 414(q) of the Internal Revenue
Code) whose elective contributions under the 401(k) Plan have been limited in order for the 401(k) Plan to satisfy the average deferral percentage nondiscrimination tests in Section 401(k) of the Internal Revenue Code and/or whose coverage under the group term life insurance provided by AMC is at the maximum amount. The Savings Plan provides a three percent increase in pay to all eligible employees who agree to make a four percent of pay contribution on a monthly basis to an AMC-approved individual universal life insurance policy which is owned by the employee. The eligible employees can select, within certain parameters, the portion of their after-tax premiums that is allocated to life insurance protection versus the investment element of the universal life insurance policy. Such benefit amounts for the named Executive Officers are included in the Summary Compensation Table.


    Effective January 1, 1994, the Company adopted the "AMC Nonqualified Deferred Compensation Plan" (the "Deferred Compensation Plan"), an unfunded deferred compensation arrangement designed to permit eligible employees of the Company and certain affiliates to offset the adverse impact of a change in the tax law made by the Omnibus Budget Reconciliation Act of 1993 (the "Act"), which reduced the amount of compensation which can be taken into account in a qualified retirement plan from $235,840 (in 1993) to $150,000 (in 1994).



    Under the Deferred Compensation Plan, participants in the Company's 401(k) Plan who are making the maximum deferral thereunder and whose estimated annual compensation will exceed $100,000 in 1994 may elect, in advance and irrevocably for each year, to reduce their compensation and to defer under the Deferred Compensation Plan such additional portion of their W-2 compensation as they may determine. Such participants whose annual compensation in 1994 exceeds $150,000 will have elective Deferred Compensation Plan deferrals of up to 4% of their compensation matched by the Company at the rate of 50%, but only to the extent affected by the change in the law. For example, an employee who will earn $180,000 in 1994 and who elects to defer 4% of his compensation would have a match equal to the lesser of (a) 2% of the difference between the limit set forth in Section 401(a)(17) of the Internal Revenue Code of 1986 (the "Code") and $180,000 and (b) 50% of the difference between the maximum permissive elective deferral under Section 402(g) of the Code ($9,240 in 1994) and the amount of his elective deferral under the 401(k) Plan for the year. The old limit, the new limit and the Deferred Compensation Plan's minimum eligibility criteria (compensation over $100,000 to make deferrals and over $150,000 to be credited with a match) are subject to periodic cost-of-living adjustments. The Company's maximum obligation under the Deferred Compensation Plan for any one participant for 1994 is $1,620.



    Elective deferrals and matching credits, if any, will be credited to a deferral account maintained by or at the direction of the Company and remain subject to the claims of the Company's creditors. Upon the earlier of a participant's normal retirement age (65) or other termination of employment, the participant will receive the amounts credited to his deferral account, adjusted for earnings and losses, in a lump sum or in installments over ten years, as elected by the participant prior to making the deferrals. Both the participant's deferrals and the match, if applicable, are fully vested at all times.

    OTHER COMPENSATION PLANS. On February 2, 1977, the Board of Directors of AMC authorized the continued payment to Mr. Stanley H. Durwood, in the event of his disability, of 80% of his then current salary and bonuses for a period of up to two years, such salary payment to be reduced, if necessary, so that such payments, together with disability compensation under AMC's group insurance policy, do not exceed 100% of his then current salary and bonus.


    Messrs. Peter C. Brown and Donald P. Harris each have employment agreements with the Company providing for base annual salaries of no less than $180,000 and $220,000, respectively, an automobile, and bonuses at the sole discretion of the Chief Executive Officer of the Company. Messrs. Brown and Harris have current base salaries of $220,000 and $263,900, respectively. The Company may terminate Mr. Brown's employment agreement at any time upon at least 270 days prior notice. Mr. Harris' employment agreement terminates on July 31, 1994, upon his death, upon his disability as defined in his employment agreement, or upon the Company's good faith determination that cause for termination as described in his employment agreement exists. In the event Mr. Stanley H. Durwood ceases to control the management of the Company for any reason, then the Company and each of the foregoing named employees has the option to terminate his employment agreement. In such event, the Company shall pay $135,000 in cash to Mr. Brown, and an amount in cash to Mr. Harris equal to the aggregate cash compensation, exclusive of bonus, to the end of the term of his employment under his employment agreement, after discounting such amount to its then present value using a discount rate equal to the lesser of one-half of the then announced prime rate of interest or 10% per annum. The aggregate amount payable under these agreements, assuming termination by reason of a change in control at December 30, 1993, was $287,000.


    On December 30, 1986, the Company, through its majority owned subsidiary, AMC Philadelphia, Inc. ("AMCP"), acquired all the outstanding capital stock of Budco Theatres, Inc. ("Budco"), which operated a chain of 35 theatres with 104 screens in the Philadelphia area. AMCP was formed prior to the Budco acquisition by AMC and Mr. H. Donald Busch, who was then a stockholder and President of Budco. AMC owns 80% of the capital stock of AMCP and Mr. Busch owns the remaining 20%. As of December 30, 1993, AMCP and its subsidiaries operated 33 theatres with 163 screens.


    Pursuant to the Stockholders' Agreement entered into between AMCP, AMC and Mr. Busch in connection with the formation of AMCP, Mr. Busch has the right to require AMCP to purchase all of his shares of AMCP stock upon his death, after the expiration of a ten-year period (ending December 30, 1996), if AMC dismisses Mr. Busch other than for cause, if AMC sells a majority of its shares of AMCP stock or upon the occurrence of certain other events. Upon Mr. Busch's death, his attempt to transfer his shares of AMCP stock, his resignation as an officer and employee of AMCP, his termination as an employee for cause or certain other events, AMC has an option to purchase all of Mr. Busch's shares of AMCP stock. In the case of Mr. Busch's exercise of his put option or AMC's exercise of its purchase option as described above, the purchase price for Mr. Busch's shares of AMCP stock shall be their book value (or a higher value under certain circumstances) but in no event shall Mr. Busch receive less than $5 million for his 20% stock interest in AMCP. At the time of the acquisition of Budco, Mr. Busch also entered into a ten-year employment agreement with AMCP as its President and Chief Executive Officer at an annual salary of $250,000. AMC has guaranteed the monetary obligations of AMCP to Mr. Busch under both the Stockholders' Agreement and the employment agreement.

CERTAIN TRANSACTIONS

    Since its formation, the Company has been a member of an affiliated group of companies (the "DI affiliated group") beneficially owned by Mr. Stanley H. Durwood and members of his family. Mr. Stanley H. Durwood is President, Treasurer and a Director of DI and Chairman of the Board, Chief Executive Officer and a Director of AMCE and AMC. There have been a number of transactions involving AMCE or AMC with the DI affiliated group in prior years. The Company intends to ensure that all transactions with DI or other related parties are fair, reasonable and in the best interest of the Company. In that regard, the Audit Committees of the Boards of Directors of AMCE and AMC review all material proposed transactions between AMCE and DI or other related parties to determine that, in their best business judgment, such transactions meet that standard. The Audit Committees consist of Messrs. Vardeman and Egan, neither of whom are officers or employees of the Company nor stockholders, directors, officers or employees of DI. Set forth below is a description of significant transactions which have occurred since April 3, 1992, or involve receivables that remain outstanding at December 30, 1993. There may in the future be other transactions between AMCE or AMC and such DI affiliated group members and individuals.


    Certain corporate departments of AMC perform general and administrative services for DI and its subsidiaries. AMC charged DI and its subsidiaries $225,000 for such services for fiscal 1993.


    Periodically, AMC and DI reconcile any accounts owed by one company to the other, which are kept on a non-interest bearing basis. Charges to the intercompany account have included the allocation of AMC's general and administrative expenses and payments made by AMC on behalf of DI. In fiscal 1993, the largest balance owed by DI and its subsidiaries to the Company was $1.8 million. Of this amount, $843,000 consisted of AMC payments to DI under the federal income tax sharing agreement which DI does not have to repay until the consolidated group is able to realize the Company's tax benefit in the future or until such amount is used to offset future tax sharing liabilities of the Company. As of December 30, 1993, DI and its subsidiaries owed the Company $1.3 million. See "Tax Sharing Agreement."


    In July 1992, Mr. Jeffery W. Journagan, a son-in-law of Mr. Stanley H. Durwood, was employed by a subsidiary of the Company. Mr. Journagan's current salary is $68,640.


    AMC loaned $200,000 to Mr. Donald P. Harris, President -- AMC Film Marketing, Inc., in January 1987. This loan was evidenced by a promissory note bearing interest at the rate of 6% per annum, provided for the payment of all principal at maturity and was secured by a Second Deed of Trust on Mr. Harris' residence in Los Angeles County, California. The loan was made to Mr. Harris in connection with the purchase of his principal residence. Principal on the note was due on January 1, 1992, but the note has been extended to January 16, 1997. In connection with the extension, the interest rate on the note was increased to 7.5%. The largest aggregate amount outstanding on the note for fiscal 1993 was $200,000. Interest is payable on the note annually and the principal amount outstanding on the note as of December 30, 1993 was $200,000.


    For a description of certain employment agreements between the Company and Messrs. Peter C. Brown and Donald P. Harris, see "Other Compensation Plans."

TAX SHARING AGREEMENT
    DI and the Company are permitted to file consolidated federal income tax returns because DI owns Company stock that possesses at least 80% of the total voting power of all Company stock and that has a value equal to at least 80% of the total value of all Company stock. DI and the Company currently file consolidated federal income tax returns and DI has informed the Company that it will continue to file consolidated federal income tax returns with the Company as long as it owns the requisite amount of Company stock.

    DI and the Company entered into an agreement dated July 1, 1983 pursuant to which, so long as DI and the Company file a consolidated federal income tax return, the Company will pay to DI the amount of tax that would be payable calculated as if the Company filed a separate consolidated federal income tax return for such period and all prior taxable periods; provided, however, that if such return would have reflected a refund due to the Company, DI will pay the Company an amount equal to such refund when and if the consolidated group is able to realize the Company's tax benefit in the future.

    It is anticipated that the issuance of the Convertible Preferred will cause DI and the Company to cease to be eligible to file consolidated federal income tax returns on the date on which the Convertible Preferred is issued. This event will accelerate the payment of approximately $5 million of federal income tax on intercompany gains which have been deferred for income tax purposes.

                               SECURITY OWNERSHIP
                  OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information as of February 1, 1994, with respect to beneficial owners of five percent or more of any class of the Company's capital stock:



                                                         NAME AND ADDRESS OF                  NUMBER OF SHARES
             TITLE OF CLASS                               BENEFICIAL OWNER                   BENEFICIALLY OWNED    PERCENT OF CLASS
- ----------------------------------------   -----------------------------------------------   ------------------    -----------------
Common Stock............................   Durwood, Inc. (1)                                    2,641,951(2)             50.2%(2)
                                           106 West 14th Street
                                           Kansas City, MO 64105
                                           Wells Fargo Institutional                              268,947(3)              5.1(4)
                                           Trust Company, N.A. (3)
                                           45 Fremont Street
                                           17th Floor
                                           San Francisco, CA 94105
                                           David L. Babson & Company, Inc. (5)                    417,500(5)              7.9(6)
                                           One Memorial Drive
                                           Cambridge, MA 02142
Class B Stock (7).......................   Durwood, Inc. (1)                                   11,157,000(2)            100.0(2)
                                           106 West 14th Street
                                           Kansas City, MO 64105

- ------------------------
(1) A revocable inter-vivos trust established by Mr. Stanley H. Durwood for the benefit of Mr. Stanley H. Durwood holds approximately 75% of the voting power of the outstanding capital stock of DI. American Associated Enterprises, a Missouri limited partnership of which Mr. Stanley H. Durwood is the limited partner and his children are the general partners (on whose behalf Mr. Edward D. Durwood has voting authority), holds approximately 25% of the voting power of DI's outstanding capital stock. Mr. Stanley H. Durwood is Chairman of the Board, Chief Executive Officer and a Director of AMCE and AMC, and Mr. Edward D. Durwood is President, Vice Chairman of the Board and a Director of AMCE and AMC.
(2) Class B Stock is convertible into Common Stock on a share-for-share basis. The stated percentage has been computed without giving effect to the conversion option. Were all shares of Class B Stock converted there would be 16,419,830 shares of Common Stock outstanding, of which DI would hold 13,798,951 shares, or 84% of the outstanding Common Stock.
(3) As reported by Wells Fargo Institutional Trust Company, N.A. on Schedule 13G dated February 11, 1993.
(4) Because the number of outstanding shares of Common Stock has increased since February 11, 1993, the number of shares of Common Stock disclosed in such Schedule 13G constitutes 5.1% of the outstanding shares of Common Stock as of February 1, 1994.
(5) As reported by David L. Babson & Company, Inc. on Schedule 13G dated January 25, 1994.
(6) Because the number of outstanding shares of Common Stock has increased since the date of the information in such Schedule 13G, the number of shares of Common Stock disclosed therein constitutes 7.9% of the outstanding shares of Common Stock as of February 1, 1994.
(7) In the election of Directors, holders of Class B Stock are entitled to elect four of the Company's six Directors. On other matters, holders of Class B Stock vote as a class with holders of Common Stock, with each share of Class B Stock being entitled to ten votes per share.


BENEFICIAL OWNERSHIP BY DIRECTORS AND OFFICERS


    The following table sets forth certain information as of February 1, 1993 with respect to beneficial ownership by Directors and Executive Officers of the Company's Common Stock and Class B Common Stock. The amounts set forth below include 695,000 shares of Common Stock subject to options under the Company's 1984 Stock Option Plan held by executive officers which are not exercisable until June 1994.



                                                                                          AMOUNT AND NATURE OF
             TITLE OF CLASS                          NAME OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP     PERCENT OF CLASS
- ----------------------------------------   --------------------------------------------   ---------------------    ----------------
Common Stock............................   Stanley H. Durwood                                   2,642,101(1)               50.2%
                                           Edward D. Durwood                                      200,000(2)                3.6
                                           Paul E. Vardeman                                           300                 *
                                           Philip M. Singleton                                    170,000(2)                3.1
                                           Peter C. Brown                                         150,000(2)                2.8
                                           Donald P. Harris                                        59,808(2)                1.1
                                           All Directors and Executive Officers as a
                                           group (13 persons, including the individuals
                                           named above)                                         3,396,689(2)               56.9
Class B Stock...........................   Stanley H. Durwood                                  11,157,000(1)              100.0

- ------------------------
*Less than one percent.
(1) See Notes 1 and 2 under "-- Principal Stockholders." Mr. Stanley H. Durwood also directly owns 150 shares of AMCE's Common Stock.
(2) Includes shares subject to options to purchase Common Stock under the Company's 1984 Stock Option Plan, as follows: Edward D. Durwood -- 200,000 shares; Philip M. Singleton -- 150,000 shares; Peter C. Brown -- 150,000 shares; Donald P. Harris -- 57,000 shares; and all executive officers as a group -- 707,000 shares.


                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, par value 66 2/3 CENTS per share, of which 4,684,130 shares were outstanding as of December 30, 1993 (5,262,830 at February 1, 1994), 30,000,000
shares of Class B Stock, par value 66 2/3 CENTS per share, of which 11,730,000 shares were outstanding as of December 30, 1993 (11,157,000 at February 1, 1994), and 10,000,000 shares of Preferred Stock, par value 66 2/3 CENTS per share, of which 4,000,000 shares of Convertible Preferred will be outstanding following completion of this Offering (4,600,000 shares if the Underwriters' over-allotment option is exercised in full). As used under this caption, the term "Company" refers only to AMCE and not to its subsidiaries.


CONVERTIBLE PREFERRED

    GENERAL. When issued, the Convertible Preferred will be fully paid and nonassessable. The holders of the Convertible Preferred will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into, or carrying rights or options to purchase, any such shares. The Convertible Preferred will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Convertible Preferred. Unless redeemed by the Company or converted, the Convertible Preferred will be perpetual. United Missouri Bank, N.A., is the registrar, transfer agent, conversion agent and dividend disbursing agent for the Convertible Preferred. The following summary description of the terms of the Convertible Preferred does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations for the Convertible Preferred, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Application has been made to list the Convertible Preferred on the AMEX.



    RANKING. The Convertible Preferred will rank, with respect to dividend rights and rights on liquidation, winding-up and dissolution, (i) senior to all classes of common stock of the Company (including, without limitation, the Common Stock and Class B Stock) and each other class of capital stock or series of preferred stock established after the Offering by the Board of Directors of the Company which does not expressly provide that it ranks senior to or on a parity with the Convertible Preferred as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to with the common stock of the Company as "Junior Securities"), (ii) on a parity with each other class of capital stock or series of preferred stock established after the Offering by the Board of Directors of the Company which expressly provides that such series will rank on a parity with the Convertible Preferred as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Parity Securities") and (iii) junior to each other class of capital stock or series of preferred stock established after the Offering by the Board of Directors of the Company which expressly provides that such series will rank senior to the Convertible Preferred as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Senior Securities"). While any shares of Convertible Preferred are outstanding, the Company may not issue, authorize or increase the authorized amount of, or issue or authorize or increase any obligation or security convertible into or evidencing a right to purchase any additional class or series of (x) Senior Securities, without the vote or consent of the holders of two-thirds of the outstanding shares of Convertible Preferred and any Parity Securities, voting as a single class without regard to series, or (y) Parity Securities, without the vote or consent of the holders of a majority of the outstanding shares of Convertible Preferred and any Parity Securities, voting as a single class without regard to series. However, the Company may create additional classes of Junior Securities, increase the authorized number of shares of any Junior Security or issue any Junior Securities without the consent of any holder of the Convertible Preferred. See "-- Voting Rights."



    DIVIDENDS. Holders of shares of the Convertible Preferred will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available for payment, cash dividends at an annual rate of $ per share of Convertible Preferred, payable in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 1994 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), except that if any such date is a Saturday, Sunday or legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday. Each dividend will be payable to holders of record as they appear in the stock register of the Company on a record date fixed by the Board of Directors which shall be not more than 60 nor less than ten days before the payment date. Dividends will be cumulative from the date of original issuance of the Convertible Preferred. Dividends payable on the Convertible Preferred for each full dividend period will be computed by annualizing the dividend rate and dividing by four. Dividends payable for any period less than a full dividend period or for that portion of any period greater than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Convertible Preferred will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any accrued and unpaid dividends.


    No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Convertible Preferred. If full cumulative dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the Convertible Preferred and upon any other Parity Securities, all dividends declared upon shares of Convertible Preferred and any such Parity Securities will be declared and paid pro rata so that in all cases the amount of dividends declared per share on the Convertible Preferred and on such other Parity Securities will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Convertible Preferred and such other Parity Securities bear to each other. No dividends may be paid or set apart for such payment on Junior Securities (except dividends on Junior Securities payable in additional shares of Junior Securities or rights to acquire Junior Securities) and no

Junior Securities may be repurchased, redeemed or otherwise retired, nor may funds be set apart for payment with respect thereto, if full dividends for all prior periods have not been paid on the Convertible Preferred. Accumulated unpaid dividends will not bear interest.

    Under Delaware law, the Company may declare and pay dividends on its capital stock only out of surplus, as defined in the Delaware General Corporation Law (the "DGCL") or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus under the DGCL is generally defined to mean the excess, at any given time, of the net assets of a corporation over the amount of the corporation's capital. No dividends or distributions may be declared, paid or made if the Company is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene the Certificate of Incorporation.

    LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, before any payment or distribution of assets is made on any Junior Securities, including, without limitation, the Common Stock and Class B Stock of the Company, but after payment or provision for payment of the Company's debts and other liabilities, the holders of the Convertible Preferred shall receive a liquidation preference of $25.00 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any Parity
Securities shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding-up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to the Convertible Preferred and any Parity Securities, the holders of the Convertible Preferred and such Parity Securities will share ratably in any such distribution of assets of the Company, first in proportion to their respective liquidation preferences, until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidating preference and accrued dividends, the shares of Convertible Preferred will not be entitled to any further participation in any distribution of assets by the Company. Neither the sale or transfer of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation or a merger of any other corporation with or into the Company, nor any dissolution, liquidation, winding up, or reorganization of the Company immediately followed by reincorporation of another corporation, will be deemed to be a liquidation, dissolution or winding-up of the Company.

    OPTIONAL REDEMPTION. Shares of the Convertible Preferred are not subject to any mandatory redemption, sinking fund or other similar provision and may not be
redeemed  at the option  of the Company  on or prior  to             1997. After
         1997, the Convertible Preferred will be redeemable at the option of the Company upon notice at any time, in whole or in part, at the following redemption prices per share (expressed as a percentage of the $25.00 liquidation preference thereof), plus accrued and unpaid dividends, if any, up to but excluding the date fixed for redemption, if redeemed during the twelve-month
period commencing immediately after          of the years indicated below:

YEAR                                                          REDEMPTION PRICE
- -----------------------------------------------------------   ----------------
1997.......................................................             %
1998.......................................................
1999.......................................................
2000.......................................................
2001 and thereafter........................................          100%


    If fewer than all of the outstanding shares of the Convertible Preferred are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. In the event that any quarterly dividends payable on the Convertible Preferred are in arrears, the Convertible Preferred may not be redeemed unless all outstanding shares of Convertible Preferred are simultaneously redeemed or the outstanding shares of the Convertible Preferred are redeemed on a pro rata basis.


    Notice of redemption will be given by first class mail, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof, to each record holder of the shares of Convertible Preferred to be redeemed at the address of such holder in the stock register of the Company. If a notice of redemption has been given, from and after the specified redemption date (unless the Company defaults in making payment of the redemption price), dividends on the Convertible Preferred so called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

    The ability of the Company to redeem shares of Convertible Preferred is restricted under the terms of the Credit Facility and the Notes.

    VOTING RIGHTS. Except as indicated below or as expressly required by applicable law, the holders of the Convertible Preferred will have no voting rights. If the equivalent of six full quarterly dividends payable on the Convertible Preferred are in arrears, the authorized number of directors of the Company will be increased by two and the holders of the Convertible Preferred, voting separately as a class with the holders of shares of any Parity Securities upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors, either by written consent or at any meeting at which directors are to be elected, until all dividends in arrears on the Convertible Preferred have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors will be reduced by the number of directors elected by the holders of the Convertible Preferred and any Parity Securities.


    The vote or consent of the holders of two-thirds of the outstanding shares of Convertible Preferred and any Parity Securities, voting together as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize or increase any obligation or security convertible into or evidencing a right to purchase, any additional class or series of Senior Securities. Furthermore, the vote or consent of the holders of a majority of the outstanding shares of Convertible Preferred and any Parity Securities, voting together as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize or increase any obligation or security convertible into or evidencing a right to purchase, any additional class or series of Parity
Securities. However, the Company may create additional classes of Junior Securities, increase the authorized number of shares of any Junior Security or issue any Junior Securities without the consent of any holder of the Convertible Preferred. No such vote or consent of the holders of the Convertible Preferred is required if, at or prior to the time when the issuance of any such Senior or Parity Securities is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Convertible Preferred at the time outstanding pursuant to the terms of the Convertible Preferred.



    The vote or consent of the holders of two-thirds of the outstanding shares of Convertible Preferred, voting as a class, will be required to authorize an amendment to the Certificate of Incorporation, whether or not such holders are entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.


    CONVERSION. Shares of the Convertible Preferred will be convertible at any time at the option of the holder thereof into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference of the shares of Convertible Preferred surrendered for conversion divided by the initial conversion price as set forth on the cover page of this Prospectus, subject to adjustment as described below. Upon the surrender of any shares of Convertible Preferred for conversion, in lieu of issuing the Common Stock issuable upon conversion of the Convertible Preferred, the Company may, at its option, pay to the holder of such shares of Convertible Preferred an amount in cash equal to the then Market Value (as defined below) of the number of shares of Common Stock into which such shares of Convertible Preferred are then convertible. Notwithstanding the foregoing, the Company's ability to redeem for cash the Convertible Preferred surrendered for conversion is restricted under the terms of the Company's Credit Facility and Notes. Holders of the Convertible Preferred will not be entitled to any payment or adjustment on account of accrued and unpaid dividends upon conversion of the Convertible Preferred. Shares of Convertible Preferred surrendered for conversion during the period after any dividend payment record date and prior to the corresponding dividend payment date must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. Shares of Convertible
Preferred called for redemption will not be convertible after the close of business on the business day preceding the date fixed for redemption unless the Company defaults in payment of the redemption price. No fractional shares of Common Stock will be issued as a result of conversion, but, in lieu thereof, an amount equal to Market Value of such fractional interest will be paid in cash by the Company.


    The initial conversion price per share of Common Stock is subject to adjustment (under formulae set forth in the Certificate of Designations for the Convertible Preferred) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the Common Stock of the Company, (ii) certain subdivisions and combinations of the Common Stock, (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at a price per share less than the then current market price per share and
(iv) the distribution to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock of the Company (other than Common Stock), cash or other assets (excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding-up of the Company or paid in cash out of the current or retained earnings of the Company). No adjustment of the conversion price will be made until cumulative adjustments amount to one percent or more of the conversion price as last adjusted, but any such adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.


    The Company from time to time may decrease the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease. At its option, the Company also may make such other reduction in the conversion price as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Consequences."


    In the event of (i) any recapitalization or reclassification of shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, as a result of a subdivision or combination of the Common Stock), (ii) any consolidation or merger of the Company with or into another person or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (iii) any sale or transfer of all or substantially all of the assets of the Company or (iv) any compulsory share exchange, pursuant to which any holders of Common Stock shall be entitled to receive other securities, cash or other property, the holder of each share of Convertible Preferred then outstanding shall have the right thereafter to convert such share only into the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock issuable upon conversion of such share of Convertible Preferred immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange. The company formed by such consolidation or resulting from such merger or that acquires such assets or that acquires the Company's shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent document to establish such right. Such certificate or articles of incorporation or other constituent document shall provide for adjustments that, for events subsequent to the effective date of such certificate or articles of incorporation or other constituent documents, shall be as nearly equivalent as may be practicable to the relevant adjustments provided for in the preceding two paragraphs and in this paragraph.



    Holders of shares of Convertible Preferred desiring to convert the same into Common Stock must surrender the shares being converted free of any adverse interest, accompanied by a written notice of conversion specifying the number (in whole shares) of shares of Convertible Preferred to be converted and the name or names in which such holder wishes the certficate or certificates for Common Stock to be issued. Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the Company receives such shares of Convertible Preferred and notice. Such conversion shall be at the conversion price in effect on such conversion date. Each holder of Common Stock issuable upon the conversion of the Convertible Preferred will be deemed a holder of record of Common Stock at the close of business on such date of conversion unless the stock transfer books of the Company shall be closed on that date, in which event at the close of business on the next succeeding day on which such stock transfer books are open.

    SPECIAL CONVERSION RIGHTS. The Convertible Preferred has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Common Stock. The purpose of the special conversion right is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a Change of Control or a Fundamental Change (each as defined below) at a time when the Market Value of the Common Stock issuable upon conversion by a holder is less than the then prevailing conversion price. In such situations, the special conversion right would, for a limited period, reduce the then prevailing conversion price to the higher of the Market Value of the Common Stock or a minimum conversion price equal to 80% of the last reported sale price of the Common Stock as reflected on the cover page of this
Prospectus, subject to certain adjustments (and increase the equivalent conversion ratio accordingly). Consequently, to the extent that the Market Value of the Common Stock is less than the minimum conversion price, a holder will have a lesser degree of protection from loss upon exercise of a special conversion right.

    The special conversion right is intended to provide limited loss protection to investors in certain circumstances, while not giving holders a veto power over significant transactions affecting ownership or control of the Company. Although the special conversion right may render more costly or otherwise inhibit certain proposed transactions, its purpose is not to inhibit or discourage takeovers or other business combinations.

    Each holder of the Convertible Preferred will be entitled to a special conversion right if a Change of Control or Fundamental Change occurs. However, if the majority of the value of the consideration received in a transaction by holders of Common Stock is Marketable Stock (as defined below) or if the holders of Voting Stock (as defined below) of the Company hold a majority of the Voting Stock of the Company's successor, the transaction will not be a Fundamental Change, and holders of the Convertible Preferred will not have special conversion rights as the result of that transaction.

    A  special  conversion  right  will  permit  a  holder  of  the  Convertible
Preferred, at the holder's option during the 30-day period described in the following paragraph, to convert all, but not less than all, the holder's Convertible Preferred at a conversion price equal to the Special Conversion Price (as defined below). A holder exercising a special conversion right will receive Common Stock if a Change of Control occurs and, if a Fundamental Change occurs, will receive the same consideration received for the number of shares of Common Stock into which the holder's Convertible Preferred would have been convertible at the Special Conversion Price. In either case, however, the Company or its successor may, at its option, elect to pay the holder cash equal to the Market Value of the number of shares of Common Stock into which the holder's Convertible Preferred is convertible at the Special Conversion Price.

    The Company will mail to each registered holder of the Convertible Preferred a notice setting forth details of any special conversion right occasioned by a Change of Control or Fundamental Change within 30 days after the event occurs. A special conversion right may be exercised only within the 30-day period after the notice is mailed and will expire at the end of that period. Exercise of a special conversion right, to the extent permitted by law, is irrevocable, and all the Convertible Preferred surrendered for conversion will be converted at the end of the 30-day period mentioned in the preceding sentence. The Company, in taking any action in connection with any Change of Control, Fundamental Change or related special conversion right, will undertake to comply with all applicable federal securities regulations including, to the extent applicable, Rules 13e-4 and 14e-1 under the Exchange Act.

    The shares of Convertible Preferred that are not converted pursuant to a special conversion right will continue to be convertible pursuant to the general conversion rights described under the caption "-- Conversion" above.

    The special conversion right is not intended to, and does not, protect holders of the Convertible Preferred in all circumstances that might affect ownership or control of the Company or the market for the Common Stock or that might otherwise adversely affect the value of an investment in the Convertible Preferred. The ability to control the Company may be obtained by a person even if that person does not, as is required to constitute a Change of Control, acquire more than 50% of the Company's voting power. The Company and the market for the Common Stock may be affected by various transactions that do not constitute a Fundamental Change. In particular, transactions involving the transfer of substantially less than all of the Company's assets or the transfer or conversion of less than 50% of the voting power may have a significant effect on the Company and the market for the Common Stock, as could transactions in which holders of Common Stock receive primarily Marketable Stock or in which holders of Voting Stock (presently the Class B Stock) of the Company continue to own a majority of the Voting Stock of the successor to the Company. In addition, if the special conversion right does arise as the result of a Fundamental Change, the special conversion right will allow a holder exercising a special conversion right to receive the same type of consideration received by the holders of Common Stock and, thus, the degree of protection afforded by the special conversion right may be affected by the type of consideration received.


    As used herein, a "Change of Control" with respect to the Company shall be deemed to have occurred at the first time after the issuance of the Convertible Preferred that (i) a majority of the Board of Directors of the Company, over a two-year period, is replaced from the directors who constituted the Board of Directors of the Company at the beginning of such period, which replacement shall not have been approved by the Board of Directors of the Company (or replacement directors approved by the Board of Directors of the Company), as constituted at the beginning of such period, or (ii) a person or entity or group of persons or entities acting in concert as a partnership or other group (other than the DI affiliates (as defined below), any subsidiary of the Company, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or any subsidiary of the Company or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.



    As used herein, the term "DI affiliates" means (i) Mr. Stanley H. Durwood, his spouse and any of his lineal descendants and their respective spouses (collectively the "Durwood Family"), (ii) any controlled affiliate of any member of the Durwood Family and (iii) any trust for the benefit of one or more members of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) and no other person other than one or more charitable organizations.


    As used herein, a "Fundamental Change" with respect to the Company means (i) the occurrence of any transaction or event in connection with which (a) 66 2/3% or more of the outstanding Common Stock or (b) securities of the Company representing 50% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors is exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) or (ii) the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of the Company's property, business or assets; provided, however, that a Fundamental Change will not be deemed to have occurred with respect to either of the following transactions or events: (a) any transaction or event in which more than 50% (by value as determined in good faith by the Board of Directors) of the consideration received by holders of Common Stock consists of Marketable Stock or (b) any consolidation or merger of the Company in which the holders of Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, 50% or more of the Voting Stock of the sole surviving corporation (or of the ultimate parent of such sole surviving corporation) outstanding at the time immediately after such consolidation or merger. There is no established meaning of what constitutes a sale of "all or substantially all" of a company's property, business or assets. This uncertainty may make it difficult for a holder to determine whether or not a Fundamental Change has occurred, and thus, whether he is entitled to a special conversion right respecting the shares of Convertible Preferred held by him.

    As used herein, "Voting Stock" means, with respect to any person, capital stock of such person, having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). Because holders of Class B Stock presently are entitled to elect more than 50% of the Company's Board of Directors, the Class B Stock is presently the only Voting Stock of the Company for purposes of this definition.


    As used  herein, "Special  Conversion Price"  means the  higher of  (i)  the
Market  Value of the Common Stock or (ii) $        per share (which amount will,
each time the conversion price is adjusted, be adjusted so that the ratio of such amount to the conversion price, after giving effect to any such adjustment,
shall  always be the same  as the ratio of  $          to the initial conversion
price, without giving effect to any such adjustment). As used herein, "Market Value" of the Common Stock or any other Marketable Stock is the average of the last reported sales prices of the Common Stock or such other Marketable Stock, as the case may be, for the five trading days ending on the last trading day preceding the date of the Fundamental Change, Change of Control or conversion, as applicable.


    As used herein, the term "Marketable Stock" means the Common Stock or common stock of any corporation that is the successor to all or substantially all of the business or assets of the Company as a result of a Fundamental Change or of the ultimate parent of such successor, which is (or will, upon distribution thereof, be) listed or quoted on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

COMMON STOCK AND CLASS B STOCK

    VOTING RIGHTS. The holders of Common Stock are entitled to one vote per share and, except for the election of directors, vote together as a single class with the Class B Stock, subject to the right to vote as a separate class on certain charter amendments affecting the Common Stock and as required by law.

    The holders of Class B Stock are entitled to ten votes per share and, except for the election of directors, vote together with the Common Stock as a single class, subject to the right to vote as a separate class on certain charter amendments affecting the Class B Stock and as required by law.


    Holders of Common Stock, voting separately as a class, with each share having one vote for such purpose, generally have the right to elect 25% of the Board of Directors. So long as any shares of Class B Stock remain outstanding, holders of Class B Stock, voting separately as a single class, with each share of Class B Stock having one vote for such purpose, generally have the right to elect 75% of the Board of Directors. If the total number of shares of Class B Stock outstanding becomes less than 12 1/2% of the aggregate number of shares of Common Stock and Class B Stock outstanding, then so long as shares of Common Stock are listed on the AMEX, the 75% of the Board of Directors otherwise elected by holders of Class B Stock will be elected by holders of Common Stock and Class B Stock voting together as a single class, with each share of Common Stock having one vote per share and each share of Class B Stock having ten votes per share. In the event that no shares of Class B Stock remain outstanding, the holders of Common Stock may elect all of the Board of Directors, with each share having one vote for such purpose. Holders of Common Stock and Class B Stock do not have cumulative voting rights in elections of directors.


    CONVERSION RIGHTS. Each holder of Class B Stock is entitled to convert all or any portion of such holder's shares of Class B Stock into the same number of shares of Common Stock. Upon approval of the holders of a majority of the outstanding shares of Class B Stock, a pro rata percentage of shares of Class B Stock of each holder of record will be automatically converted into the same number of shares of Common

Stock. The Company's Certificate of Incorporation requires the Company to reserve and keep available a sufficient number of authorized but unissued shares of Common Stock to permit conversion of all outstanding shares of Class B Stock.

    PREEMPTIVE RIGHTS.   Holders  of Common  Stock  and Class  B Stock  have  no
preemptive rights.

    DIVIDEND AND LIQUIDATION RIGHTS. Holders of Common Stock and Class B Stock are entitled to receive, pro rata per share, such dividends as the Board of Directors may from time to time declare out of funds of the Company legally available for the payment of dividends, subject to the prior rights of holders of any then outstanding Preferred Stock. Upon any liquidation, dissolution or winding-up of the Company, holders of Common Stock and Class B Stock are entitled to receive, pro rata per share, any remaining assets of the Company available for distribution to stockholders, subject to the prior rights of holders of any then outstanding Preferred Stock.

    CERTAIN STOCK TRANSACTIONS. No stock dividend, stock split, subscription right, combination, subdivision or exchange may be paid or issued by the Company to holders of Common Stock or Class B Stock except in shares of (or a right to subscribe to shares of) the same class and only if such action is taken at the same time with respect to the other class so that the number of shares of each class outstanding (or subject to a subscription right) is increased or decreased in like proportion. The Company may not merge or consolidate unless the terms and conditions of the merger or consolidation provide that holders of Common
Stock and Class B Stock then outstanding receive, pro rata per share, consideration of equal value.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    DIRECTOR LIABILITY. The DGCL permits a corporation to include in its certificate of incorporation provisions eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for such director's breach of fiduciary duty, provided that such provisions may not eliminate or limit a director's liability (i) for a breach of his or her duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. These provisions generally protect a corporation's directors from personal liability for breaches of their duty of care, including liability for grossly negligent business decisions. The Company's Certificate of Incorporation includes provisions which eliminate the personal liability of directors for breach of fiduciary duty to the full extent permitted by the DGCL.

    REQUISITE VOTING PERCENTAGE. The DGCL generally provides that the affirmative vote of a majority of the shares represented and entitled to vote at a stockholders' meeting at which a quorum is present (either in person or by proxy) is required for routine stockholder action other than the election of directors. For mergers, consolidations and transactions involving the disposition of substantially all of a corporation's assets, the affirmative vote of a majority of outstanding shares is required by the DGCL. The DGCL permits a corporation to require a greater vote in its certificate of incorporation or its by-laws. The Company's Certificate of Incorporation and By-Laws do not provide for any greater voting requirement. However, the Certificate of Designations respecting the Convertible Preferred requires the approval of the holders of two-thirds of the outstanding shares of Convertible Preferred and any Parity Securities, voting as a class, for the issuance, authorization or increase of any class of Senior Securities. See "-- Convertible Preferred -- Voting Rights".

    TRANSACTIONS WITH INTERESTED STOCKHOLDERS. Under the DGCL, a corporation may not engage in any business combination (hereinafter defined) with an Interested Stockholder (hereinafter defined) for a period of three years following the date that such stockholder became an Interested Stockholder (the "Interested Stockholder Date") unless: (i) prior to the Interested Stockholder Date, the board of directors of the corporation approves the business combination; (ii) upon consummation of the business combination the Interested Stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to the Interested Stockholder Date, the business combination is approved by the board of directors and is authorized at a meeting of stockholders by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

    As used in the preceding paragraph, (i) an "Interested Stockholder" is any person (other than the corporation or its subsidiaries) that, with certain exceptions, (A) is the owner of 15% or more of the outstanding voting stock of the corporation, or (B) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the Interested Stockholder Date; and (ii) a "business combination" is (A) a merger or consolidation; (B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of a corporation's assets having an aggregate market value equal to ten percent or more of the aggregate market value of all of the corporation's assets, determined on a consolidated basis, or having an aggregate market value equal to ten percent or more of the aggregate market value of all of the corporation's outstanding stock; (C) the issuance or transfer of any stock to an Interested Stockholder, other than issuances pursuant to the exercise of certain convertible securities outstanding prior to the Interested Stockholder Date, certain issuances or transfers made on the same terms to all stockholders, or issuances or transfers which do not increase the proportionate interest of an Interested Stockholder, (D) a transaction which increases an Interested Stockholder's proportionate share of the stock of any class or series; and (E) any receipt by an Interested Stockholder of loans, advances, guarantees, pledges or other financial benefits from the corporation.

    INDEMNIFICATION. The DGCL provides that indemnification of a person who was or is a party, or is threatened to be made a party, to a legal proceeding by reason of the fact that such person was or is a director, officer or agent of a corporation, or is or was serving as a director, officer, employee or agent of another corporation or other firm at the request of a corporation, against expenses, judgments, fines and amounts paid in settlement, is mandatory under certain circumstances (generally respecting expenses, including attorneys' fees, incurred by an indemnified party who is successful on the merits of the proceedings giving rise to the claim for indemnification) and permissive in others. Under the DGCL, permissive indemnification is subject to authorization
(i) by a majority vote of a quorum consisting of directors who were not parties to such legal proceeding, or (ii) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the corporation's stockholders. The standard of conduct required by the DGCL requires that a person seeking indemnification shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to criminal proceedings, had no reason to believe his or her conduct was unlawful. For actions or suits brought by or in the name of the corporation, the DGCL provides that a director, employee, officer or agent of a corporation may be indemnified against expenses by such person in connection with such proceeding, except if such person is adjudged to be liable to the corporation, in which case such person can be indemnified if and only to the extent that a court shall determine that, despite the adjudication of liability, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

    The Company's Certificate of Incorporation contains provisions requiring indemnification to the full extent permitted by the DGCL. In certain circumstances, the Company's Certificate of Incorporation also provides for mandatory advance payment of indemnifiable expenses by the Company.

    TRANSFER AGENT. United Missouri Bank, N.A., Kansas City, Missouri, is the transfer agent and registrar for the Common Stock and will be the transfer agent for the Preferred Stock.

PROPOSED CHARTER AMENDMENT


    The Company has been advised by counsel that a possible conflict exists between certain provisions of the Company's charter respecting the Common Stock and Class B Stock and those entitling the Board of Directors to establish the rights and preferences of the Convertible Preferred, primarily relating to liquidation rights and voting rights in the election of directors. Prior to the closing of the Offering, with the approval of the Board's independent directors and, as permitted by the DGCL, DI intends to approve by non-
unanimous consent and without a stockholders' meeting a charter amendment eliminating the possible conflicts so as to permit issuance of the Convertible Preferred with the rights and preferences herein described.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

INTRODUCTION


    The discussion set forth below is a summary of the material tax considerations relevant to original investors with respect to the purchase, ownership, and disposition of Convertible Preferred, but does not purport to be a complete analysis of all of the potential tax effects of such purchase, ownership, and disposition. The discussion is limited to United States federal income tax matters. The discussion is based upon the Code, Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial, or administrative action. Except as otherwise indicated, references in this section to Common Stock are to the Common Stock issuable upon conversion of the Convertible Preferred.


    The discussion is applicable only to investors who will hold the Convertible Preferred and the Common Stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. In addition, the discussion does not address the tax consequences of purchasing, owning, or disposing of Convertible Preferred to taxpayers which are subject to special rules that do not apply to taxpayers generally, such as life insurance companies, tax-exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers, foreign entities, and nonresident alien individuals.

    Gage & Tucker, counsel to the Company, has given an opinion that the discussion, insofar as it expresses conclusions of law, is accurate in all material respects. The Company has not sought, nor does it intend to seek, a ruling from the IRS as to any of the matters covered by the discussion. There can be no assurance that the IRS will not challenge, perhaps successfully, certain of the conclusions reached in the discussion.

    THE TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF CONVERTIBLE PREFERRED MAY VARY DEPENDING ON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE CONVERTIBLE PREFERRED, INCLUDING BUT NOT LIMITED TO THE APPLICATION TO THEM OF FEDERAL ESTATE AND GIFT, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

DIVIDENDS ON CONVERTIBLE PREFERRED

    Distributions made by the Company with respect to the Convertible Preferred will be characterized as dividends taxable as ordinary income to the extent that the Company has current or accumulated earnings and profits as computed for federal income tax purposes. A distribution made to a holder of Convertible Preferred with respect to such stock that exceeds the holder's allocable share of the Company's current or accumulated earnings and profits as computed for federal income tax purposes will be treated as follows. First, the distribution will be applied against and reduce the holder's adjusted basis in the holder's Convertible Preferred. Then, to the extent that the distribution exceeds the holder's adjusted basis in the Convertible Preferred, the distribution will be taxed as a capital gain. The capital gain will be long-term capital gain if the holder's holding period for the Convertible Preferred is more than one year.


    The Company believes that it has accumulated earnings and profits as computed for federal income tax purposes, but no definitive earnings and profits studies have been conducted and the amount of such earnings and profits, if any, is unknown. While no assurance can be given, the Company believes that it will have current earnings and profits as computed for federal income tax purposes for 1994. It is not possible to predict whether the Company will have current or accumulated earnings and profits in subsequent years. Thus, there can be no assurance that all or any portion of any distribution made with respect to the Convertible Preferred will be characterized as a dividend for federal income tax purposes.

CORPORATE HOLDERS -- DEDUCTION FOR DIVIDENDS RECEIVED

    A corporate holder of Convertible Preferred will generally be entitled, in computing its taxable income, to a deduction in an amount equal to 70 percent of any distributions received by it with respect to such stock that are treated as dividends. This deduction is subject to several limitations, as described in the following paragraphs.

    The dividends received deduction will be available only for dividends received on shares of Convertible Preferred that the corporate holder has held for at least 46 days, or at least 91 days in the case of dividends attributable to a period or periods aggregating more than 366 days. A holder's holding period for these purposes generally will be reduced by periods during which: (i) the holder has an option to sell, is under a contractual obligation to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions in substantially similar or related property.

    In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of the Convertible Preferred for dividends received by such holder with respect to such stock to the extent that the holder is obligated (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The dividends received deduction allowed to a corporate holder of Convertible Preferred with respect to all dividends received by such holder, and not simply those paid with respect to the Convertible Preferred, will be limited to a specified proportion of the holder's adjusted taxable income. Also, the dividends received deduction allowed to a corporate holder may be reduced or eliminated in accordance with the rules set forth in Section 246A of the Code, if the holder has indebtedness that is directly attributable to its investment in portfolio stock, such as the Convertible Preferred.

    Special rules may apply to a corporate holder of the Convertible Preferred who receives a dividend with respect to such stock that is considered to be an "extraordinary dividend" within the meaning of Section 1059 of the Code. If a corporate holder receives such an extraordinary dividend with respect to Convertible Preferred, and if the holder has not held such stock for more than two years before the Company declares, announces, or agrees to the amount or payment of such dividend, whichever is earliest, then the holder's basis in the stock will be reduced (but not below zero) by any nontaxed portion of the dividend, which generally is the amount of the dividends received deduction. For purposes of determining if Convertible Preferred has been held for more than two years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply. Upon the sale or disposition of Convertible Preferred, any part of the nontaxed portion of an extraordinary dividend that has not been applied to reduce basis because of the limitation on reducing basis below zero will be treated as gain from the sale or exchange of such stock.

    An "extraordinary dividend" on the Convertible Preferred generally will include a dividend received by a holder that: (i) equals or exceeds five percent of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend; or (ii) exceeds 20 percent of the holder's adjusted basis in the stock (determined without regard to any reduction for the nontaxed portion of other extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock, rather than its adjusted basis, for purposes of applying the five percent and 20 percent limitations, if the holder is able to establish such fair market value to the satisfaction of the IRS. An "extraordinary dividend" will also include any amount treated as a dividend upon a redemption of Convertible Preferred that is either part of a partial liquidation of the Company under Section 302(e) of the Code or not pro rata as to all shareholders, and the basis reduction and gain recognition rules described in the preceding paragraph will apply to such an extraordinary dividend without regard to the period the holder held the stock.

    A dividend on the Convertible Preferred received by a holder generally will be a "qualified preferred dividend" if: (i) the stock was not in arrears as to dividends when acquired by the holder; and (ii) the holder's actual rate of return on such stock, as determined under Section 1059(e)(3) of the Code, does not exceed 15 percent. Where a qualified preferred dividend received with respect to the Convertible Preferred would otherwise be treated as an extraordinary dividend:
(i) the basis reduction rules generally applicable to extraordinary dividends will not apply if the holder holds the stock for more than five years; and (ii) if the holder disposes of the stock before it has been held for more than five years, the aggregate reduction in basis under such basis reduction rules will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return on such stock as determined under Section 1059(e)(3) of the Code. For purposes of determining if Convertible Preferred has been held for more than five years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply.

    In addition to the foregoing rules which limit the dividends received deduction, a corporate holder of Convertible Preferred in general may, for purposes of computing its alternative minimum tax liability, be required to include in its alternative minimum taxable income the amount of any dividends received deduction allowed in computing regular taxable income.

ADJUSTMENT OF CONVERSION PRICE


    Holders of Convertible Preferred may be deemed to have received a constructive distribution of stock that is taxable as a dividend if, among other things, the conversion price of the Convertible Preferred is adjusted to reflect a cash or property distribution with respect to the Common Stock. However, an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interests of the holders generally will not be considered to result in a constructive stock dividend. Certain of the possible adjustments in the conversion price that might occur as a result of the provisions in the Certificate of Designations respecting the Convertible Preferred (including, without limitation, the provisions respecting adjustments that might occur in the event of a Change of Control or a Fundamental Change and the provisions that relate to action taken by the Board of Directors to reduce the conversion price to avoid or diminish income tax to the holders of Common Stock or for any other purpose) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of Convertible Preferred, as indicated above, might be deemed to have received a taxable stock dividend.


    Any such constructive dividends may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders. Any such extraordinary dividends would be subject to the rules relating to such dividends described above.

REDEMPTION PREMIUM


    With respect to preferred stock, such as the Convertible Preferred, that is callable but is neither puttable by holders nor subject to a mandatory redemption by the issuer (whether expressly or by other arrangements), if the redemption price of such preferred stock exceeds its issue price, and if such excess is not considered to be a reasonable redemption premium, the entire amount of the redemption premium will be treated as being distributed to the holder of such stock, on an economic accrual basis, over the period of time beginning with the issuance of such stock and ending when the stock is first redeemable. In this respect, the income tax regulations provide that a redemption premium not in excess of 10 percent of the issue price on stock which is not redeemable for five years from the date of issue will be considered to be reasonable. Even if this test is not satisfied, however, a redemption premium will be considered to be reasonable if it is in the nature of a penalty for a premature redemption of the preferred stock and it does not exceed the amount the issuer would be required to pay for the right to make such premature redemption under the market conditions existing at the time of issuance.



    The Company believes that the premium which it would be required to pay in order to call the Convertible Preferred is equivalent to premium rates presently payable on newly-issued comparable stock paying comparable dividends. However, there can be no assurance that redemption premiums will not be treated as constructive dividends in accordance with the general rules stated above.

CONVERSION OF CONVERTIBLE PREFERRED INTO COMMON STOCK


    A holder of Convertible Preferred may elect to convert such stock at any time, and the Company will then determine whether the conversion will be made into shares of Common Stock or into cash, all as described under "Description of Capital Stock -- Convertible Preferred." The consequences of a conversion of Convertible Preferred into Common Stock are discussed in the following paragraph. The consequences of a conversion of Convertible Preferred into cash are discussed below in this section under "Redemption of Convertible Preferred for Cash."

    No gain or loss will be recognized upon the conversion of Convertible Preferred solely into shares of Common Stock. However, gain realized upon the receipt of cash paid in lieu of fractional shares of Common Stock will be taxed immediately. Except to the extent that basis is utilized when cash is paid in lieu of fractional shares of Common Stock, the adjusted basis for the shares of Common Stock received upon the conversion will be equal to the adjusted basis of the Convertible Preferred converted, and the holding period of the shares of Common Stock will include the holding period of the Convertible Preferred converted.

REDEMPTION OF CONVERTIBLE PREFERRED FOR CASH

    A redemption of the Convertible Preferred for cash will be treated as a sale or exchange of such stock by the holder thereof (except to the extent of any declared but unpaid dividends) if the redemption either: (i) is a complete redemption of all stock of the Company owned by the holder under Section 302(b)(3) of the Code; (ii) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code; or (iii) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code. In determining whether any of the Section 302(b) tests are met, Common Stock and any other stock of the Company will be taken into account, along with Convertible Preferred. Also in making such determination, stock that is constructively owned under Section 318 of the Code, as well as stock that is actually owned, will be taken into account.

    Generally, a redemption by a holder is substantially disproportionate if the holder's percentage ownership of both all voting stock and all common stock, including the Class B Stock, considered separately, immediately after the redemption is less than 80 percent of such percentage ownership immediately before the redemption. Whether a redemption by a holder is not essentially equivalent to a dividend depends on the holder's facts and circumstances, but generally requires a meaningful reduction in the holder's proportionate interest in the Company.

    If any of the Section 302(b) tests described above is satisfied, so that a redemption of Convertible Preferred IS treated as a sale or exchange of such stock, then the redemption will result in taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period exceeds one year.

    If none of the Section 302(b) tests described above is satisfied, so that a redemption of Convertible Preferred is NOT treated as a sale or exchange of such stock, then the redemption will be treated as a distribution taxable as a dividend to the extent of the Company's current and accumulated earnings and profits. The holder's basis in the redeemed Convertible Preferred would, in such case, generally be transferred to the holder's remaining shares of Company stock, if any. As described above, the amount of cash received that is treated as a dividend will constitute an "extraordinary dividend," and the basis reduction and gain recognition rules applicable to such a dividend will apply irrespective of the period of time that the holder has held the Convertible Preferred, if such redemption is not pro rata as to all shareholders.

OTHER DISPOSITION OF CONVERTIBLE PREFERRED

    Upon the sale or exchange of shares of Convertible Preferred, or of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Convertible Preferred was held would be included in the holding period of the Common Stock received upon conversion.

BACKUP WITHHOLDING

    Under Section 3406 of the Code and applicable regulations thereunder, a holder of Convertible Preferred or Common Stock may be subject to backup withholding at the rate of 31 percent with respect to dividends paid on, or the proceeds of a sale, exchange, or redemption of, the Convertible Preferred or Common Stock. If: (i) the holder ("payee") fails to furnish or certify a taxpayer identification number to the payor; (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;
(iii) there has been a "notified payee underreporting" described in Section 3406(c) of the Code; or (iv) there has been a "payee certification failure" described in Section 3406(d) of the Code, then the Company generally will be required to withhold an amount equal to 31 percent of any dividend or redemption payment made with respect to the Convertible Preferred or Common Stock. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder's federal income tax liability or as a refund.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of this Offering, the Company will have approximately 5,262,830 shares of Common Stock outstanding and 11,157,000 shares of Class B Stock outstanding, which are convertible into a like number of shares of Common Stock. Of the shares of Common Stock outstanding or issuable upon conversion of the Class B Stock, approximately 2,573,151 are freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining shares of Common Stock are either held by affiliates or are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, all of which are presently eligible for sale (subject to any applicable volume restrictions of Rule 144). Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market from time to time. However, holders of substantially all of the restricted shares have agreed not to sell any of their shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Underwriters. Following this offering, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, even the potential of such sales, could adversely affect the prevailing market price for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.


                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc. and Smith Barney Shearson Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the several Underwriters, the number of shares of Convertible Preferred set forth opposite their names below:

                                                                                     NUMBER OF
                                   UNDERWRITERS                                       SHARES
- ----------------------------------------------------------------------------------  -----------
Donaldson, Lufkin & Jenrette Securities Corporation...............................
Bear, Stearns & Co. Inc...........................................................
Smith Barney Shearson Inc.........................................................
                                                                                    -----------
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    The Underwriting Agreement provides that the Underwriters' obligations are subject to certain conditions and that the Underwriters must purchase all of the shares of Convertible Preferred if any are purchased.

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Convertible Preferred to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share of Convertible Preferred. The Underwriters may allow and such dealers may reallow further concessions, not in excess of $ per share, to certain other dealers. After the shares of Convertible Preferred are released for sale to the public, the public offering price, concessions and discounts to dealers may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable at any time within 30 days after the date of this Prospectus, to purchase from the Company up to 600,000 additional shares of Convertible Preferred at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option solely for the purpose of covering over-allotments made in connection with the sale of the 4,000,000 shares of Convertible Preferred offered hereby.

    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect of those liabilities where indemnification is unavailable.


    The Company and its directors, certain executive officers, principal shareholders and other affiliates have agreed that for a period of 90 days from the date of this Prospectus, they will not offer, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of shares of Common Stock or any other equity security of the Company or securities convertible into or evidencing the right to acquire such Common Stock or other equity security, without the prior written consent of the Underwriters, except for the issuance of shares upon the exercise of outstanding stock options and the grant of employee stock options under existing stock option plans.


                                 LEGAL MATTERS


    The validity of the issuance of the Convertible Preferred offered hereby and the descriptions given under "Certain Federal Income Tax Consequences" have been passed upon for the Company by Gage & Tucker, Kansas City, Missouri. Certain legal matters related to this Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois. Raymond F. Beagle, Jr., a partner in Gage & Tucker, is general counsel of the Company.


                                    EXPERTS

    The consolidated financial statements and schedules of the Company as of and for the year ended April 1, 1993, appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand, independent auditors, to the extent and for the periods indicated in their reports also appearing herein and in the Registration Statement. These financial statements have been included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

    The consolidated financial statements and the related financial statement schedules of the Company as of April 2, 1992 and for each year in the two-year period ended April 2, 1992 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of EEP included in this Prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing in the Registration Statement and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
AMC ENTERTAINMENT INC.
  UNAUDITED FINANCIAL STATEMENTS:
    Unaudited Consolidated Statement of Operations for the Thirty-nine week periods ended December 30, 1993 and December 31, 1992 and pro forma Consolidated Statement of Operations for the Thirty-nine week periods ended December 30, 1993 and December 31, 1992.................................................  F-2
    Unaudited Consolidated Balance Sheets at December 30, 1993 and December 31, 1992.......................  F-3
    Unaudited Consolidated Statements of Cash Flows for the Thirty-nine week periods ended December 30,
     1993 and December 31, 1992............................................................................  F-4
    Unaudited Consolidated Statements of Stockholders' Equity for the Thirty-nine weeks ended December 30,
     1993 and December 31, 1992............................................................................  F-6
    Notes to Unaudited Consolidated Financial Statements...................................................  F-7
  INDEPENDENT AUDITORS' REPORTS............................................................................  F-11
  AUDITED FINANCIAL STATEMENTS:
    Consolidated Statements of Operations for the Fifty-two weeks ended April 1, 1993, the Fifty-three weeks ended April 2, 1992 and the Fifty-two weeks ended March 28, 1991, and pro forma Consolidated
     Statement of Operations for the Fifty-two weeks ended April 1, 1993...................................  F-13
    Consolidated Balance Sheets at April 1, 1993 and April 2, 1992.........................................  F-14
    Consolidated Statements of Cash Flows for the Fifty-two weeks ended April 1, 1993, the Fifty-three weeks ended April 2, 1992 and the Fifty-two weeks ended March 28, 1991................................  F-15
    Consolidated Statements of Stockholders' Equity for the Fifty-two weeks ended April 1, 1993, the
     Fifty-three weeks ended April 2, 1992 and the Fifty-two weeks ended March 28, 1991....................  F-17
    Notes to Consolidated Financial Statements.............................................................  F-18
EXHIBITION ENTERPRISES PARTNERSHIP
  INDEPENDENT AUDITORS' REPORT.............................................................................  F-41
  FINANCIAL STATEMENTS:
    Statement of Operations for the Fifty-three week period ended December 31, 1992........................  F-42
    Balance Sheet at December 31, 1992.....................................................................  F-43
    Statement of Cash Flows for the Fifty-three week period ended December 31, 1992........................  F-44
    Statement of Changes in Partners' Capital..............................................................  F-46
    Notes to Financial Statements..........................................................................  F-47


                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    (UNAUDITED)
                                                                              THIRTY-NINE WEEKS ENDED
                                                                   ----------------------------------------------
                                                                         PRO FORMA                 ACTUAL
                                                                   ----------------------  ----------------------
                                                                    12/30/93    12/31/92    12/30/93    12/31/92
                                                                   ----------  ----------  ----------  ----------
Revenues
  Admissions.....................................................  $  297,647  $  277,865  $  297,647  $  201,652
  Concessions....................................................     134,773     121,006     134,773      87,117
  Management fee income..........................................         210         193         210       7,183
  Other..........................................................      15,328      13,113      15,328      10,178
                                                                   ----------  ----------  ----------  ----------
    Total revenues...............................................     447,958     412,177     447,958     306,130
Expenses
  Film rentals...................................................     154,910     146,578     154,910     105,793
  Advertising....................................................      13,912      13,486      13,912       9,705
  Payroll & related expenses.....................................      61,247      58,184      61,247      43,703
  Occupancy costs................................................      66,226      61,860      66,226      44,120
  Concession merchandise.........................................      20,004      18,945      20,004      13,813
  Other..........................................................      29,043      24,029      29,089      18,216
                                                                   ----------  ----------  ----------  ----------
    Total cost of operations.....................................     345,342     323,082     345,388     235,350
  Depreciation and amortization..................................      28,825      29,203      29,151      21,086
  General & administrative expenses..............................      27,957      26,280      27,957      26,088
  Estimated loss on future disposition of assets.................      --           2,500      --           2,500
                                                                   ----------  ----------  ----------  ----------
    Total expenses...............................................     402,124     381,065     402,496     285,024
                                                                   ----------  ----------  ----------  ----------
    Operating income.............................................      45,834      31,112      45,462      21,106
Other expense (income)
  Interest expense
    Corporate borrowings.........................................      19,115      18,132      19,185      16,584
    Capitalized leases...........................................       8,431       8,447       8,431       6,577
  Investment income..............................................      (1,493)        (88)     (1,653)     (6,485)
  Minority interest..............................................      --          --          (1,599)     --
  Loss (gain) on disposition of assets...........................          79      (9,590)         79      (9,640)
                                                                   ----------  ----------  ----------  ----------
Earnings before income taxes and extraordinary item..............      19,702      14,211      21,019      14,070
Income tax provision.............................................       8,100       5,000       8,500       5,000
                                                                   ----------  ----------  ----------  ----------
Net earnings before extraordinary item...........................      11,602       9,211      12,519       9,070
Extraordinary item-loss on extinguishment of debt (net of income
 tax benefit of $3,800)..........................................      --          (6,483)     --          (6,483)
                                                                   ----------  ----------  ----------  ----------
Net earnings.....................................................  $   11,602  $    2,728  $   12,519  $    2,587
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Earnings per share before extraordinary item.....................  $      .71  $      .55  $      .76  $      .54
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Earnings per share...............................................  $      .71  $      .15  $      .76  $      .14
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Weighted average number of shares outstanding....................      16,452      16,195      16,452      16,195
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 (UNAUDITED)
                                                                                             12/30/93    12/31/92
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and equivalents....................................................................  $   58,518  $   24,538
  Investments.............................................................................      --          25,835
  Receivables, net of allowance for doubtful accounts of $596 at December 30, 1993 and
   $663 at December 31, 1992..............................................................       8,349      10,035
  Prepaid film rentals....................................................................         290         300
  Other current assets....................................................................       8,515       7,476
                                                                                            ----------  ----------
    Total current assets..................................................................      75,672      68,184
Investment in TPI Enterprises, Inc........................................................       8,682       8,682
Investment in and advances to partnership.................................................      --          40,052
Property, net.............................................................................     263,562     226,353
Other long-term assets....................................................................      59,695      35,841
                                                                                            ----------  ----------
    Total assets..........................................................................  $  407,611  $  379,112
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Film rentals payable....................................................................  $   27,509  $   17,297
  Accrued expenses and other liabilities..................................................      49,036      37,639
  Estimated IRS settlement................................................................       3,146       4,796
  Other accounts payable, including related parties of $178 at December 31, 1992..........       7,907       3,384
  Current maturities of borrowings and capital lease obligations..........................       2,519       2,464
                                                                                            ----------  ----------
    Total current liabilities.............................................................      90,117      65,580
Corporate borrowings......................................................................     200,126     200,914
Capital lease obligations.................................................................      66,165      50,510
Other long-term liabilities...............................................................      19,237      15,621
                                                                                            ----------  ----------
    Total liabilities.....................................................................     375,645     332,625
                                                                                            ----------  ----------
Deferred gain on sale of assets...........................................................      --          26,992
Commitments and contingencies.............................................................
Stockholders' equity
Common stock; 4,684,130 shares issued and outstanding at December 30, 1993 and 4,539,380
 shares at December 31, 1992..............................................................       3,123       3,026
Class B stock; 11,730,000 shares issued and outstanding...................................       7,820       7,820
Additional paid-in capital................................................................      13,979      12,800
Retained earnings (accumulated deficit)...................................................       7,044      (4,151)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      31,966      19,495
                                                                                            ----------  ----------
    Total liabilities and stockholders' equity............................................  $  407,611  $  379,112
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 (UNAUDITED)
                                                                                                 THIRTY-NINE
                                                                                                 WEEKS ENDED
                                                                                            ----------------------
                                                                                             12/30/93    12/31/92
                                                                                            ----------  ----------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings............................................................................  $   12,519  $    2,587
                                                                                            ----------  ----------
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization -- property.............................................      22,157      18,024
                                  other long-term assets..................................       5,081       3,062
  Loss (gain) on sale of long-term assets.................................................          79      (9,640)
  Change in certain assets and liabilities, net of effects from acquisitions and investments:
    Receivables...........................................................................      (1,995)     (2,228)
    Other current assets..................................................................       1,135         592
    Film rentals, net.....................................................................       8,940       3,252
    Accrued expenses, other liabilities and other accounts payable........................      13,650       8,005
    Estimated IRS settlement..............................................................      (1,650)     --
    Other, net............................................................................       2,209       3,141
                                                                                            ----------  ----------
      Total adjustments...................................................................      49,606      24,208
                                                                                            ----------  ----------
  Net cash provided by operating activities...............................................      62,125      26,795
                                                                                            ----------  ----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
  Property acquisitions...................................................................      (6,707)     (7,200)
  Sales (investments) in money market instruments, short-term commercial paper and
   corporate bonds, net...................................................................      26,109        (375)
  Purchase of partnership interest, net of cash acquired..................................      (8,486)     --
  Proceeds from disposition of property...................................................         511      14,768
  Other, net..............................................................................        (143)       (290)
                                                                                            ----------  ----------
  Net cash provided by investing activities...............................................      11,284       6,903
                                                                                            ----------  ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit agreements..............................................      30,000       3,000
  Repayments under line of credit agreements..............................................     (30,000)    (57,000)
  Principal payments under capital leases.................................................      (1,314)       (672)
  Proceeds from issuance of debt securities...............................................      --         198,654
  Repurchase of debentures................................................................      --        (125,000)
  Repayment of acquired subsidiary indebtedness...........................................     (37,000)     --
  Other repayments........................................................................      (1,400)     (6,124)
  Proceeds from issuance of common stock..................................................       1,276         845
  Redemption of preferred stock...........................................................      --          (5,000)
  Dividends paid on preferred stock.......................................................      --          (2,531)
  Dividends paid on common stock..........................................................      --         (18,550)
  Deferred financing costs................................................................        (450)     (8,145)
                                                                                            ----------  ----------
  Net cash used in financing activities...................................................     (38,888)    (20,523)
                                                                                            ----------  ----------
NET INCREASE IN CASH AND EQUIVALENTS......................................................      34,521      13,175
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD...............................................      23,997      11,363
                                                                                            ----------  ----------
CASH AND EQUIVALENTS AT END OF PERIOD.....................................................  $   58,518  $   24,538
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT NARRATIVES)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

                                                                                            (UNAUDITED)
                                                                                            THIRTY-NINE
                                                                                            WEEKS ENDED
                                                                                      ------------------------
                                                                                       12/30/93     12/31/92
                                                                                      -----------  -----------
Capital lease obligations incurred in connection with property acquired.............   $   3,278    $     811


    On May 28, 1993, Cinema Enterprises II, Inc. ("CENI II"), a wholly-owned subsidiary of American Multi-Cinema, Inc. ("AMC"), acquired a 50% partnership interest in Exhibition Enterprises Partnership ("EEP") from TPI Entertainment, Inc. Together with the 50% partnership interest already owned by Cinema Enterprises, Inc. ("CENI"), EEP became wholly-owned by subsidiaries of AMC. Cash and equivalents held by EEP at May 28, 1993 totaled $9,014,000. Liabilities assumed from the May 28, 1993 transaction are as follows:


Fair value of assets acquired (including cash and equivalents)...............  $  70,170
Cash paid....................................................................    (17,500)
                                                                               ---------
Liabilities assumed..........................................................  $  52,670
                                                                               ---------
                                                                               ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                                        (UNAUDITED)
                                                                                     THIRTY-NINE WEEKS
                                                                                           ENDED
                                                                                    --------------------
                                                                                    12/30/93   12/31/92
                                                                                    ---------  ---------
Cash paid during the period for:
  Interest (net of amounts capitalized)...........................................  $  20,123  $  18,947
  Income taxes....................................................................      5,425        887
  Income taxes resulting from IRS settlement......................................      1,650     --
Cash received during the period for:
  Interest and dividend income....................................................      1,342      5,290
  Income tax refunds..............................................................        106         82

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            (UNAUDITED)
                                 PREFERRED STOCK      COMMON STOCK         CLASS B STOCK       ADDITIONAL   RETAINED      TOTAL
                                 ---------------   ------------------   --------------------    PAID-IN     EARNINGS   STOCKHOLDERS'
                                 SHARES   AMOUNT    SHARES     AMOUNT     SHARES      AMOUNT    CAPITAL     (DEFICIT)     EQUITY
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------
Balance, April 2, 1992........       5    $   1    4,358,380   $2,906    11,730,000   $7,820   $  26,599    $ 2,543    $   39,869
Net earnings for the
 thirty-nine weeks ended
 December 31, 1992............    --       --         --        --          --         --         --          2,587         2,587
Net proceeds from sale of
 Common Stock.................    --       --        181,000     120        --         --            725      --              845
Redemption of Preferred
 Stock........................    (5)      (1)        --        --          --         --         (4,999 )    --           (5,000  )
Dividends declared:
  14% Preferred Stock.........    --       --         --        --          --         --         --           (256 )        (256  )
  Common and Class B..........    --       --         --        --          --         --         (9,525 )   (9,025 )     (18,550  )
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------
Balance, December 31, 1992....    --       --      4,539,380   3,026     11,730,000   7,820       12,800     (4,151 )      19,495
Net loss for the thirteen
 weeks ended April 1, 1993....    --       --         --        --          --         --         --         (1,324 )      (1,324  )
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------
Balance, April 1, 1993........    --       --      4,539,380   3,026     11,730,000   7,820       12,800     (5,475 )      18,171
Net earnings for the
 thirty-nine weeks ended
 December 30, 1993............    --       --         --        --          --         --         --         12,519        12,519
Net proceeds from sale of
 Common Stock.................    --       --        144,750      97        --         --          1,179      --            1,276
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------
Balance, December 30, 1993....    --      $--      4,684,130   $3,123    11,730,000   $7,820   $  13,979    $ 7,044    $   31,966
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------
                                 ------   ------   ---------   ------   -----------   ------   ----------   --------   ------------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 30, 1993
                                  (UNAUDITED)


NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
    AMC Entertainment Inc. ("AMCE"), through American Multi-Cinema, Inc. ("AMC") and its Subsidiaries (collectively with AMCE, unless the context otherwise requires, the Company), is principally involved in the operation and management of multi-screen motion picture theatres.


    In the opinion of management, the accompanying consolidated financial data contains all adjustments (which comprise only normal recurring accruals) necessary to present fairly its financial position as of December 30, 1993 and December 31, 1992 and the results of operations and cash flows.


    The interim consolidated financial data should be read in conjunction with AMCE's notes to the consolidated financial statements for the fiscal year ended April 1, 1993 appearing elsewhere herein.


    Due to the seasonal nature of the Company's business, results for the thirty-nine weeks ended December 30, 1993 are not necessarily indicative of the results to be expected for the entire year.


FISCAL YEAR

    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March (March 31, 1994 for the current year, which includes fifty-two weeks and April 1, 1993 for the prior year, which included fifty-two weeks).

EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is computed based upon net earnings (loss) for the period less preferred stock dividends divided by the weighted average number of common shares outstanding and outstanding stock options when their effect is dilutive.

PRESENTATION

    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation. Such amounts were not material.

PRO FORMA INFORMATION

    On May 28, 1993, the Company acquired the other 50% interest in Exhibition Enterprises Partnership ("EEP" or the "Partnership") (See Note 2). The unaudited pro forma information combines the operating results of EEP for the twenty-six weeks ended September 30, 1993 and October 1, 1992 with that of the Company for the same periods. Certain intercompany balances and transactions were eliminated. The unaudited pro forma Statement of Operations gives effect to the EEP acquisition as though it had occurred at the beginning of these periods. For pro forma purposes, the financing costs of the $30,000,000 borrowed for the acquisition were estimated at an annual interest rate of 7.25% and interest income was reduced due to the use of $24,500,000 in cash at an annual interest rate of 4.42%. Recorded property and intangible assets of EEP were reduced by $27,730,000 for pro forma purposes to reflect the excess of the net assets of EEP over the Company's basis in these net assets, with depreciation and amortization similarly reduced.

NOTE 2 -- TRANSACTIONS WITH TPI ENTERPRISES, INC.
INVESTMENT IN TPI ENTERPRISES, INC.

    The Company owns 1,475,144 shares of Common Stock of TPI Enterprises, Inc. ("TPI"), representing approximately seven percent of TPI's outstanding stock. On April 19, 1991, AMC granted a ten year purchase option for the shares that includes an irrevocable proxy to vote the option shares. The purchase price under the option is $6.00 per share for a period of three years following April 19, 1991 and thereafter the purchase price will increase by $.50 per share for each successive year under the option agreement. The Company accounts for this investment on the cost method.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 30, 1993
                                  (UNAUDITED)


NOTE 2 -- TRANSACTIONS WITH TPI ENTERPRISES, INC. (CONTINUED)
INVESTMENT IN AND ADVANCES TO PARTNERSHIP

    Prior to May 28, 1993, EEP was 50% owned by Cinema Enterprises, Inc. ("CENI"), a wholly-owned subsidiary of AMC, and 50% owned by TPI Entertainment, Inc. ("TPIE"), a wholly-owned subsidiary of TPI. On April 19, 1991, the Partnership acquired the ownership interest in 57 movie theatres (56 theatres previously purchased by TPIE from AMC and 1 theatre constructed by TPIE), subject to obligations under notes, loans and capital leases. From inception through April 1, 1993, the Company accounted for its investment in EEP on the equity method.


    At December 31, 1992, investment in and advances to partnership included a 12% Subordinated Promissory Note due from EEP of $42,364,000 principal amount, discounted for an effective yield of 14%, plus a note receivable in the amount of $710,000 from the April 25, 1991 sale of a theatre.


    On May 28, 1993, the Company completed the acquisition of TPIE's partnership interest in EEP for $17,500,000 in cash. The acquisition also required the repayment of $37,000,000 in EEP bank indebtedness which was funded by borrowings under a revolving line of credit of $30,000,000 together with cash on hand. The acquisition was accounted for under the purchase method of accounting and EEP was consolidated, for financial reporting purposes, as a wholly-owned subsidiary. The unamortized deferred gain arising from the 1989 and 1990 sales of theatres to TPIE ($26,992,000) was applied as a reduction to the carrying value of the EEP assets. On a pro forma basis, the effect of the acquisition on the Company's fiscal 1993 results would have been an increase in earnings of approximately $116,000.


    For fiscal 1994, the Company is accounting for its investment in EEP on a consolidated basis by including EEP's assets and liabilities, as adjusted for the purchase, in the Consolidated Balance Sheet, and by including EEP's revenues and expenses in the Consolidated Statement of Operations beginning April 2, 1993. One-half of the Partnership's net loss for the period April 2, 1993 through May 27, 1993 attributable to TPIE ($1,599,000) has been recorded as minority interest.


NOTE 3 -- BORROWINGS
LOAN AGREEMENT

    Effective August 10, 1992, AMC entered into a loan agreement with two banks to provide a revolving line of credit of up to $40,000,000 for working capital and other general corporate purposes (the "Credit Facility"). The Credit Facility terminates on the third anniversary of the agreement date. The Company has the option to borrow at rates based on either the bank's base rate, CD rates or LIBOR and is required to pay an annual commitment fee of 3/8 of 1% on the unused amount of the commitment. At December 30, 1993, AMC had no borrowings on the Credit Facility.



    The Credit Facility includes several financial covenants. The Company is required to maintain a maximum net debt to consolidated EBITDA ratio and a minimum fixed charge coverage ratio. The required net debt to consolidated EBITDA ratio is 4.00 to 1 for fiscal 1994 and 3.50 to 1 thereafter. The required fixed charge coverage ratio is 1.35 to 1 for fiscal 1994 and 1.50 to 1 thereafter. In addition, the covenants contained in the Credit Facility limit the Company's capital expenditures to $25,000,000 per year, of which the Company may allocate to capital expenditures outside of the United States the lesser of $10,000,000 or $5,000,000 plus 25% of cash flow (minus 100% of cash flow, if negative), in each case less the amount of permitted dividends paid or declared by the Company. As of December 30, 1993, the Company has satisfied all financial covenants relating to the Credit Facility.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 30, 1993
                                  (UNAUDITED)


NOTE 3 -- BORROWINGS (CONTINUED)
    The Credit Facility stipulates that there shall be a period of at least 60 consecutive days during each twelve month period following the agreement date when there are no loans outstanding under the Credit Facility. The Company has satisfied this stipulation for the second anniversary of the loan agreement by not borrowing funds for 60 consecutive days following August 10, 1993.

NOTE 4 -- PROPERTY
    A summary of property follows (in thousands):

                                                                                                 (UNAUDITED)
                                                                                            ----------------------
                                                                                             12/30/93    12/31/92
                                                                                            ----------  ----------
Property owned:
  Land....................................................................................  $   20,239  $   20,239
  Buildings and improvements..............................................................      86,283      82,991
  Furniture, fixtures and equipment.......................................................     164,099     128,921
  Leasehold improvements..................................................................     119,124      91,821
                                                                                            ----------  ----------
                                                                                               389,745     323,972
  Less -- accumulated depreciation and amortization.......................................     170,231     132,557
                                                                                            ----------  ----------
                                                                                               219,514     191,415
                                                                                            ----------  ----------
Property leased under capitalized leases:
  Buildings...............................................................................      68,313      54,668
  Less -- accumulated amortization........................................................      24,265      19,730
                                                                                            ----------  ----------
                                                                                                44,048      34,938
                                                                                            ----------  ----------
Net property..............................................................................  $  263,562  $  226,353
                                                                                            ----------  ----------
                                                                                            ----------  ----------

NOTE 5 -- CONTINGENCIES
    The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the Company. The following paragraphs summarize significant litigation and proceedings to which the Company is a party.


    EL CAJON CINEMAS, INC. V. AMERICAN MULTI-CINEMA, INC., UNITED STATES DISTRICT COURT, SOUTHERN DISTRICT OF CALIFORNIA (CASE NO. 90 0710B (IEG)). On May 30, 1990, El Cajon Cinemas, Inc. (El Cajon) instituted this suit against AMC (the San Diego litigation). On August 31, 1990, El Cajon filed its first amended complaint against AMC alleging violations of Section 1 of the Sherman Act, applicable California statutes prohibiting state antitrust violations and unfair competition and tortious interference. The amended complaint sought unspecified damages and attorneys' fees. On November 21, 1990, AMC answered the amended complaint and filed a counterclaim against El Cajon and George E. Krikorian (El Cajon's sole stockholder and President), seeking relief for violations of
Section 1 of the Sherman Act, for violations of applicable California statutes prohibiting state antitrust violations and unfair competition, and for tortious interference with contractual relations/prospective advantage. AMC's counterclaim sought unspecified damages and attorneys' fees.


    In December 1993, the parties agreed to a full settlement of the San Diego litigation. AMC paid El Cajon $75,000 and the court dismissed El Cajon's complaint and AMC's counterclaim with prejudice.

    INCOME TAX LITIGATION. The Company has been in litigation with the Internal Revenue Service (IRS) primarily concerning the Company's method, for the years 1975 and 1978 to 1987, inclusive, of reporting, for income tax purposes, film rentals and deductions in the year paid (cash method) rather than in the year the

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 30, 1993
                                  (UNAUDITED)


NOTE 5 -- CONTINGENCIES (CONTINUED)
related film was exhibited (accrual method). These and other issues, including issues relating to certain capital gains, the dividends received deduction and the understatement penalty, were the subject of two United States Tax Court cases (Durwood, Inc. v. Commissioner of Internal Revenue, Docket No. 3706-88 filed February 23, 1988 and Durwood, Inc. v. Commissioner of Internal Revenue, Docket No. 3322-91 filed February 22, 1991).


    Settlements have been reached with respect to all issues in each of the tax court cases. Through September 30, 1993, the Company has recorded provisions totaling $22,951,000 representing the estimated additional federal and state income taxes and interest resulting from the IRS litigation. Through December 30, 1993, the Company has made payments totaling $19,805,000 to federal and state tax authorities associated with the tax court settlements. Management believes that adequate amounts have been reserved with respect to these income tax matters.


    SALES TAX LITIGATION. On August 13, 1991, the Florida Department of Revenue assessed the Company $1,670,000 in taxes, penalties and interest for popcorn sales in theatres that occurred during the period commencing January 1, 1986, and ending December 31, 1988. Because the regulation relied on by the Department did not become effective until December 1987, the Department issued a revised assessment to the Company in the amount of $388,000, which is based on the Company's 1988 popcorn sales in Florida. Because the Company's Florida legal counsel failed to file a petition to contest the assessment, within the required time, the Department has taken the position that the Company owes $388,000 in taxes plus penalties and interest.

    The Company and the Department have agreed to be bound by the final judicial resolution of another Florida sales tax case currently pending in the Florida First District Court of Appeals, which presents substantially the same issues. If the taxpayer prevails in this case, the Company will pay nothing to the Department. If the Department prevails, the Company will pay the $388,000 in assessed taxes plus interest, but no penalties. In any event the Company will also pursue all available remedies against its former legal counsel.

NOTE 6 -- INCOME TAXES
    The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Effective in fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The effect of adopting SFAS 109 was not material.


    Upon the adoption of SFAS 109 on April 3, 1992, the Company recorded a valuation allowance of $16,562,000 against deferred tax assets based on the lack of sufficient evidence required under SFAS 109 to support the realizability of the deferred tax assets. At December 30, 1993, the valuation allowance amounted to approximately $13,000,000. Based on increasing positive evidence supporting the potential realizability of the deferred tax assets, it is possible that this valuation allowance may be decreased in future periods. A reduction in the valuation allowance will increase net income in the period of adjustment.


NOTE 7 -- COMMITMENTS

    The Company has entered into agreements to lease space for the operation of theatres not yet fully constructed. Of the total number of anticipated openings, leases for five new theatres with 78 screens and leases for the expansion of 17 screens at three existing locations have been finalized. The scheduled completion of construction and theatre openings are at various dates through the third quarter of fiscal 1997. The estimated minimum rental payments that may be required under the terms of the leases total approximately $94,000,000.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
 of AMC Entertainment Inc.
Kansas City, Missouri

    We have audited the consolidated balance sheet of AMC Entertainment Inc. and subsidiaries as of April 1, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for the year (Fifty-two weeks) then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Exhibition Enterprises Partnership, a joint venture partnership, which is recorded using the equity method of accounting (see Note 4). The investment in and advances to this partnership represent 11 percent of consolidated assets as of April 1, 1993 and the equity in its earnings represents 23 percent of consolidated earnings before extraordinary items for the year (Fifty-two weeks) ended April 1, 1993. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Exhibition Enterprises Partnership, is based solely on the report of the other auditors. The financial statements of AMC Entertainment Inc. and subsidiaries as of April 2, 1992 and for the year (Fifty-three weeks) ended April 2, 1992 and the year (Fifty-two weeks) ended March 28, 1991 were audited by other auditors whose report, dated May 21, 1992, except as to the information presented in Note 2, for which the date is June 21, 1993, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

    In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMC Entertainment Inc. and subsidiaries as of April 1, 1993, and the results of their operations and their cash flows for the year (Fifty-two weeks) then ended, in conformity with generally accepted accounting principles.

    As discussed in Note 7 to the financial statements, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

/s/ Coopers & Lybrand
Kansas City, Missouri
June 21, 1993

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
 of AMC Entertainment Inc.
Kansas City, Missouri

    We   have  audited  the  accompanying  consolidated  balance  sheet  of  AMC
Entertainment Inc. and subsidiaries as of April 2, 1992 and the related consolidated statements of operations, stockholders' equity and cash flows for the year (Fifty-three weeks) ended April 2, 1992 and the year (Fifty-two weeks) ended March 28, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMC Entertainment Inc. and subsidiaries as of April 2, 1992, and the results of their operations and their cash flows for the year (Fifty-three weeks) ended April 2, 1992 and the year (Fifty-two weeks) ended March 28, 1991 in conformity with generally accepted accounting principles.

    As discussed in Note 2, the 1992 and 1991 financial statements have been restated.

/s/ Deloitte & Touche
Kansas City, Missouri
May 21, 1992
(June 21, 1993 as to Note 2)

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             UNAUDITED    FIFTY-TWO    FIFTY-THREE    FIFTY-TWO
                                                             PRO FORMA   WEEKS ENDED   WEEKS ENDED   WEEKS ENDED
                                                              4/1/93        4/1/93        4/2/92       3/28/91
                                                            -----------  ------------  ------------  ------------
Revenues
  Admissions..............................................   $ 365,906    $  265,766    $  272,960    $  303,324
  Concessions.............................................     159,089       114,809       114,207       121,495
  Management fee income (Note 4)..........................         478         9,342         6,502         7,633
  Other...................................................      17,867        14,548        13,295        13,899
                                                            -----------  ------------  ------------  ------------
      Total revenues......................................     543,340       404,465       406,964       446,351
Expenses
  Film rentals............................................     190,136       137,613       138,511       163,311
  Advertising.............................................      17,860        12,786        17,123        18,065
  Payroll & related expenses..............................      76,447        57,497        62,532        65,116
  Occupancy costs.........................................      83,028        58,878        59,438        59,253
  Concession merchandise..................................      24,046        17,522        18,288        20,368
  Other...................................................      34,495        26,539        30,009        32,657
                                                            -----------  ------------  ------------  ------------
      Total cost of operations............................     426,012       310,835       325,901       358,770
  Depreciation and amortization...........................      38,597        28,175        31,385        32,572
  General & administrative expenses.......................      36,915        36,285        37,885        34,532
  Estimated loss on future disposition of assets (Note
   13)....................................................       2,500         2,500         3,000         2,100
                                                            -----------  ------------  ------------  ------------
      Total expenses......................................     504,024       377,795       398,171       427,974
                                                            -----------  ------------  ------------  ------------
      Operating income....................................      39,316        26,670         8,793        18,377
Other expense (income)
  Interest expense
    Corporate borrowings..................................      24,924        22,828        21,033        26,149
    Capitalized leases....................................      11,045         8,573         9,002         9,791
  Investment income (Note 4)..............................        (325)       (8,239)       (8,502)      (13,441)
  Gain on disposition of assets (Note 14).................      (9,590)       (9,638)       (8,721)       (6,649)
                                                            -----------  ------------  ------------  ------------
Earnings (loss) before income taxes and extraordinary
 items....................................................      13,262        13,146        (4,019)        2,527
Income tax provision (Note 7).............................       5,400         5,400         1,500         1,960
                                                            -----------  ------------  ------------  ------------
Earnings (loss) before extraordinary items................       7,862         7,746        (5,519)          567
Extraordinary items
  Loss on extinguishment of debt (net of income tax
   benefit of $3,800) (Note 6)............................      (6,483)       (6,483)       --            --
  Utilization of net operating loss carryforward..........      --           --            --                500
                                                            -----------  ------------  ------------  ------------
Net earnings (loss) (Note 2)..............................  $    1,379   $     1,263   $    (5,519 ) $     1,067
                                                            -----------  ------------  ------------  ------------
                                                            -----------  ------------  ------------  ------------
Earnings (loss) per share before extraordinary item.......  $      .47   $       .46   $      (.39 ) $      (.01 )
                                                            -----------  ------------  ------------  ------------
                                                            -----------  ------------  ------------  ------------
Earnings (loss) per share.................................  $      .07   $       .06   $      (.39 ) $       .02
                                                            -----------  ------------  ------------  ------------
                                                            -----------  ------------  ------------  ------------
Weighted average number of shares outstanding.............      16,217        16,217        16,088        16,129
                                                            -----------  ------------  ------------  ------------
                                                            -----------  ------------  ------------  ------------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT NARRATIVE)

                                                                                              4/1/93      4/2/92
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and equivalents....................................................................  $   23,997  $   11,363
  Investments.............................................................................      26,109      25,460
  Receivables, net of allowance for doubtful accounts of $611,000 at April 1, 1993 and
   $900,000 at April 2, 1992..............................................................       8,704       7,807
  Prepaid film rentals....................................................................         188         843
  Other current assets (Note 9)...........................................................       7,374       8,068
                                                                                            ----------  ----------
    Total current assets..................................................................      66,372      53,541
Investment in TPI Enterprises, Inc. (Note 4)..............................................       8,682       8,682
Investment in and advances to partnership (Note 4)........................................      40,187      38,185
Property, net (Notes 6, 8 and 14).........................................................     223,981     244,473
Other long-term assets (Notes 6 and 9)....................................................      34,880      32,818
                                                                                            ----------  ----------
    Total assets..........................................................................  $  374,102  $  377,699
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Film rentals payable....................................................................  $   12,090  $   14,588
  Accrued expenses and other liabilities (Notes 9, 11 and 13).............................      35,871      31,220
  Estimated IRS settlement (Notes 2 and 7)................................................       4,796       4,796
  Other accounts payable, including related parties of $126,000 at April 1, 1993, and
   $730,000 at April 2, 1992..............................................................       3,976       4,700
  Current maturities of borrowings and capital lease obligations (Note 6).................       2,618       7,406
                                                                                            ----------  ----------
    Total current liabilities.............................................................      59,351      62,710
Corporate borrowings (Note 6).............................................................     200,633     182,164
Capital lease obligations (Note 6)........................................................      52,051      50,661
Other long-term liabilities (Note 10).....................................................      16,904      15,303
                                                                                            ----------  ----------
    Total liabilities.....................................................................     328,939     310,838
                                                                                            ----------  ----------
Deferred gain on sale of assets (Note 14).................................................      26,992      26,992
Commitments and contingencies (Notes 6, 10 and 12)
Stockholders' equity (Notes 2, 3 and 6)
  Preferred stock; 5 shares issued and outstanding at April 2, 1992.......................      --               1
  Common stock; 4,539,380 and 4,358,380 shares issued and outstanding at April 1, 1993 and
   April 2, 1992, respectively............................................................       3,026       2,906
  Class B stock; 11,730,000 shares issued and outstanding.................................       7,820       7,820
  Additional paid-in capital..............................................................      12,800      26,599
  Retained earnings (accumulated deficit).................................................      (5,475)      2,543
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      18,171      39,869
                                                                                            ----------  ----------
    Total liabilities and stockholders' equity............................................  $  374,102  $  377,699
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          FIFTY-TWO    FIFTY-THREE    FIFTY-TWO
                                                                         WEEKS ENDED   WEEKS ENDED   WEEKS ENDED
                                                                            4/1/93        4/2/92       3/28/91
                                                                         ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)..................................................   $    1,263    $   (5,519)   $    1,067
                                                                         ------------  ------------  ------------
  Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
    Depreciation and amortization -- property..........................       23,869        25,829        26,341
                              -- other long-term assets................        4,306         5,556         6,231
                              -- deferred gain.........................       --            (1,407)       (6,585)
    Gain on sale of other long-term assets.............................       (9,638)       (7,314)       --
    Change in assets and liabilities:
      Receivables......................................................         (897)        4,065           770
      Other current assets.............................................          694        (1,969)         (526)
      Film rentals, net................................................       (1,843)       (6,555)        3,386
      Accrued expenses, other liabilities and other
       accounts payable................................................        8,131         3,996         4,407
      Estimated IRS settlement.........................................       --            --           (16,698)
      Other, net.......................................................        3,177         1,759           350
                                                                         ------------  ------------  ------------
        Total adjustments..............................................       27,799        23,960        17,676
                                                                         ------------  ------------  ------------
  Net cash provided by operating activities............................       29,062        18,441        18,743
                                                                         ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property acquisitions................................................       (8,786)      (21,045)      (20,227)
  Investments in money market instruments, short-term commercial paper
   and corporate bonds, net............................................         (649)       (2,085)       (1,941)
  Investment in Exhibition Enterprises Partnership.....................       --            (2,423)       --
  Proceeds from sale of TPI Enterprises, Inc. common stock.............       --             5,385        --
  Proceeds from disposition of property................................       14,768        11,623         1,797
  Other, net...........................................................         (739)         (622)         (666)
                                                                         ------------  ------------  ------------
  Net cash provided by (used in) investing activities..................        4,594        (9,167)      (21,037)
                                                                         ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit agreements...........................        3,000        25,000        88,000
  Repayments under line of credit agreements...........................      (57,000)      (41,000)      (29,000)
  Principal payments under capital leases..............................         (885)       (1,653)       (1,186)
  Proceeds from issuance of debt securities............................      198,654        --            --
  Repurchase of debentures.............................................     (125,000)       --            --
  Other repayments.....................................................       (6,400)       (2,574)      (52,146)
  Proceeds from issuance of common stock...............................          845        --            --
  Redemption of preferred stock........................................       (5,000)       --            --
  Dividends paid on preferred stock....................................       (2,531)       --            --
  Dividends paid on common stock.......................................      (18,550)       --            --
  Deferred financing costs.............................................       (8,155)         (493)         (672)
                                                                         ------------  ------------  ------------
  Net cash provided by (used in) financing activities..................      (21,022)      (20,720)        4,996
                                                                         ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS........................       12,634       (11,446)        2,702
CASH AND EQUIVALENTS AT BEGINNING OF YEAR..............................       11,363        22,809        20,107
                                                                         ------------  ------------  ------------
CASH AND EQUIVALENTS AT END OF YEAR....................................   $   23,997    $   11,363    $   22,809
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT NARRATIVE)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

                                                                FIFTY-TWO    FIFTY-THREE    FIFTY-TWO
                                                               WEEKS ENDED   WEEKS ENDED   WEEKS ENDED
                                                                  4/1/93        4/2/92       3/28/91
                                                               ------------  ------------  ------------
Capital lease obligations incurred in connection with
 property acquired...........................................       $3,931        --            $1,781
Borrowings incurred in connection with property acquired.....           35   $       475       --

    In connection with the April 19, 1991 capital contribution to Exhibition Enterprises Partnership ("EEP"), the Company exchanged 3.8 million common shares of TPI Enterprises, Inc. ("TPI") for a 50% ownership interest in the partnership. The TPI shares had a book carrying value of $22,364,000 and a fair market value of $24,225,000.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                FIFTY-TWO    FIFTY-THREE    FIFTY-TWO
                                                               WEEKS ENDED   WEEKS ENDED   WEEKS ENDED
                                                                  4/1/93        4/2/92       3/28/91
                                                               ------------  ------------  ------------
Cash paid during the period for:
  Interest (net of amounts capitalized)......................   $   32,697    $   29,752    $   34,937
  Income taxes...............................................        1,343           635         2,273
  Interest on proposed IRS settlement........................       --            --             9,896
  Income taxes on proposed IRS settlement....................       --            --             8,259
Cash received during the period for:
  Interest and dividend income...............................        7,182         9,078        12,021
  Income tax refunds.........................................          133           493           455

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                PREFERRED STOCK      COMMON STOCK         CLASS B STOCK      ADDITIONAL   RETAINED      TOTAL
                                ---------------   ------------------   -------------------    PAID-IN     EARNINGS   STOCKHOLDERS'
                                SHARES   AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     (DEFICIT)     EQUITY
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
Balance, March 29, 1990, as
 previously reported.........       5    $   1    4,328,380   $2,886   11,730,000   $7,820   $  26,479    $11,385    $   48,571
Effect of restatement (Note
 2)..........................    --       --         --        --          --        --         --         (2,990 )      (2,990  )
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
Balance, March 29, 1990,
 as restated.................       5        1    4,328,380   2,886    11,730,000   7,820       26,479      8,395        45,581
  Net earnings...............    --       --         --        --          --        --         --          1,067         1,067
  Net proceeds from sale of
   Common Stock..............    --       --         30,000      20        --        --            120      --              140
  Dividends declared:
    14% Preferred stock......    --       --         --        --          --        --         --           (700 )        (700  )
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
Balance, March 28, 1991,
 as restated.................       5        1    4,358,380   2,906    11,730,000   7,820       26,599      8,762        46,088
  Net loss...................    --       --         --        --          --        --         --         (5,519 )      (5,519  )
  Dividends declared:
    14% Preferred stock......    --       --         --        --          --        --         --           (700 )        (700  )
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
Balance, April 2, 1992, as
 restated....................       5        1    4,358,380   2,906    11,730,000   7,820       26,599      2,543        39,869
  Net earnings...............    --       --         --        --          --        --         --          1,263         1,263
  Net proceeds from sale of
   Common Stock..............    --       --        181,000     120        --        --            725      --              845
  Redemption of Preferred
   Stock.....................      (5 )     (1 )     --        --          --        --         (4,999 )    --           (5,000  )
  Dividends declared:
    14% Preferred Stock......    --       --         --        --          --        --         --           (256 )        (256  )
    Common and Class B.......    --       --         --        --          --        --         (9,525 )   (9,025 )     (18,550  )
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
Balance, April 1, 1993.......    --       --      4,539,380   $3,026   11,730,000   $7,820   $  12,800    $(5,475 )  $   18,171
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------
                                ------   ------   ---------   ------   ----------   ------   ----------   --------   ------------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                      AND (52 WEEKS) ENDED MARCH 28, 1991

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
    AMC Entertainment Inc. ("AMCE"), through American Multi-Cinema, Inc. ("AMC") and its subsidiaries (collectively with AMCE, unless the context otherwise requires, the "Company") is principally involved in the operation and management of multi-screen motion picture theatres.

    AMCE is 84.8% owned by Durwood, Inc. ("DI"). See Note 5 for further description of AMCE's related party transactions.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of AMCE and its subsidiaries, all of which are wholly owned, except AMC Philadelphia, Inc. ("AMCP"), which is 80% owned. At April 1, 1993 and April 2, 1992, the minority interest in AMCP amounted to $1,771,000 and $1,085,000, respectively, and is included in other long-term liabilities. All significant intercompany balances and transactions have been eliminated.

FISCAL YEAR

    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. The current year ended April 1, 1993, included fifty-two weeks. The year ended April 2, 1992, included fifty-three weeks and the year ended March 28, 1991, included fifty-two weeks.

CASH AND EQUIVALENTS

    This balance is comprised of cash on hand and temporary cash investments with original maturities of less than thirty days.

INVESTMENTS

    Investments   are  comprised   principally  of   money  market  instruments,
short-term commercial paper and corporate bonds at April 1, 1993 and are carried at cost which approximates market.

CONCENTRATION OF CREDIT RISK

    The Company invests excess cash in deposits with major banks and in high quality short-term liquid money instruments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk.

PREPAID FILM RENTALS

    The Company is occasionally required to advance or guarantee film rentals to secure the right to exhibit certain films. Such advances and guarantees are charged to expense as the films are exhibited, based on the distributor's proportionate share of admissions revenue.

REFUNDABLE CONSTRUCTION ADVANCES

    Included in receivables at April 1, 1993 is $320,000 ($1,920,000 at April 2,
1992) advanced to developers to fund a portion of the construction costs of new theatres that are to be operated by AMC pursuant to lease agreements. These advances are refunded by the developers either during or shortly after completion of construction.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY

    Property is recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives are generally as follows:

      Buildings and improvements                            20 to 40 years
      Leasehold improvements                                 5 to 25 years
      Furniture, fixtures and equipment                      3 to 10 years

    Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently.

    Interest capitalized aggregated $90,000 for the year ended April 1, 1993 ($141,000 and $174,000 for the years ended April 2, 1992 and March 28, 1991, respectively).

OTHER LONG-TERM ASSETS

    Other long-term assets are comprised principally of:

       - amounts assigned to theatre leases assumed under favorable terms which are being amortized on a straight-line basis over the remaining terms of the leases including all renewal options;

       -  costs  incurred  in  connection  with  the  issuance  of   debt
       securities which are being amortized over the respective life of the issue on the effective interest method;

       -  investments  in  partnerships  and  corporate  joint   ventures
       accounted for under the cost or equity methods; and

       - deferred preopening, and design costs relating to new theatres which are being amortized over two years.

INCOME TAXES

    The Company, pursuant to a tax sharing agreement, joins with DI in filing a consolidated federal income tax return. The Company's provision for income tax expense is computed as if it filed a separate consolidated return. Included in other current assets at April 1, 1993 and April 2, 1992 was $563,000 and $1,931,000, respectively, of prepaid or recoverable federal and state income taxes. Investment tax credits are accounted for under the flow-through method.

EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is computed based upon net earnings (loss) for the period less preferred stock dividends divided by the weighted average number of common shares outstanding and outstanding stock options when their effect is dilutive.

ACCOUNTING CHANGE

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (SFAS 109) - "Accounting for Income Taxes." This new standard changes the accounting

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for deferred income taxes. The Company has adopted SFAS 109 for fiscal 1993. The effect of adopting SFAS 109 was not material. Prior to 1993, the Company accounted for income taxes in accordance with the Accounting Principles Board Opinion No. 11 (APB 11) -- "Accounting for Income Taxes."

    Effective during fiscal year 1992, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 106, -- "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement provides that the obligation to provide benefits arises as employees render the services necessary to earn the benefits such that the cost of providing the benefits should be recognized over those employee service periods. The impact of this change on the fiscal 1992 operations was not material.

PRESENTATION

    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation. Such amounts were not material.

PRO FORMA INFORMATION

    On May 28, 1993 the Company acquired the other 50% interest in Exhibition Enterprises Partnership ("EEP" or the "Partnership") (See Note 4). The unaudited pro forma information combines the operating results of EEP for the fifty-three weeks ended April 1, 1993 with that of the Company for the fifty-two weeks ended April 1, 1993. Certain intercompany balances and transactions were eliminated. The unaudited pro forma Statement of Operations gives effect to the EEP acquisition as though it had occurred at the beginning of the year. For pro forma purposes, the financing costs of the $30,000,000 borrowed for the acquisition were estimated at an annual interest rate of 7.25% and interest income was reduced due to the use of $24,500,000 in cash at an annual interest rate of 4.42%. Recorded property and intangible assets of EEP were reduced by $27,730,000 for pro forma purposes to reflect the excess of the net assets of EEP over the Company's basis in these net assets, with depreciation and amortization similarly reduced.

NOTE 2 -- ACCOUNTING CHANGE AND RESTATEMENT OF RESULTS
    FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases" was issued November 14, 1985. It requires scheduled rent increases, which are included in minimum lease payments, to be recognized on a straight-line basis over the lease term. The Company did not implement this accounting standard when it was issued. The accompanying financial statements have been restated to implement this standard and account for operating leases with scheduled rent increases on a straight-line basis.

    In fiscal 1991, based upon computations in support of the prepayment to the Internal Revenue Service ("IRS") relating to a settlement of tax accounting issues, the Company concluded that adequate amounts had been reserved to settle state and federal liabilities associated with fiscal years 1978 through 1987. In fiscal 1993, an error was discovered in the computations supporting the adequacy of the estimated IRS settlement. The accompanying financial statements have been restated to report the corrected liability in fiscal 1991 and in subsequent periods.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 2 -- ACCOUNTING CHANGE AND RESTATEMENT OF RESULTS (CONTINUED)
    The effect of the restatement on previously reported net earnings (loss) follows (in thousands, except per share amounts):

                                                                                       1992       1991
                                                                                     ---------  ---------
Net earnings (loss), as previously reported........................................  $  (3,959) $   4,334
Effect of restatement..............................................................     (1,560)    (3,267)
                                                                                     ---------  ---------
Net earnings (loss), as restated...................................................  $  (5,519) $   1,067
                                                                                     ---------  ---------
                                                                                     ---------  ---------
Earnings (loss) per share before extraordinary item, as restated...................  $    (.39) $    (.01)
                                                                                     ---------  ---------
                                                                                     ---------  ---------
Earnings (loss) per share, as restated.............................................  $    (.39) $     .02
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The effect of the restatement on the current and prior years quarterly financial results follows (in thousands, except per share amounts):

                                                                                      QUARTER ENDED
                                                                           -----------------------------------
                                                                            07/02/92    10/01/92    12/31/92
                                                                           -----------  ---------  -----------
                                                                                       (UNAUDITED)
Net earnings (loss), as previously reported..............................   $   9,359   $  (9,719)  $   3,246
Effect of restatement....................................................          85        (192)       (192)
                                                                           -----------  ---------  -----------
Net earnings (loss), as restated.........................................   $   9,444   $  (9,911)  $   3,054
                                                                           -----------  ---------  -----------
                                                                           -----------  ---------  -----------
Earnings (loss) per share before extraordinary item, as restated.........  $      .57   $    (.22) $      .19
                                                                           -----------  ---------  -----------
                                                                           -----------  ---------  -----------
Earnings (loss) per share, as restated...................................  $      .57   $    (.62) $      .19
                                                                           -----------  ---------  -----------
                                                                           -----------  ---------  -----------

                                                               QUARTER ENDED (UNAUDITED)
                                                     ----------------------------------------------   FISCAL
                                                      06/27/91    09/26/91   12/26/91    04/02/92      1992
                                                     -----------  ---------  ---------  -----------  ---------
Net earnings (loss), as previously reported........   $     537   $  (1,411) $  (3,079)  $      (6)  $  (3,959)
Effect of restatement..............................        (390)       (390)      (390)       (390)     (1,560)
                                                     -----------  ---------  ---------       -----   ---------
Net earnings (loss), as restated...................   $     147   $  (1,801) $  (3,469)  $    (396)  $  (5,519)
                                                     -----------  ---------  ---------       -----   ---------
                                                     -----------  ---------  ---------       -----   ---------
Earnings (loss) per share, as restated.............      --       $    (.12) $    (.23) $     (.04 ) $    (.39)
                                                     -----------  ---------  ---------       -----   ---------
                                                     -----------  ---------  ---------       -----   ---------

NOTE 3 -- STOCKHOLDERS' EQUITY

CAPITAL STOCK


    Holders of the Company's stock have no pre-emptive or subscription rights and there are no restrictions with respect to transferability. Holders of the Common Stock have no conversion rights, but holders of Class B Stock may elect to convert at any time on a share-for-share basis into Common Stock.



    The authorized common stock of AMCE consists of two classes of stock. Each holder of Common Stock (66 2/3 CENTS par value; 45,000,000 shares authorized) is entitled to one vote per share, and each holder of Class B Stock (66 2/3 CENTS par value; 30,000,000 shares authorized) is entitled to 10 votes per share. Presently holders of Common Stock, voting as a class, are entitled to elect 33% of AMCE's Board of Directors with Class B stockholders electing the remainder.


CUMULATIVE PREFERRED STOCK

    The Company has authorized 10,000,000 shares of Preferred Stock, without par value.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 3 -- STOCKHOLDERS' EQUITY (CONTINUED)
    On June 23, 1988, DI purchased twenty-five shares of Preferred Stock with an assigned value of 66 2/3 CENTS per share. The purchase price was $1,000,000 per share and the series of Preferred Stock, which was unregistered, was designated as the "Cumulative Preferred Stock 14% Series of 1988". The Cumulative Preferred Stock had preference in liquidation in the amount of $1,000,000 per share plus accrued and unpaid dividends.

    On February 24, 1989, the Company redeemed twenty shares of the Cumulative Preferred Stock owned by DI in the amount of $20,000,000. On August 12, 1992, the Company redeemed the remaining five shares of Cumulative Preferred Stock owned by DI in the amount of $7,531,000, including accrued and unpaid dividends.

STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS


    1983 PLAN In June 1983, AMCE adopted a stock option plan ("1983 Plan") for selected employees. This plan provides for the grant of rights to purchase shares of Common Stock under both incentive and non-incentive stock option agreements. The number of shares which may be sold under the plan may not exceed 750,000 shares. The 1983 Plan provides that the exercise price may not be less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant.



    1984 PLAN In September 1984, AMCE adopted a non-qualified stock option plan ("1984 Plan"). This plan provides for the grant of rights to purchase shares of Common Stock under non-qualified stock option agreements. The number of shares which may be sold under the plan may not exceed 750,000 shares. The 1984 Plan provides that the exercise price will be determined by the Company's Stock Option Committee and that the options expire no later than ten years after date of grant.


    Pertinent information covering the two plans follows:

                                                            1993                         1992
                                                 ---------------------------  ---------------------------
                                                 NUMBER OF    OPTION PRICE     NUMBER OF    OPTION PRICE
                                                   SHARES       PER SHARE       SHARES       PER SHARE
                                                 ----------  ---------------  -----------  --------------
Outstanding at beginning of year...............     453,750  $4.67-$11.13        453,750   $4.67-$11.13
Cancelled......................................     (30,000) $9.00                --
Exercised......................................    (181,000) $4.67                --
                                                 ----------                   -----------
Outstanding at end of year.....................     242,750  $4.67-$11.13        453,750   $4.67-$11.13
                                                 ----------                   -----------
                                                 ----------                   -----------
Exercisable at end of year.....................     242,750  $4.67-$11.13        453,750   $4.67-$11.13
                                                 ----------                   -----------
                                                 ----------                   -----------
Available for grant at end of year.............     977,529                      947,529
                                                 ----------                   -----------
                                                 ----------                   -----------

    Expiration dates for outstanding stock options at April 1, 1993 are as follows:

                                                 OPTION PRICE
FISCAL YEAR                   NUMBER OF SHARES     PER SHARE
- ----------------------------  -----------------  -------------
1994                                 138,750       $    9.00
1995                                  44,000            4.67
1996                                  60,000           11.13
                                     -------
Total options outstanding            242,750
                                     -------
                                     -------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 4 -- TRANSACTIONS WITH TPI ENTERPRISES, INC.

ACQUISITION AND DISPOSITION OF STOCK

    In August 1987, the Company purchased 6,275,144 shares of Common Stock of TPI Enterprises, Inc. ("TPI"), at a cost of $37,651,000 or $6.00 per share. Prior to April 19, 1991, this investment was accounted for by the equity method on a one calendar quarter lag basis.

    On April 19, 1991, Cinema Enterprises, Inc. ("CENI"), a wholly-owned subsidiary of AMC, contributed 3.8 million shares of TPI Common Stock for an interest in a partnership. Subsequently, these shares were distributed to TPI. See the following discussion titled "Partnership Transaction and Related Agreements."

    Also on April 19, 1991, the Company sold one million shares of TPI Common Stock for $5,500,000 and granted a purchase option on an additional 1,475,144 shares to a limited partnership of which Stephen R. Cohen, the Chairman of the Board and Chief Executive Officer of TPI, is the general partner. The purchase price under the option is $6.00 per share for a period of three years following April 19, 1991, and thereafter the purchase price will increase by $.50 per share for each successive year throughout the balance of the ten-year term of the Option Agreement. In the Option Agreement, AMC granted an irrevocable proxy to the limited partnership to vote the option shares during the term of the option.

    The Company recognized a net gain of approximately $854,000 resulting from the TPI Common Stock transactions which was included in investment income in fiscal 1992. After April 19, 1991, the Company's ownership percentage in TPI fell to approximately eight percent. Consequently, the Company began accounting for this investment on the cost method.

DISPOSITION OF THEATRES

    On February 24, 1989, the Company sold 55 theatres with 375 screens and on May 17, 1990, the Company sold one theatre with eight screens to TPI Entertainment, Inc. ("TPIE"), a wholly-owned subsidiary of TPI, under the terms of the Asset Purchase Agreement dated August 24, 1988, as amended.

    Due to (1) substantial continuing involvement with the properties and risk related thereto, (2) the Company's approximate 27% ownership (at the date of original sale) of TPI and (3) the TPIE purchase money notes that were received as part of the proceeds in this transaction, the estimated gain (aggregating approximately $70,352,000) was deferred for financial reporting purposes to be recognized in future periods. Prior to the Company's acquisition of a partnership interest in the theatres sold to TPIE, the deferred gain was being amortized on the straight-line method over an average life of approximately 11 years.

PARTNERSHIP TRANSACTION AND RELATED AGREEMENTS

    On March 4, 1991, CENI entered into a general partnership agreement (the "Partnership Agreement") with TPIE, forming EEP.

    On April 19, 1991, pursuant to the Partnership Agreement, TPIE contributed to EEP its interest in the assets (subject to certain exclusions) relating to the 57 movie theatres (56 theatres purchased from AMC and one theatre constructed by TPIE) owned and operated by TPIE and other leasehold interests, subject to obligations under notes, loans and capital leases. Also, CENI contributed to EEP 3.8 million Common Shares (the "Shares") of TPI. Following the capital contributions, EEP distributed the Shares to TPIE. In addition, EEP was obligated to pay to TPIE an amount of cash, determined in accordance with the Partnership Agreement, which was the sum of $800,000 plus additions to gross theatre property and principal payments on the Merchants Bank loan held by TPIE from September 27, 1990 to April 19, 1991. Such obligations aggregating $4,724,000, including interest, were paid in August, 1991.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 4 -- TRANSACTIONS WITH TPI ENTERPRISES, INC. (CONTINUED)
    Prior to May 28, 1993, CENI and TPIE each had a 50% interest in EEP. Under the Partnership Agreement, net income and net losses generally were allocable to the partners in accordance with their partnership interests; however, during the first and second fiscal years of the Partnership, 70% and 60%, respectively, of the depreciation expense was allocated to TPIE. Thereafter, the depreciation expense was allocated in accordance with each partner's respective partnership interest. The Company's aggregate cost (fair market value of the stock contributed plus transaction fees) of the EEP investment was $26,141,000 and the Company's opening partnership capital was $9,872,000. In accounting for the investment in EEP, approximately $28,755,000 of unamortized deferred gain arising from the 1989 sale of theatres to TPIE was applied as a reduction to the Company's investment in the Partnership. The excess of the Company's opening partnership capital over the Company's net investment in EEP was amortized to investment income on the straight-line method over 18 years, which approximated the remaining lives of the leases.

    The Partnership was managed by a Board of Managers consisting of two representatives of CENI and two representatives of TPIE. The theatres are managed by AMC under the provisions of a management agreement. The Partnership pays AMC a management fee equal to 5% of theatre revenues. An additional management fee of up to 1% of theatre revenues may be earned by AMC if theatre level cash flow exceeds a specified amount in a fiscal year.

    AMC had pledged the capital stock of CENI to secure third party indebtedness of EEP, which aggregated $37 million as of April 1, 1993.

    Included in receivables at April 1, 1993 and April 2, 1992 are amounts due from EEP for approximately $1,168,000 and $582,000, respectively. These receivables consist primarily of management fees and other operating expenses incurred by AMC on behalf of EEP.

    Investment in and advances to partnership as of April 1, 1993 includes a 12% Subordinated Promissory Note due from EEP of $42,364,000 principal amount, discounted by $2,485,000 (for an effective yield of 14%) plus a note receivable in the amount of $710,000 from the April 25, 1991 sale of a theatre. At April 2, 1992, the carrying value of the notes receivable balance was $40,331,000.

    The investment in EEP was accounted for by the equity method as the Company did not have a controlling ownership interest or a majority representation on the Partnership's Board of Managers. The Company's equity in earnings of EEP (included in investment income) totaled $1,743,000 and $404,000 in fiscal years ended April 1, 1993 and April 2, 1992, respectively.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 4 -- TRANSACTIONS WITH TPI ENTERPRISES, INC. (CONTINUED)
    The following is a summary of financial information of EEP at December 31, 1992 and December 26, 1991 and for the periods then ended (in thousands):

                                                                               12/31/92      12/26/91
                                                                             ------------  ------------
Current assets:
  Cash and equivalents.....................................................   $    8,707    $    4,126
  Receivables..............................................................        1,997           802
  Other current assets.....................................................        2,256           936
                                                                             ------------  ------------
      Total current assets.................................................       12,960         5,864
  Property, net............................................................       61,123        64,835
  Intangible assets, net...................................................       48,252        52,628
  Other long-term assets...................................................        1,368           372
                                                                             ------------  ------------
      Total assets.........................................................   $  123,703    $  123,699
                                                                             ------------  ------------
                                                                             ------------  ------------
Current liabilities:
  Film rentals, net........................................................   $    5,906    $    7,201
  Accrued expenses and other liabilities...................................        6,012         5,019
  Other accounts payable...................................................          901         1,418
  Current maturities of borrowings and capital lease obligations...........        4,481         4,401
                                                                             ------------  ------------
      Total current liabilities............................................       17,300        18,039
  Borrowings...............................................................       78,074        77,074
  Capital lease obligations................................................       12,771        13,252
                                                                             ------------  ------------
      Total liabilities....................................................      108,145       108,365
  Partners' capital........................................................       15,558        15,334
                                                                             ------------  ------------
      Total liabilities and partners' capital..............................   $  123,703    $  123,699
                                                                             ------------  ------------
                                                                             ------------  ------------

                                                                               53 WEEKS      36 WEEKS
                                                                                ENDED         ENDED
                                                                               12/31/92      12/26/91
                                                                             ------------  ------------
Total theatre revenues.....................................................   $  148,397    $   88,975
Cost of operations.........................................................      116,104        72,848
Management fee expense.....................................................        9,246         4,700
General and administrative.................................................          235           107
Interest expense...........................................................       10,185         7,734
Other income...............................................................          (95)         (282)
                                                                             ------------  ------------
Earnings before depreciation...............................................       12,722         3,868
Depreciation...............................................................       12,498         8,278
                                                                             ------------  ------------
Net earnings (loss)........................................................   $      224    $   (4,410)
                                                                             ------------  ------------
                                                                             ------------  ------------

    On May 28, 1993, the Company completed the acquisition of TPIE's partnership interest of EEP with the payment of $17,500,000. The acquisition required the repayment of $37,000,000 in EEP bank indebtedness which was funded by borrowings of $30,000,000 from the New Credit Facility together with cash on hand. On a pro forma basis, the effect of the acquisition on the Company's fiscal 1993 results would have

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 4 -- TRANSACTIONS WITH TPI ENTERPRISES, INC. (CONTINUED)

been an increase in earnings of approximately $116,000. For pro forma purposes, the unamortized deferred gain arising from 1989 and 1990 sales of theatres to TPIE ($26,992,000 at April 1, 1993) was applied as a reduction to the carrying value of the EEP assets.

NOTE 5 -- TRANSACTIONS WITH RELATED PARTIES
    American Associated Enterprises ("Enterprises") is a Missouri limited partnership formed by Mr. Stanley H. Durwood, Chairman of the Board, Chief Executive Officer and a Director of the Company, and his children, one of whom is Mr. Edward D. Durwood, President, Vice Chairman of the Board and a Director of the Company. Enterprises and the Chief Executive Officer of the Company own DI. Prior to December 26, 1991, when the agreement was terminated, the Company engaged Enterprises for the purpose of executing film license contracts and providing related accounting and financial management services. The Company paid Enterprises for rentals associated with films exhibited in the Company's theatres and Enterprises in turn disbursed such funds to film distributors for such rentals. Enterprises billed the Company approximately $1,000,000 for services provided in the fiscal years ended April 2, 1992 and March 28, 1991.

    The Company and DI maintain inter-company accounts which are kept on a non-interest bearing basis. Charges to the inter-company accounts include the allocation of AMC general and administrative expense and payments made by AMC on behalf of DI. At April 1, 1993, DI and non-AMCE subsidiaries owed the Company approximately $717,000 ($1,410,000 at April 2, 1992), including prepaid federal income taxes of $843,000 ($1,920,000 at April 2, 1992) which are due from DI upon the receipt of refunds from tax authorities or which may be used to offset future taxes payable to DI under a tax sharing agreement.

    Phillip E. Cohen, a former director of the Company and the former Chairman of the Finance Committee of its Board of Directors, is also the sole beneficial owner of Morgan Schiff & Co., Inc., an investment banking firm. In connection with the sale of TPI Enterprises, Inc. common stock to C&C Investment Holdings, L.P., the Company paid a fee of approximately $297,000 to Morgan Schiff & Co., Inc. as a commission on this transaction. (See Note 4.)

NOTE 6 -- BORROWINGS AND CAPITAL LEASE OBLIGATIONS
RECAPITALIZATION

    As part of a recapitalization plan, on August 12, 1992, AMCE issued $200 million of Debt Securities consisting of $100 million of 11 7/8% Senior Notes, due August 1, 2000, priced at 99.36 to yield 12%, and $100 million of 12 5/8% Senior Subordinated Notes, due August 1, 2002, priced at 99.294 to yield 12 3/4%. The net proceeds from the offering of the Debt Securities, together with cash on hand, were used as follows: (i) to redeem all of the AMCE 13.6% Debentures at an aggregate price of $52,720,000 (representing 105.44% of the principal amount thereof), plus accrued and unpaid interest thereon; (ii) to redeem all of the AMCE 11 7/8% Debentures at an aggregate price of $78,563,000 (representing 104.75% of the principal amount thereof), plus accrued and unpaid interest thereon; (iii) to repay all of AMC's outstanding indebtedness under a credit facility ($36,000,000 in aggregate principal amount outstanding on August 12, 1992); (iv) to redeem all of AMCE's outstanding shares of Cumulative
Preferred Stock 14% Series of 1988 at an aggregate price of approximately $7,531,000 (representing the liquidation preference value thereof, plus accrued and unpaid dividends thereon); and (v) to pay a special cash dividend of approximately $18,550,000 in the aggregate ($1.14 per share) in respect of the Common Stock and the Class B Stock on a pro rata basis.

    The terms of the Indentures respecting the Senior Notes and the Senior Subordinated Notes issued in the recapitalization restrict the Company's ability to pay cash dividends by requiring that such dividends and other "restricted payments" generally not exceed the sum of 25% of cash flow plus net proceeds of certain

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 6 -- BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED) capital contributions and sales of capital stock received after August 12, 1992. The Debt Securities are unsecured and unconditionally guaranteed by AMC and significant subsidiaries. The Indentures provide conditions and limitations upon the sale of assets, change in control, permitted investments, additional indebtedness, and other limitations. After August 1, 1997, the Company may redeem the Debt Securities at various call premiums as specified in the Indentures.

    The discounts on the Debt Securities are being amortized to interest expense following the interest method of amortization. Costs related to the issuance of the Debt Securities were capitalized and are charged to amortization expense, following the interest method, over the life of the respective securities. Unamortized issuance costs of $7,245,000 at April 1, 1993 are included in other long-term assets.

    Premiums paid to redeem the Debentures together with the write-off of unamortized debt issue costs and other costs directly related to the debt redemptions resulted in an extraordinary loss of $6,483,000 ($.40 per share), net of income tax benefit of $3,800,000.

LOAN AGREEMENT

    In connection with the recapitalization, effective August 10, 1992, AMC entered into a three year loan agreement with two banks to provide a revolving line of credit of up to $40,000,000 for working capital and other general corporate purposes (the "New Credit Facility"). The Company has the option to borrow at rates based on either the bank's base rate, CD rates or LIBOR and is required to pay an annual commitment fee of 3/8 of 1% on the unused amount of the commitment. At April 1, 1993, AMC had no borrowings on the New Credit Facility but could borrow up to $40,000,000 as provided in the loan agreement.

    The New Credit Facility includes several financial covenants. The Company is required to maintain a maximum net debt to consolidated EBITDA ratio and a minimum fixed charge coverage ratio. The required net debt to consolidated EBITDA ratio is 4.00 to 1 for fiscal 1994 and 3.50 to 1 thereafter. The required fixed charge coverage ratio is 1.35 to 1 for fiscal 1994 and 1.50 to 1 thereafter. In addition, the covenants contained in the New Credit Facility limit the Company's capital expenditures to $25,000,000 per year, of which the Company may allocate to capital expenditures outside of the United States the lesser of $10,000,000 or $5,000,000 plus 25% of cash flow (minus 100% of cash flow, if negative), in each case less the amount of permitted dividends paid or declared by the Company, as described below. These and other provisions of the New Credit Facility may have the effect of limiting the amount of assets held by the Company.

    The New Credit Facility limits the amount of dividends that the Company and its subsidiary, American Multi-Cinema, Inc., may pay during its term to the lesser of $10,000,000 or $5,000,000 plus 25% of cash flow (minus 100% of cash flow if negative) over the term of the New Credit Facility, in each case less capital expenditures outside the United States. In addition, AMC will be permitted to pay, in any six-month period, dividends in an amount equal to the aggregate scheduled payments of interest on the Senior Subordinated Notes for such period, unless payments on such securities would not then be permitted by the subordination provisions of such securities. The New Credit Facility stipulates that there shall be a period of at least 60 consecutive days during each twelve month period following the agreement date when there are no loans outstanding under the New Credit Facility. The Company has satisfied this stipulation for the first twelve month period by not borrowing funds during the first 60 days of the loan agreement.

COLLATERALIZED DEBT

    Certain notes payable which total $1,556,000 at April 1, 1993 have been collateralized by a pledge of property with a net book value of $2,341,000 at April 1, 1993.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 6 -- BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
DIVIDEND RESTRICTIONS

    As discussed above, the amount of cash dividends payable by the Company is limited by covenants to the Indentures governing the Senior Notes, Senior Subordinated Notes and covenants to the New Credit Facility. As of April 1, 1993, according to the most restrictive terms of the covenants, the Company could pay a cash dividend of approximately $1,800,000.

SUMMARY OF BORROWINGS

    The Company is obligated under bonds, notes and other indebtedness as follows (in thousands):

                                                                                                          TOTALS
                                                                                                   --------------------
                                                         RATES OF                                  APRIL 1,   APRIL 2,
                                                         INTEREST     MATURITY DATES  DUE IN 1994    1993       1992
                                                       -------------  --------------  -----------  ---------  ---------
SENIOR DEBT
- -----------------------------------------------------
Senior notes.........................................  11.875%        August, 2000        --       $  99,394     --
Revolving credit agreement...........................  Various        April, 1993         --          --      $  54,000
                                                                      Serially to
Equipment installment notes..........................  8% to 12.58%   2009            $    1,115       2,478      8,405
Industrial revenue bonds.............................  12%            August, 1992        --          --            310
                                                                      Serially to
Capital lease obligations............................  7.25% to 20%   2025                 1,292      53,343     51,597
Other indebtedness...................................  Various        Various                211         768        919
                                                                                      -----------  ---------  ---------
  Total senior debt..................................                                      2,618     155,983    115,231
                                                                                      -----------  ---------  ---------
SUBORDINATED DEBT
- -----------------------------------------------------
Senior subordinated notes............................  12.625%        August, 2002        --          99,319     --
Senior subordinated debentures.......................  13.60%         December, 2000      --          --         50,000
                                                       11.875%        July, 2001          --          --         75,000
                                                                                      -----------  ---------  ---------
  Total subordinated debt............................                                     --          99,319    125,000
                                                                                      -----------  ---------  ---------
  Total borrowings...................................                                 $    2,618   $ 255,302  $ 240,231
                                                                                      -----------  ---------  ---------
                                                                                      -----------  ---------  ---------

    Minimum annual payments required under existing capital lease obligations, present value thereof and maturities of total indebtedness at April 1, 1993 are as follows (in thousands):

                                                  CAPITAL LEASE OBLIGATIONS
                                               --------------------------------
                                                MINIMUM                  NET
                                                 LEASE       LESS      PRESENT
                                                PAYMENTS   INTEREST     VALUE    OTHER DEBT    TOTAL
                                               ----------  ---------  ---------  ----------  ----------
1994.........................................  $   10,133  $   8,841  $   1,292  $    1,326  $    2,618
1995.........................................      10,322      8,588      1,734         170       1,904
1996.........................................      10,310      8,280      2,030          78       2,108
1997.........................................      10,369      7,906      2,463          76       2,539
1998.........................................      10,460      7,440      3,020          85       3,105
Thereafter...................................      91,345     48,541     42,804     200,224     243,028
                                               ----------  ---------  ---------  ----------  ----------
  Total......................................  $  142,939  $  89,596  $  53,343  $  201,959  $  255,302
                                               ----------  ---------  ---------  ----------  ----------
                                               ----------  ---------  ---------  ----------  ----------

NOTE 7 -- INCOME TAXES
    The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Effective in the fourth quarter of fiscal year 1993, the Company adopted

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," retroactive to April 3, 1992. Previously issued 1993 unaudited interim financial statements were restated for the effects of SFAS 109. Prior to 1993, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11 (APB 11), "Accounting for Income Taxes." The effect of adopting SFAS 109 was not material.

    Income taxes reflected in the consolidated statements of operations for the three years ended April 1, 1993 are as follows (in thousands):

                                                  1993
                                           ------------------
                                           (LIABILITY METHOD)
                                                                  1992        1991
                                                                 ------      ------
                                                                 (DEFERRED METHOD)
Current:
  Federal...............................   $       2,077         $  900      $  797
  State.................................             600            600         663
                                                 -------         ------      ------
    Total current.......................           2,677          1,500       1,460
                                                 -------         ------      ------
Deferred:
  Federal...............................          (3,145)          --          --
  State.................................            (785)          --          --
  Net operating loss carryforwards......           3,670           --          --
  Change in valuation allowance.........            (817)          --          --
                                                 -------         ------      ------
    Total deferred......................          (1,077)          --          --
                                                 -------         ------      ------
Total provision.........................           1,600          1,500       1,460
Tax benefit of extinguishment of debt...           3,800           --          --
Tax effect of loss carryforwards........        --                 --           500
                                                 -------         ------      ------
Total provision before extraordinary
 items..................................   $       5,400         $1,500      $1,960
                                                 -------         ------      ------
                                                 -------         ------      ------

    The effective tax rate on income before extraordinary items was 41% in 1993, (37%) in 1992 and 78% in 1991. The difference between the effective rate and the U.S. federal income tax statutory rate of 34% in 1993, 1992 and 1991 are accounted for as follows (in thousands):

                                                                             1993(1)     1992       1991
                                                                            ---------  ---------  ---------
Tax on earnings (loss) before provision for income tax and extraordinary
 items at statutory rates.................................................  $   4,470  $  (1,366) $     859
Add (subtract) tax effect of:
  Federal benefit not available(2)........................................     N/A         1,366     --
  Installment sale........................................................        463        637        637
  State income tax, net of federal benefit................................        600        600        663
  Change in valuation allowance(3)........................................       (817)    N/A        N/A
  Other, net..............................................................        684        263       (199)
                                                                            ---------  ---------  ---------
Income tax expense before extraordinary items.............................  $   5,400  $   1,500  $   1,960
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

- ------------------------
(1)   As calculated under SFAS 109.
(2)   The N/A denotes items which do not apply to SFAS 109.
(3)   The N/A denotes items which do not apply to APB11.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
    Deferred income taxes for 1993 reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These "temporary differences" are determined in accordance with SFAS 109 and are more inclusive in nature than "timing differences" as determined under APB 11. Deferred income taxes for 1992 and 1991 have not been restated. The significant components of deferred income tax assets and liabilities at April 1, 1993 are as follows (in thousands):

                                                                                     DEFERRED INCOME TAX
                                                                                    ----------------------
                                                                                     ASSETS    LIABILITIES
                                                                                    ---------  -----------
Accrued reserves and liabilities..................................................  $   2,798   $     141
Investments in partnerships.......................................................     10,723      --
Capital lease obligations.........................................................      6,711      --
Deferred gains on installment sales...............................................     10,797       7,649
Depreciation......................................................................     --          12,075
Deferred rents....................................................................      2,953      --
Investment tax credit carryforward................................................      2,038      --
Other.............................................................................      1,145         478
                                                                                    ---------  -----------
Total.............................................................................     37,165      20,343
  Less: Valuation allowance.......................................................     15,745      --
                                                                                    ---------  -----------
  Net.............................................................................     21,420      20,343
  Less: Current deferred income taxes.............................................      1,077      --
                                                                                    ---------  -----------
Total noncurrent deferred income taxes............................................  $  20,343  $   20,343
                                                                                    ---------  -----------
                                                                                    ---------  -----------
Net noncurrent deferred income taxes..............................................  $       0
                                                                                    ---------
                                                                                    ---------

    SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to the future realization of investment tax credit carryforwards and certain future income tax deductions. Therefore, the Company established a valuation allowance relating to such items of $15,745,000 and $16,562,000 as of April 1, 1993 and April 2, 1992, respectively.

    As of April 1, 1993, the Company has investment tax credit carryforwards of $2,038,000, which expire in 2003.

    The Company settled litigation with the Internal Revenue Service ("IRS") primarily concerning the Company's method, for the years 1978 through 1987, of reporting for income tax purposes, film rentals and deductions in the year paid (cash method) rather than in the year the related film was exhibited (accrual method). In July 1990, the Company made a prepayment to the IRS in the amount of $18,155,000. Included in the Consolidated Balance Sheet at April 1, 1993 is $4,796,000 in estimated state and federal taxes and interest payable related to the above settlement. (See Note 12.)

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 8 -- PROPERTY
    A summary of property follows (in thousands):

                                                                                   APRIL 1,    APRIL 2,
                                                                                     1993        1992
                                                                                  ----------  ----------
Property owned:
  Land..........................................................................  $   20,239  $   23,180
  Buildings and improvements....................................................      83,028      77,547
  Furniture, fixtures and equipment.............................................     129,297     134,329
  Leasehold improvements........................................................      92,118      97,636
                                                                                  ----------  ----------
                                                                                     324,682     332,692
  Less -- accumulated depreciation and amortization.............................     137,266     124,521
                                                                                  ----------  ----------
                                                                                     187,416     208,171
                                                                                  ----------  ----------
Property leased under capitalized leases:
  Buildings.....................................................................      56,569      54,669
  Less -- accumulated amortization..............................................      20,004      18,367
                                                                                  ----------  ----------
                                                                                      36,565      36,302
                                                                                  ----------  ----------
Net property....................................................................  $  223,981  $  244,473
                                                                                  ----------  ----------
                                                                                  ----------  ----------

NOTE 9 -- OTHER ASSETS AND LIABILITIES
    Other assets and liabilities consist of the following (in thousands):

                                                                                    APRIL 1,   APRIL 2,
                                                                                      1993       1992
                                                                                    ---------  ---------
Other current assets:
  Prepaid rent....................................................................  $   4,089  $   4,406
  Prepaid income taxes............................................................        563      1,931
  Deferred income taxes...........................................................      1,077     --
  Other...........................................................................      1,645      1,731
                                                                                    ---------  ---------
                                                                                    $   7,374  $   8,068
                                                                                    ---------  ---------
                                                                                    ---------  ---------
Other long-term assets:
  Investments, at cost............................................................  $   5,738  $   4,033
  Investments in partnerships and corporate joint ventures........................      1,676      2,685
  Lease rights and location premiums, net.........................................     17,577     20,004
  Deferred charges, net...........................................................      8,228      4,715
  Other...........................................................................      1,661      1,381
                                                                                    ---------  ---------
                                                                                    $  34,880  $  32,818
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 9 -- OTHER ASSETS AND LIABILITIES (CONTINUED)

                                                                                    APRIL 1,   APRIL 2,
                                                                                      1993       1992
                                                                                    ---------  ---------
Accrued expenses and other liabilities:
  Taxes other than income.........................................................  $   3,832  $   3,293
  Interest........................................................................      4,756      6,052
  Payroll and vacation............................................................      6,445      4,389
  Casualty claims and premiums....................................................      2,408      2,615
  Reserve for future disposition..................................................      3,653      3,013
  Deferred income.................................................................      8,413      4,340
  Other...........................................................................      6,364      7,518
                                                                                    ---------  ---------
                                                                                    $  35,871  $  31,220
                                                                                    ---------  ---------
                                                                                    ---------  ---------

NOTE 10 -- LEASES
DESCRIPTION OF LEASING AGREEMENTS

    The majority of the Company's operations are conducted in premises occupied under lease agreements with base terms ranging generally from 15 to 25 years, with certain leases containing options to extend the leases for up to an additional 20 years. The leases provide for fixed rentals and/or rentals based on revenues with a guaranteed minimum. The Company also leases certain equipment under leases expiring at various dates. The majority of the leases provide that the Company will pay all, or substantially all, the taxes, maintenance, insurance and certain other operating expenses. Assets held under capital leases are included in property. Performance under some leases has been guaranteed by DI.

OPERATING LEASES

    The Company has entered into agreements to lease space for the operation of theatres not yet fully constructed. Of the total number of anticipated openings, leases for two new theatres with 22 screens and four screens at an existing location have been finalized. Construction is scheduled for completion, and theatres for opening, at various dates through the fourth quarter of fiscal 1994. The estimated minimum rental payments that may be required under the terms of these operating leases total approximately $45 million.

    Following is a schedule, by year, of future minimum rental payments required under these leases and existing operating leases that have initial or remaining non-cancellable terms in excess of one year at April 1, 1993 (in thousands):

Fiscal year ended:
  1994....................................................  $  32,347
  1995....................................................     33,667
  1996....................................................     32,893
  1997....................................................     31,736
  1998....................................................     30,247
  Thereafter..............................................    290,983
                                                            ---------
Total minimum payments required...........................  $ 451,873
                                                            ---------
                                                            ---------

    The Company records rent expense on a straight-line basis over the term of the lease. Included in long-term liabilities at April 1, 1993 and April 2, 1992 is $7,382,000 and $6,854,000, respectively, of deferred rent representing pro rata future minimum rental payments for leases with scheduled rent increases.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 10 -- LEASES (CONTINUED)
    Rent expense is summarized as follows for the years ended (in thousands):

                                                                        APRIL 1,   APRIL 2,    MARCH 28,
                                                                          1993       1992        1991
                                                                        ---------  ---------  -----------
Theatre premises:
  Minimum rentals:
    Paid to related parties (1).......................................     --         --      $      112
    Paid to others....................................................  $  37,466  $  36,749      35,535
  Percentage rentals based on revenues................................      1,722      1,518       3,501
  Equipment rentals...................................................        778        927         474
                                                                        ---------  ---------  -----------
                                                                        $  39,966  $  39,194  $   39,622
                                                                        ---------  ---------  -----------
                                                                        ---------  ---------  -----------

- ------------------------
(1) Related party interest to theatre property was sold to an unrelated party in June 1990.

    On May 28, 1993 the Company completed the acquisition of TPIE's partnership interest of EEP. The minimum rental payments required under the leases, associated with the EEP theatres, that have initial or remaining noncancelable terms in excess of one year at December 31, 1992, are reflected in the table below (in thousands):

Fiscal year ended:
  1993....................................................  $  14,038
  1994....................................................     15,177
  1995....................................................     15,322
  1996....................................................     15,134
  1997....................................................     14,944
  Thereafter..............................................    163,470
                                                            ---------
Total minimum payments required...........................  $ 238,085
                                                            ---------
                                                            ---------

NOTE 11 -- EMPLOYEE BENEFIT PLANS
DEFINED BENEFIT PLAN

    Effective during fiscal year 1991, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 87 (SFAS 87) -- "Employers' Accounting for Pensions". The adoption of SFAS 87 was not material to the consolidated financial statements for fiscal 1991, the year of adoption, or in previous periods for which the Statement was applicable.

    The Company sponsors a non-contributory defined benefit pension plan covering, after a minimum of one year of employment, all employees age 21 or older, who have completed 1,000 hours of service in their first twelve months of employment or in a calendar year and who are not covered by a collective bargaining agreement.

    The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets are invested in a group annuity contract with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 11 -- EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table sets forth the plan's funded status as of December 31, 1992 and 1991 (Plan valuation dates) and the amounts included in the consolidated balance sheets as of April 1, 1993 and April 2, 1992 (in thousands):

                                                                                    APRIL 1,   APRIL 2,
                                                                                      1993       1992
                                                                                    ---------  ---------
Actuarial present value of accumulated benefit obligation, including vested
 benefits of $7,191 and $5,440....................................................  $   7,631  $   5,912
                                                                                    ---------  ---------
                                                                                    ---------  ---------
Projected benefit obligation for service rendered to date.........................  $  13,173  $  10,260
  Less: Plan assets at fair value.................................................      6,388      5,312
                                                                                    ---------  ---------
Projected benefit obligation in excess of plan assets.............................      6,785      4,948
  Less: Unrecognized net loss from past experience different from that assumed and
      effects of changes in assumptions...........................................      2,662        915
  Less: Unrecognized net obligation upon adoption being recognized over 15 years,
      net of amortization.........................................................      2,709      2,934
  Less: Plan contributions from measurement date to end of fiscal year............        201        110
                                                                                    ---------  ---------
Pension liability included in consolidated balance sheet..........................  $   1,213  $     989
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    Net pension expense includes the following components for the years ended (in thousands):

                                                                           APRIL 1,   APRIL 2,    MARCH 28,
                                                                             1993       1992        1991
                                                                           ---------  ---------  -----------
Service cost benefits earned during the period...........................  $     936  $     761   $     715
Interest cost on the projected benefit obligation........................        714        586         504
Actual return on plan assets.............................................       (471)      (942)        (35)
Net amortization and deferral............................................        203        810         (62)
                                                                           ---------  ---------  -----------
Net pension expense......................................................  $   1,382  $   1,215   $   1,122
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

    The weighted average discount rates used to measure the projected benefit obligation were 6.5%, 7.0% and 7.25% for the years ended December 31, 1992, 1991 and 1990, respectively. The rate of increase in future compensation levels was 6.50% for the three years and the expected long-term rate of return on assets was 8.0% for December 31, 1992 and 8.5% for December 31, 1991 and December 31, 1990. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses over the average remaining service period of 15 years.

    A  limited  number  of  employees  are  covered  by  collective   bargaining
agreements under which payments are made to a union-administered fund.

401(K) PLAN

    The Company sponsors a voluntary thrift savings plan ("401(k) Plan") covering the same employees eligible for the pension plan. Since inception of the savings plan, the Company has matched 50% of each eligible employee's elective contributions, limited to 3% of the employee's salary.

    The Company's share of expense under the thrift savings plan was $777,000 for the year ended April 1, 1993 ($868,000 and $844,000 for the fiscal years ended April 2, 1992 and March 28, 1991, respectively).

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 11 -- EMPLOYEE BENEFIT PLANS (CONTINUED)
OTHER RETIREMENT BENEFITS

    Effective during fiscal year 1992, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 106 (SFAS 106) -- "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires employers to accrue the cost of postretirement benefits other than pensions over the term of employment. Prior to adoption of SFAS 106, the Company accounted for postretirement benefits other than pensions as an expense when the benefits were paid. The adoption of SFAS 106 was not material to the consolidated financial statements for the year (53 weeks) ended April 2, 1992.

    The Company currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Substantially all employees may become eligible for these benefits provided that the employee must be at least 55 years of age and have 15 years of credited service at retirement. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare.

    Retiree health and life insurance plans are not funded. The Company is amortizing the transition obligation on the straight-line method over a period of 20 years.

    The following table sets forth the plans' accumulated postretirement benefit obligation reconciled with the amount included in the consolidated balance sheets as of April 1, 1993 and April 2, 1992 (in thousands):

                                                                             APRIL 1,   APRIL 2,
                                                                               1993       1992
                                                                             ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees.................................................................  $     297  $     367
  Fully eligible active plan participants..................................        183        117
  Other active plan participants...........................................        810        688
                                                                             ---------  ---------
Accumulated postretirement benefit obligation..............................      1,290      1,172
Unrecognized transition obligation.........................................       (897)      (947)
Unrecognized gains.........................................................          3     --
                                                                             ---------  ---------
Accrued postretirement benefit cost in the balance sheet...................  $     396  $     225
                                                                             ---------  ---------
                                                                             ---------  ---------

    Postretirement expense includes the following components for the years ended (in thousands):

                                                                              APRIL 1,     APRIL 2,
                                                                                1993         1992
                                                                             -----------  -----------
Service cost...............................................................   $     138    $     128
Interest cost on accumulated postretirement benefit obligation.............          91           85
Amortization of transition obligation over 20 years........................          49           50
                                                                                  -----        -----
Postretirement expense.....................................................   $     278    $     263
                                                                                  -----        -----
                                                                                  -----        -----

    For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for fiscal 1993 was 14% for pre-65 medical, 12% for post-65 medical and 8% for dental. The rates were assumed to decrease gradually to 6% for medical and 4% for dental at 2020 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 11 -- EMPLOYEE BENEFIT PLANS (CONTINUED) reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 1, 1993 by $208,000 and the aggregate of the service and interest cost components of postretirement expense for the year (52 weeks) then ended by $48,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5%.

NOTE 12 -- CONTINGENCIES
    The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the Company. The following paragraphs summarize significant litigation and proceedings to which the Company is a party.

    EL  CAJON  CINEMAS,  INC.  V.  AMERICAN  MULTI-CINEMA,  INC.,  United States
District Court, Southern District of California (Case No. 90 0710B (IEG)). On May 30, 1990, El Cajon Cinemas, Inc. ("El Cajon") instituted this suit against AMC (the "San Diego litigation"). On August 31, 1990, El Cajon filed its first amended complaint against AMC alleging violations of Section 1 of the Sherman Act, applicable California statutes prohibiting state antitrust violations and unfair competition and tortious interference. The amended complaint sought unspecified damages and attorneys' fees. On November 21, 1990, AMC answered the amended complaint, and filed a counterclaim against El Cajon and George E. Krikorian (El Cajon's sole stockholder and President), seeking relief for violations of Section 1 of the Sherman Act, for applicable California statutes prohibiting state antitrust violations and unfair competition, and tortious interference with contractual relations/prospective advantage. AMC's counterclaim seeks unspecified damages and attorneys' fees. On July 20, 1992, El Cajon filed a motion for partial summary judgment on its complaint against AMC and an application for a preliminary injunction, which alleged that the San Diego litigation involves $6 million in treble damages. On October 23, 1992, the court denied El Cajon's motion for summary judgment and its application for a preliminary injunction. The court also granted in part AMC's motions for partial summary judgment and dismissed El Cajon's claims under California statutes prohibiting unfair competition and portions of El Cajon's claims under Section 1 of the Sherman Act. AMC voluntarily dismissed its claim against El Cajon for violating the California unfair competition and antitrust statutes. El Cajon voluntarily dismissed its claims for violation of the California antitrust statutes. On November 30, 1992, the court denied AMC's motion for partial summary judgment on the remaining antitrust claims.

    On January 11, 1993, El Cajon filed a supplemental/second amended complaint against AMC, which alleges violations of Section 1 of the Sherman Act. The only claims remaining for trial are for violations of Section 1 of the Sherman Act. On April 23, 1993, El Cajon filed (1) a motion for partial summary judgment on AMC's Section 1 claims against El Cajon and (2) a motion for reconsideration of the court's granting portions of AMC's motion for partial summary judgment on El Cajon's Section 1 claims. Trial of the San Diego litigation has been set for September 7, 1993.

    INCOME TAX LITIGATION. The Company has been in litigation with the Internal Revenue Service ("IRS") primarily concerning the Company's method, for the years 1975 and 1978 to 1987, inclusive, of reporting, for income tax purposes, film rentals and deductions in the year paid (cash method) rather than in the year the related film was exhibited (accrual method). These and other issues were the subject of two United States Tax Court cases (DURWOOD, INC. V. COMMISSIONER OF INTERNAL REVENUE, Docket No. 3706-88 filed February 23, 1988 and DURWOOD, INC.
V. COMMISSIONER  OF INTERNAL  REVENUE,  Docket No.  3322-91 filed  February  22,
1991).

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 12 -- CONTINGENCIES (CONTINUED)
Through April 1, 1993, the Company has recorded provisions totaling $22,951,000 representing the estimated additional federal and state income taxes and interest resulting from the IRS litigation. In July 1990, the Company made a prepayment to the IRS of $18,155,000.

    Settlements have been reached with respect to all issues in each of the Tax Court cases. On or about November 5, 1991, the Company and the Commissioner of Internal Revenue entered into a closing agreement of final determination providing for the resolution of film rent and interest income issues with respect to the taxable years December 31, 1980 through March 31, 1988. The agreement resulted in a liability which approximates the amount previously accrued by the Company and affects the net operating loss carryforwards into future years.

    On September 2, 1992, the Company and the Commissioner of Internal Revenue filed with the United States Tax Court a Second Supplemental Stipulation of Partial Settlement in DURWOOD, INC. V. COMMISSIONER OF INTERNAL REVENUE, Docket No. 3322-91, which Stipulation resolved all remaining issues, including issues relating to certain capital gains, the dividends received deduction, and the understatement penalty. Management believes that adequate amounts have been reserved with respect to these income tax matters.

    SALES TAX LITIGATION. On August 13, 1991, the Florida Department of Revenue assessed the Company $1,670,000 in taxes, penalties and interest for popcorn sales in theatres that occurred during the period commencing January 1, 1986, and ending December 31, 1988. The Company protested the assessment relying in part on a regulation which exempted certain popcorn sales from sales tax and which remained in effect until January 2, 1989. Because the conflicting regulation relied on by the Department when it assessed the Company did not become effective until December 1987, the Department issued a revised assessment to the Company in the amount of $388,000, which is based on the Company's 1988 popcorn sales in Florida. The Company intended to contest this assessment and instructed its Florida legal counsel to file a petition seeking an administrative hearing with the Department. However, the Company's Florida legal counsel failed to file the petition and the time period to file the petition has expired. Accordingly, the Department has taken the position the Company owes $388,000 in taxes plus penalties and interest.

    The Company has discharged its Florida legal counsel and has demanded that its former counsel pay all amounts due the Department, which demand has been refused. The Company intends to seek relief from the Department. If rejected, the Company is prepared to pay the $388,000 in assessed taxes and simultaneously apply for a refund of that amount based on the negligence of its former legal counsel. If the Department would deny the claim for a refund, the Company will pursue all available remedies against its former legal counsel.

NOTE 13 -- FUTURE DISPOSITION OF ASSETS
    The Company has provided reserves for expected losses arising from the discontinuation of the operation of fast food restaurants, for theatres which have been or are anticipated to be closed and for other future dispositions of assets.

    In conjunction with the opening of certain new theatres in fiscal 1986 through 1988, the Company expanded its food services by leasing additional space adjacent to those theatres and used such space to operate specialty fast food restaurants. The Company discontinued operating the restaurants due to unprofitability. The Company continues to sub-lease or to convert to other uses the space leased for these restaurants. The Company is obligated under long-term lease commitments with remaining terms of up to eighteen years. At April 1, 1993 the base rent aggregates approximately $1,206,000 annually, and $16,302,000

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 13 -- FUTURE DISPOSITION OF ASSETS (CONTINUED)
over the remaining term of the leases. As of April 1, 1993, the Company has subleased approximately 82% of the space with remaining terms ranging from 2 months to 213 months. Non-cancellable subleases currently aggregate approximately $1,060,000 annually, and $6,742,000 over the remaining term of the subleases.

    As of April 1, 1993, the Company remains obligated under lease commitments for four closed theatres and for office space at two locations with remaining terms of up to six years. The current leasing costs of these closed locations approximates $382,000 annually, and $1,247,000 over the remaining term of the leases. Non-cancellable subleases currently aggregate approximately $58,000 annually, and $257,000 over the remaining term of the subleases. The Company has been in negotiation with certain landlords and believes the ultimate cost of settling the leases will be less than the full amount of the lease obligations.

    The  following  represents the  activity in  the  estimated reserve  for the
disposition  of  assets  which  is  included  in  accrued  expenses  and   other
liabilities in the consolidated balance sheets (in thousands):

Balance, March 29, 1990....................................  $     763
Provision for loss on asset disposition....................      2,100
Charge offs................................................     (1,268)
                                                             ---------
Balance, March 28, 1991....................................      1,595
Provision for loss on asset disposition....................      3,000
Charge offs................................................     (1,582)
                                                             ---------
Balance, April 2, 1992.....................................      3,013
Provision for division restructuring.......................        750
Provision for loss on asset disposition....................      2,500
Charge offs................................................     (2,610)
                                                             ---------
Balance, April 1, 1993.....................................  $   3,653
                                                             ---------
                                                             ---------

NOTE 14 -- DISPOSITION OF ASSETS
    Gain on disposition of assets for the years ended April 1, 1993, April 2, 1992 and March 28, 1991 are as follows (in thousands):

                                                                           APRIL 1,   APRIL 2,    MARCH 28,
                                                                             1993       1992        1991
                                                                           ---------  ---------  -----------
Sale of theatres to Carmike Cinemas, Inc.................................  $   9,903  $   8,169      --
Amortization of deferred gain............................................     --          1,407  $    6,585
Other, net...............................................................       (265)      (855)         64
                                                                           ---------  ---------  -----------
                                                                           $   9,638  $   8,721  $    6,649
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

DISPOSITION OF THEATRES

    On February 24, 1989, the Company sold 55 theatres with 375 screens and on May 17, 1990, the Company sold one theatre with 8 screens to TPIE. The gain, aggregating approximately $70,352,000, was deferred from income, due to continuing involvement with the properties, substantial ownership of TPI (at the date of original sale) and the TPIE purchase money notes that were received as part of the proceeds in this transaction. Prior to the Company's acquisition of a partnership interest in the theatres sold to TPIE, the deferred gain was being amortized on the straight-line method over an average life of approximately 11

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS (52 WEEKS) ENDED APRIL 1, 1993
                         (53 WEEKS) ENDED APRIL 2, 1992
                AND (52 WEEKS) ENDED MARCH 28, 1991 (CONTINUED)

NOTE 14 -- DISPOSITION OF ASSETS (CONTINUED) years. Approximately one half of the deferred gain from the 1989 sale of theatres to TPIE has been applied as a reduction to the Company's investment in EEP. Further income recognition of the remaining deferred gain balance has been suspended. (See Note 4.)

    On May 16, 1991, the Company sold eight theatres with 45 screens to Carmike Cinemas, Inc. for $9,416,000 with a recognized gain of $8,169,000.

    On May 21, 1992, the Company sold five theatres with 32 screens to Carmike Cinemas, Inc. for $12,132,000 with a recognized gain of $9,903,000.

NOTE 15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

    The carrying value of cash and equivalents approximates fair value because of the short maturity of those instruments. Investments in corporate bonds were valued based on quoted market prices. The fair value of the investment in TPI Enterprises, Inc. is based on the lower of the quoted market price of this common stock investment or the exercise price specified in a purchase option agreement. The fair value of the subordinated promissory note receivable from EEP was determined by reference to the estimated premium paid for the AMCE Senior Subordinated Notes over U.S. treasury notes with similar average maturities. For other notes receivable, the fair value was based upon a premium over bank prime lending rates. The fair value of stock investments and publicly held corporate borrowings was based upon quoted market prices. For other corporate borrowings, the fair value was based upon rates available to the Company from bank loan agreements or rates based upon the estimated premium over U.S. treasury notes with similar average maturities.

    The estimated fair values of the Company's financial instruments at April 1, 1993 follows (in thousands):

                                                               CARRYING      FAIR
                                                                AMOUNT      VALUE
                                                              ----------  ----------
Financial assets:
  Cash and equivalents......................................  $   23,997  $   23,997
  Investments...............................................      26,109      26,225
  Investment in TPI Enterprises, Inc........................       8,682       8,851
  Subordinated note receivable..............................      39,879      42,837
  Other notes receivable....................................         726         746
  Stock investments.........................................       1,600       3,701
Financial liabilities:
  Corporate borrowings......................................     201,959     218,391

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                      STATEMENTS OF OPERATIONS BY QUARTER

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                                    FISCAL YEAR
                                                                                                                 ------------------
                                 07/02/92  06/27/91  10/01/92  09/26/91  12/31/92  12/26/91  04/01/93  04/02/92    1993      1992
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Total revenues.................  $99,888   $90,582   $100,750  $112,469  $105,492  $87,828   $98,335   $116,085  $404,465  $406,964
Total cost of operations.......   77,980    76,435    78,701    88,918    78,669    69,955    75,485    90,593    310,835   325,901
Depreciation and amortization..    7,191     8,071     6,981     7,688     6,914     7,781     7,089     7,845     28,175    31,385
General & administrative
 expenses......................    8,717     9,490     9,393    10,281     7,978     8,651    10,197     9,463     36,285    37,885
Estimated loss on future
 disposition of assets.........    --        --        --          600     2,500     --        --        2,400      2,500     3,000
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Operating income (loss)........    6,000    (3,414 )   5,675     4,982     9,431     1,441     5,564     5,784     26,670     8,793
Interest expense...............    6,871     7,947     7,668     7,097     8,622     7,356     8,240     7,635     31,401    30,035
Investment income..............    1,814     3,206     1,956     1,819     2,715     1,829     1,754     1,648      8,239     8,502
Gain (loss) on disposition of
 assets........................    9,851     8,677      (141 )  (1,130 )     (70 )     992        (2 )     182      9,638     8,721
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Earnings (loss) before income
 taxes & extraordinary item....   10,794       522      (178 )  (1,426 )   3,454    (3,094 )    (924 )     (21 )   13,146    (4,019)
Income tax provision...........    1,350       375     3,250       375       400       375       400       375      5,400     1,500
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Earnings (loss) before
 extraordinary item............    9,444       147    (3,428 )  (1,801 )   3,054    (3,469 )  (1,324 )    (396 )    7,746    (5,519)
Extraordinary item.............    --        --       (6,483 )   --        --        --        --        --        (6,483)    --
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net earnings (loss)............  $ 9,444   $   147   $(9,911 ) $(1,801 ) $ 3,054   $(3,469 ) $(1,324 ) $  (396 ) $  1,263  $ (5,519)
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Earnings (loss) per share
 before extraordinary item.....  $  0.57   $ --      $ (0.22 ) $ (0.12 ) $  0.19   $ (0.23 ) $ (0.08 ) $ (0.04 ) $   0.46  $  (0.39)
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Earnings (loss) per share......  $  0.57   $ --      $ (0.62 ) $ (0.12 ) $  0.19   $ (0.23 ) $ (0.08 ) $ (0.04 ) $   0.06  $  (0.39)
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                 --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

    Quarterly results of operations for fiscal 1993 and 1992 have been restated to reflect a change in accounting for operating leases. See Note 2 to the Consolidated Financial Statements.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Exhibition Enterprises Partnership
Kansas City, Missouri

We have audited the accompanying balance sheets of Exhibition Enterprises Partnership, (a partnership operated by Cinema Enterprises, Inc. and TPI Entertainment, Inc.) as of December 31, 1992, and the related statements of operations, partners' capital and cash flows for the year (53 weeks) then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1992, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche
Kansas City, Missouri
February 5, 1993

                       EXHIBITION ENTERPRISES PARTNERSHIP
                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                                    FIFTY-THREE
                                                                                                    WEEKS ENDED
                                                                                                 DECEMBER 31, 1992
                                                                                                 -----------------
Revenues.......................................................................................
  Admissions...................................................................................     $   101,038
  Concessions..................................................................................          44,117
  Other (Note 9)...............................................................................           3,242
                                                                                                       --------
  Total revenues...............................................................................         148,397
Expenses
  Cost of operations...........................................................................         116,104
  Depreciation and amortization................................................................          12,626
                                                                                                       --------
  Total cost of operations.....................................................................         128,730
  General & administrative expenses (Note 3)...................................................           9,481
                                                                                                       --------
    Total operating expenses...................................................................         138,211
                                                                                                       --------
    Operating income...........................................................................          10,186
                                                                                                       --------
Other expense (income)
  Interest expense
    Borrowings.................................................................................           7,705
    Capitalized leases.........................................................................           2,480
  Investment and other income, net.............................................................            (223)
                                                                                                       --------
Net earnings...................................................................................     $       224
                                                                                                       --------
                                                                                                       --------

                       See Notes to Financial Statements

                       EXHIBITION ENTERPRISES PARTNERSHIP
                                 BALANCE SHEET
                                 (IN THOUSANDS)

                                                                                                 DECEMBER 31, 1992
                                                                                                 -----------------
                                                      ASSETS
Current assets:
  Cash and equivalents.........................................................................     $     8,707
  Receivables (Note 9).........................................................................           1,997
  Other current assets.........................................................................           2,256
                                                                                                       --------
    Total current assets.......................................................................          12,960
Property, net (Notes 4 and 5)..................................................................          61,123
Intangible assets, net (Note 6)................................................................          48,252
Other long-term assets.........................................................................           1,368
                                                                                                       --------
                                                                                                    $   123,703
                                                                                                       --------
                                                                                                       --------
                                        LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Film rentals payable.........................................................................     $     5,906
  Accrued expenses and other liabilities (Note 3)..............................................           6,012
  Other accounts payable.......................................................................             901
  Current maturities of borrowings and capital lease obligations (Note 4)......................           4,481
                                                                                                       --------
      Total current liabilities................................................................          17,300
Borrowings (Note 4)............................................................................          78,074
Capital lease obligations (Note 4).............................................................          12,771
                                                                                                       --------
      Total liabilities........................................................................         108,145
                                                                                                       --------
Commitments and contingencies (Notes 7 and 8)..................................................
Partners' capital..............................................................................          15,558
                                                                                                       --------
                                                                                                    $   123,703
                                                                                                       --------
                                                                                                       --------

                       See Notes to Financial Statements

                       EXHIBITION ENTERPRISES PARTNERSHIP
                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                    FIFTY-THREE
                                                                                                    WEEKS ENDED
                                                                                                 DECEMBER 31, 1992
                                                                                                 -----------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                                                                $     224
                                                                                                       -------
    Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
      Depreciation and amortization -- property................................................          8,379
                                -- intangible assets...........................................          4,247
      Loss on sale of assets...................................................................             13
      Change in assets and liabilities:
        Receivables............................................................................           (477)
        Other current assets...................................................................         (1,320)
        Film rentals, net......................................................................         (1,295)
        Accrued expenses, other liabilities and other accounts payable.........................            476
      Other, net...............................................................................            350
                                                                                                       -------
        Total adjustments......................................................................         10,373
                                                                                                       -------
  Net cash provided by operating activities....................................................         10,597
                                                                                                       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property acquisitions........................................................................         (5,408)
  Proceeds from disposition of assets..........................................................            147
  Other long-term assets.......................................................................         (1,354)
                                                                                                       -------
  Net cash used in investing activities........................................................         (6,615)
                                                                                                       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit agreement....................................................          8,400
  Repayments under line of credit agreement....................................................         (3,400)
  Repayment on term loan.......................................................................         (4,000)
  Principal payments under capital leases......................................................           (401)
                                                                                                       -------
  Net cash provided by financing activities....................................................            599
                                                                                                       -------
NET INCREASE IN CASH AND EQUIVALENTS...........................................................          4,581
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD....................................................          4,126
                                                                                                       -------
CASH AND EQUIVALENTS AT END OF PERIOD..........................................................      $   8,707
                                                                                                       -------
                                                                                                       -------

                       See Notes to Financial Statements

                       EXHIBITION ENTERPRISES PARTNERSHIP
                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    In connection with the April 19, 1991 partners' capital contributions, liabilities were assumed as follows:

Book value of assets provided by partners...............................  $ 122,096
Liabilities assumed.....................................................    102,352
                                                                          ---------
Opening partners' capital...............................................  $  19,744
                                                                          ---------
                                                                          ---------

    In connection with the April 25, 1991 acquisition of the Tri-City Theatre, the Partnership issued a subordinated promissory note payable to AMC in the amount of $710,000.

SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                                                    FIFTY-THREE
                                                                                                    WEEKS ENDED
                                                                                                 DECEMBER 31, 1992
                                                                                                 -----------------
Interest paid (net of amounts capitalized).....................................................      $  11,531

                       See Notes to Financial Statements

                       EXHIBITION ENTERPRISES PARTNERSHIP
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                                 (IN THOUSANDS)

Partners' capital at December 26, 1991.............................................  $  15,334
Net earnings.......................................................................        224
                                                                                     ---------
Partners' capital at December 31, 1992.............................................  $  15,558
                                                                                     ---------
                                                                                     ---------

                       See Notes to Financial Statements

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
    Exhibition Enterprises Partnership ("EEP" or "the Partnership") is owned by two general partners, Cinema Enterprises, Inc. ("CENI"), a wholly owned subsidiary of American Multi-Cinema, Inc. ("AMC"), and TPI Entertainment, Inc. ("TPIE"), a wholly owned subsidiary of TPI Enterprises, Inc. ("TPI"), each with a fifty percent ownership interest. The Partnership is engaged in the operation of multi-screen motion picture theatres which generate revenues from box office admissions and theatre concession sales. At December 31, 1992, the Partnership operated 444 screens in 60 theatres. The Partnership's theatres are managed by AMC and use the AMC name and logo in the operation of the theatres.

FISCAL YEAR

    The Partnership commenced operations on April 19, 1991 with its first fiscal period (36 weeks) ending on December 26, 1991. The Partnership is on a 52/53 week accounting period with its fiscal year ending on the last Thursday in December.

CASH AND EQUIVALENTS

    This balance is comprised of cash on hand, deposits in banks and temporary cash investments with original maturities of less than thirty days.

PROPERTY

    Property is recorded at cost. The Partnership uses the straight-line method in computing depreciation and amortization for financial reporting purposes. The estimated useful lives are generally as follows:

          Furniture and fixtures                         3 to 10 years
          Leasehold improvements                         5 to 25 years
          Buildings and improvements                    10 to 40 years

    Leasehold improvements are amortized over the shorter of the lives of the applicable leases or the estimated useful lives of the assets.

    Buildings under capital leases are amortized over the term of the applicable lease, excluding renewal options.

    Expenditures for additions (including interest during construction), major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently.

    Interest capitalized aggregated $42,000 for the fifty-three weeks ended December 31, 1992.

INTANGIBLE ASSETS

    Intangible assets are comprised principally of:

       - goodwill which is being amortized on a straight-line basis over twenty-four years.

       - amounts assigned to theatre leases assumed under favorable terms which are being amortized on a straight-line basis over the remaining terms of the leases excluding renewal options.

       - amounts assigned to location premium which are being amortized on a straight-line basis over the remaining terms of the leases including all renewal options.

       - costs incurred in obtaining financing which are being amortized on a straight-line basis over the term of the loan.

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
OTHER ASSETS

    Other current assets include amounts for prepaid expenses and merchandise inventory. Other long-term assets include amounts for deposits, and deferred preopening, start-up and design costs relating to new theatres which are being amortized over two years.

COST OF OPERATIONS

    Cost of operations is summarized as follows (in thousands):

                                                                FIFTY-THREE
                                                                WEEKS ENDED
                                                             DECEMBER 31, 1992
                                                             -----------------
Film rentals...............................................     $    53,802
Advertising................................................           5,093
Wages and payroll taxes....................................          18,960
Occupancy costs............................................          23,749
Concession merchandise.....................................           6,618
Other......................................................           7,882
                                                                   --------
                                                                $   116,104
                                                                   --------
                                                                   --------

INCOME TAXES

    The Partnership is not liable for income taxes. Each partner must report on their corporate income tax returns their respective share of partnership income or loss as determined by the partnership for income tax purposes.

RECLASSIFICATION

    Certain   amounts  have  been  reclassified   from  prior  period  financial
statements to conform with the current year presentation.

NOTE 2 -- PARTNERSHIP FORMATION
    On February 24, 1989, AMC sold 55 theatres with 375 screens to TPIE. AMC also entered into a management agreement with TPIE to manage the theatres for a fee based upon a specified percentage of revenues of the managed theatres. At the time of the sale, AMC held 6,275,144 shares of Common stock of TPI.

    On May 17, 1990, an additional eight-screen theatre owned by AMC was sold to TPIE. Since that date and prior to the formation of the Partnership, TPIE completed the construction of one theatre with eight screens.

    The Partnership was formed on March 4, 1991 when TPIE entered into a general partnership agreement with CENI.

    On April 19, 1991, pursuant to the Partnership Agreement, TPIE contributed to EEP its interest in the assets (subject to certain exclusions) relating to the 57 movie theatres owned and operated by TPIE and other leasehold interests, subject to obligations under notes, loans and capital leases, and CENI contributed to EEP 3.8 million Common Shares of TPI (the "Shares") (collectively, the "Initial Capital Contributions"). Following the Initial Capital Contributions, EEP distributed the Shares to TPIE. In addition, EEP was obligated to pay to TPIE an amount of cash, determined in accordance with the Partnership Agreement,

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 2 -- PARTNERSHIP FORMATION (CONTINUED) which was the sum of $800,000 plus additions to gross theatre property and principal payments on the Merchants Bank loan held by TPIE from September 27, 1990 to April 19, 1991. Such obligations aggregating $4,724,000, including interest, were paid in August, 1991.

    CENI and TPIE each have a 50% interest in EEP. The Partnership will have a term of ten years (unless earlier terminated or extended in accordance with the Partnership Agreement). During the first and second fiscal years of the Partnership, 70% and 60%, respectively, of the depreciation expense was allocated to TPIE. Thereafter, the depreciation expense will be allocated in accordance with each partner's respective partnership interest. Depreciation subject to the special allocation includes all depreciation and amortization of property and intangible assets, excluding the amortization of deferred finance charges. The Partnership is managed by a Board of Managers consisting of two representatives of CENI and two representatives of TPIE. The theatres continue to be managed by AMC under the Amended and Restated Management Agreement dated March 4, 1991. AMC has the authority to manage the day-to-day affairs of the Partnership's business. In addition, CENI has the exclusive right to represent the Partnership with respect to the sale or purchase of Partnership assets and certain other types of transactions.

    In the event that CENI causes EEP to enter into one of the transactions referred to above over the objection of TPIE, TPIE will have the option to require CENI to purchase TPIE's entire partnership interest at a price based upon a formula contained in the Partnership Agreement. The Partnership Agreement provides that with respect to the sale of assets (and certain other transactions specified in the Partnership Agreement) such purchase price is payable with the New Purchase Money Notes, issued by the partnership to replace the Purchase Money Notes delivered to AMC in connection with the purchase of the theatres from AMC by TPIE. The purchase price will otherwise be payable in cash.

    TPIE has the option to require CENI to purchase TPIE's partnership interest at a price based upon a formula contained in the Partnership Agreement (payable in part with the New Purchase Money Notes) in 1995 and 1999. At the end of the term of the Partnership, CENI will have the right to buy, and TPIE will have the right to require CENI to buy, TPIE's partnership interest at fair market value (payable in cash). In the event of a change in control of CENI, as defined in the Partnership Agreement, TPIE will have the option to require CENI to buy TPIE's partnership interest at fair market value. In the event that either partner wishes to transfer a partnership interest to an unaffiliated third party, each partner's interest is subject to a right of first refusal in favor of the other partner, with the consideration payable in the same form as offered by the third party.

    CENI and TPIE may be required to make additional cash contributions to the extent that Available Funds, as defined in the Partnership Agreement, are insufficient to fully fund certain expenses. Failure of a partner to make a capital contribution could result in liability of that partner to EEP or the dilution of such partner's partnership interest. Should a partner's interest fall below 20%, such partner will only have one representative on the Board of Managers.

NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES
    The Partnership pays a management fee to AMC (as operator) equal to 5% of theatre revenues, as defined in the Amended and Restated Management Agreement. In addition, the operator may be entitled to an additional management fee if theatre level cash flow in a fiscal year exceeds a specified amount. The additional fee is equal to the lesser of one percent of theatre revenues for the fiscal year or theatre level cash flow in excess of a base amount. For 1992, AMC earned the full 1% additional management fee.

    The Partnership pays an administrative fee to TPIE on a quarterly basis equal to 1/4 of 1% of theatre revenues.

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES (CONTINUED)
    Included in accrued expenses and other liabilities are the following amounts payable to related parties (in thousands):

                                                                                     DECEMBER 31, 1992
                                                                                     -----------------
Accrued management fee payable to AMC..............................................      $   2,311
Accrued administrative fee payable to TPIE.........................................             97

    Expenses with related parties were as follows (in thousands):

                                                                                     DECEMBER 31, 1992
                                                                                     -----------------
Management fee to AMC..............................................................      $   8,876
Administrative fee to TPIE.........................................................            370
Interest expense on AMC subordinated notes.........................................          5,084

NOTE 4 -- BORROWINGS AND CAPITAL LEASE OBLIGATIONS
    The Partnership is obligated under notes and other indebtedness as follows (in thousands):

                                                                                                       BALANCE
                                                      RATES OF             MATURITY        DUE IN    DECEMBER 31,
                                                      INTEREST               DATES          1993         1992
                                               ----------------------  -----------------  ---------  ------------
Merchants Bank term loan.....................  1% above base rate      February, 1994     $   4,000   $   34,000
Merchants Bank revolving credit loan.........  1% above base rate      February, 1994        --            5,000
Subordinated note............................  12%                     August, 2000          --           42,364
Tri-City note................................  See below               See below             --              710
                                                                                          ---------  ------------
  Total borrowings...........................                                                 4,000       82,074
Capital lease obligations....................  Various                 Serially to 2011         481       13,252
                                                                                          ---------  ------------
  Total borrowings and capital lease
   obligations...............................                                             $   4,481   $   95,326
                                                                                          ---------  ------------
                                                                                          ---------  ------------

    Minimum annual payments required under existing capital lease obligations, the present value thereof and maturities of total indebtedness at December 31, 1992 are as follows (in thousands):

                                            CAPITAL LEASE OBLIGATIONS
                                        ---------------------------------
                                          MINIMUM                  NET
                                           LEASE       LESS      PRESENT     OTHER
                                         PAYMENTS    INTEREST     VALUE      DEBT       TOTAL
                                        -----------  ---------  ---------  ---------  ---------
1993..................................   $   2,892   $   2,411  $     481  $   4,000  $   4,481
1994..................................       2,892       2,315        577     35,000     35,577
1995..................................       2,896       2,198        698     --            698
1996..................................       2,874       2,057        817     --            817
1997..................................       2,861       1,897        964     10,591     11,555
Thereafter............................      17,272       7,557      9,715     32,483     42,198
                                        -----------  ---------  ---------  ---------  ---------
    Total.............................   $  31,687   $  18,435  $  13,252  $  82,074  $  95,326
                                        -----------  ---------  ---------  ---------  ---------
                                        -----------  ---------  ---------  ---------  ---------

    In connection with the 1989 purchase of theatres from AMC, TPIE entered into a term loan with The Merchants Bank, ("the Bank") and executed 12% subordinated promissory notes to AMC. The Partnership

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 4 -- BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED) assumed the debt of the term loan, with the consent of the Bank. The Partnership issued a 12% Subordinated Promissory Note to AMC in exchange for the notes executed by TPIE, under substantially the same terms as the replaced notes.

    The term loan is payable in $1,000,000 quarterly principal installments with interest payable monthly. Certain covenants restrict the Partnership's ability to make additional acquisitions, incur additional indebtedness, encumber any of its assets, make payments to its affiliates, dispose of a substantial portion of its assets, make investments, or enter into certain other transactions without the prior approval of the Bank. The Partnership had borrowings under this agreement in the amount of $34,000,000 at December 31, 1992. The Bank has also made available a revolving credit line in the maximum principal amount of $5,000,000. As of December 31, 1992, the Partnership had $5,000,000 of borrowings under this line of credit. The term loan and revolving credit line agreement is renewable, at the option of the Partnership, for an additional three years to an extended maturity date of February 24, 1997. The renewal is conditioned upon the timely payments of principal and interest and that no event of default is continuing. The term loan has a debt coverage requirement based upon the Net Cash Flow (as defined in the loan agreement). The Partnership has exceeded the debt coverage requirement for each quarterly period from inception to December 31, 1992.

    The 12% Subordinated Promissory Note due to AMC is payable in three installments of $10,591,000 on August 31, 1997, 1998 and 1999, and a fourth installment in the amount of the remaining principal balance on August 31, 2000. Interest on the 12% Subordinated Promissory Note is payable quarterly.

    On April 25, 1991, the Partnership purchased the Tri-City theatre from AMC in exchange for a subordinated promissory note in the amount of $710,000. The note bears interest (determined annually) equal to the lesser of 50% of theatre level cash flow or the prime rate plus one percent. Anytime the theatre level cash flow for a fiscal year is negative, AMC is required to pay the Partnership the amount of the deficiency. For fiscal 1992, the cash flow deficiency of the Tri-City theatre was $3,000. The Partnership has the right to require AMC to repurchase the theatre (upon 30 days notice) in consideration for the cancellation of the note.

NOTE 5 -- PROPERTY

    A summary of property follows (in thousands):

                                                                                                      DECEMBER 31,
                                                                                                          1992
                                                                                                      ------------
Property owned:
  Buildings and improvements........................................................................   $    3,155
    Furniture, fixtures and equipment...............................................................       38,725
    Leasehold improvements..........................................................................       23,094
                                                                                                      ------------
                                                                                                           64,974
    Less -- Accumulated depreciation and amortization...............................................       12,221
                                                                                                      ------------
                                                                                                           52,753
                                                                                                      ------------
Property leased under capitalized leases:
    Buildings.......................................................................................        9,682
    Less -- Accumulated amortization................................................................        1,312
                                                                                                      ------------
                                                                                                            8,370
                                                                                                      ------------
Net property........................................................................................   $   61,123
                                                                                                      ------------
                                                                                                      ------------

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 6 -- INTANGIBLE ASSETS

    A summary of intangible assets follows (in thousands):

                                                                                                      DECEMBER 31,
                                                                                                          1992
                                                                                                      ------------
Goodwill............................................................................................   $   11,897
Lease rights........................................................................................       13,741
Location premium....................................................................................       29,621
Deferred finance charges............................................................................          365
                                                                                                      ------------
                                                                                                           55,624
Less -- Accumulated amortization....................................................................        7,372
                                                                                                      ------------
Net intangible assets...............................................................................   $   48,252
                                                                                                      ------------
                                                                                                      ------------

NOTE 7 -- LEASES

DESCRIPTION OF LEASING AGREEMENTS

    The majority of the Partnership's operations are conducted in premises occupied under lease agreements with original terms generally ranging from 15 to 25 years and, in most cases, renewal options for up to an additional 25 years. The renewal options generally provide for increased rent. The property leases provide for minimum annual rentals and under certain conditions may require additional rental payments based on a percentage of revenues. The majority of the leases provide that the Partnership will pay all, or substantially all, the taxes, maintenance, insurance and certain other operating expenses. Assets held under capital leases are included in property.

OPERATING LEASES

    The Partnership has entered into agreements to lease space for the operation of theatres not yet fully constructed. Of the total number of anticipated openings, leases for one new theatre with 14 screens and 16 screens at two existing locations have been finalized. Construction is scheduled for completion, and theatres for opening, at various dates through the second quarter of 1994. The estimated minimum rental payments that may be required under the terms of these operating leases total approximately $28 million.

    Following is a schedule of future minimum rental payments required under these leases and existing operating leases that have initial or remaining non-cancellable terms in excess of one year at December 31, 1992 (in thousands):

Year ended:
1993...........................................................  $  14,038
1994...........................................................     15,177
1995...........................................................     15,322
1996...........................................................     15,134
1997...........................................................     14,944
Thereafter.....................................................    163,470
                                                                 ---------
Total minimum payments required................................  $ 238,085
                                                                 ---------
                                                                 ---------

                       EXHIBITION ENTERPRISES PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                    YEAR (53 WEEKS) ENDED DECEMBER 31, 1992

NOTE 7 -- LEASES (CONTINUED)
    Rent expense is summarized as follows (in thousands):

                                                                            FIFTY-THREE
                                                                            WEEKS ENDED
                                                                         DECEMBER 31, 1992
                                                                         -----------------
Minimum rentals........................................................      $  15,382
Percentage rentals based on revenues...................................            550
                                                                               -------
                                                                             $  15,932
                                                                               -------
                                                                               -------

NOTE 8 -- CONTINGENCIES

    The Partnership, in the normal course of business, is party to various legal actions. Management believes that potential exposure, if any, of these actions would not have a material adverse effect on the Partnership.

NOTE 9 -- CASUALTY INSURANCE CLAIMS

    On August 23, 1992, the Miami, Florida area was struck by hurricane Andrew. The hurricane destroyed one theatre with eight screens and temporarily suspended the operation of eleven theatres.

    The theatres are fully insured for both property damages and business interruption. The insurance recovery for the destroyed theatre is expected to sufficiently cover the book value of the property and the obligations under an operating lease.

    Included in other revenues for the year (53 weeks) ended December 31, 1992, is $1,316,000 of recoveries from insurance carriers for business interruption. Recoveries for repairs and other expenses were applied against the related expense account. Included in accounts receivable at December 31, 1992, is $1,184,000 in claims for repairs, business interruption and reconstruction costs to be collected from insurance carriers. Such amount has subsequently been received.

NOTE 10 -- SUBSEQUENT EVENT (UNAUDITED)

    On May 28, 1993, Cinema Enterprises II, Inc. ("CENI II"), a wholly owned subsidiary of American Multi-Cinema, Inc. ("AMC"), acquired a 50% partnership interest in Exhibition Enterprises Partnership ("EEP") from TPI Entertainment, Inc. Together with the 50% partnership interest already owned by Cinema Enterprises, Inc. ("CENI"), EEP became wholly owned by subsidiaries of AMC. The acquisition required the repayment of $37,000,000 in EEP bank indebtedness which was funded by a capital contribution of $27,000,000 by CENI II together with cash on hand. CENI II's capital investment in EEP will result in an adjustment in the carrying value of certain EEP assets and liabilities.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                           PAGE
PROSPECTUS SUMMARY......................................................      3
RISK FACTORS............................................................      9
USE OF PROCEEDS.........................................................     12
DIVIDENDS AND PRICE RANGE OF COMMON STOCK...............................     13
CAPITALIZATION..........................................................     14
SELECTED FINANCIAL DATA.................................................     15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS..........................................................     18
BUSINESS................................................................     25
MANAGEMENT..............................................................     33
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..........     41
DESCRIPTION OF CAPITAL STOCK............................................     42
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................     52
SHARES ELIGIBLE FOR FUTURE SALE.........................................     56
UNDERWRITING............................................................     56
LEGAL MATTERS...........................................................     57
EXPERTS.................................................................     57
INDEX TO FINANCIAL STATEMENTS...........................................    F-1

                                4,000,000 SHARES




                             AMC ENTERTAINMENT INC.


                         $       CUMULATIVE CONVERTIBLE
                                PREFERRED STOCK

                               -----------------

                              P R O S P E C T U S

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.

                           SMITH BARNEY SHEARSON INC.


                                         , 1994


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             APPENDIX A TO PROSPECTUS
                    DESCRIPTION OF OMITTED GRAPHIC MATERIAL

1. The inside front cover of this Prospectus contains 11 photographs of the interiors and exteriors of certain of the Company's theatres.

2. The inside back cover of this Prospectus contains a map of the United States identifying the location and number of screens of those theatres of the Company which are located in its major markets as set forth below.

                                                       Number of
     Major Market                                       Screens

     FLORIDA
       Gainesville..................................       10
       Jacksonville.................................       22
       Miami........................................       86
       Orlando......................................       56
       Tampa........................................       94
       W. Palm Beach................................       16

     CALIFORNIA
       Bakersfield..................................        6
       Los Angeles..................................      159
       San Diego....................................       20
       San Francisco................................       32
       San Jose.....................................       23

     TEXAS
       Dallas.......................................       76
       Houston......................................       85
       San Antonio..................................        9

     PENNSYLVANIA
       Harrisburg...................................       32
       Philadelphia.................................      140

     MICHIGAN
       Detroit......................................       95
       Lansing......................................       22

     MISSOURI & KANSAS
       Kansas City..................................       62
       St. Louis....................................       47

     ARIZONA
       Phoenix......................................       66
       Tucson.......................................       14

     COLORADO
       Colorado Springs.............................        6
       Denver.......................................       63

     VIRGINIA
       Norfolk......................................       33

     OHIO
       Columbus.....................................       34
       Toledo.......................................       22

     GEORGIA
       Atlanta......................................       42

     OKLAHOMA
       Oklahoma City................................       22

     NEW YORK
       Buffalo......................................       22
       New York.....................................       22

     ILLINOIS
       Carbondale...................................        8
       Chicago......................................       12

     LOUISIANA
       New Orleans..................................        8
       Shreveport...................................       12

     WASHINGTON
       Seattle-Tacoma...............................       20

     MASSACHUSETTS
       Springfield..................................       10

     DISTRICT OF COLUMBIA...........................       87

     NEBRASKA
       Omaha........................................        8

                                    PART II.
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


DESCRIPTION
- ---------------------------------------------------------------------------
SEC Registration Fee.......................................................  $  39,655.17
AMEX Listing Fee...........................................................     37,500.00
Printing and Engraving Expenses............................................       *
Legal Fees and Expenses....................................................       *
Accounting Fees and Expenses...............................................       *
Rating Agency Fees.........................................................       *
Blue Sky Fees and Expenses.................................................     20,000.00
Miscellaneous..............................................................       *
                                                                             ------------
    Total..................................................................  $    *
                                                                             ------------
                                                                             ------------

Except for the SEC Registration Fee and the AMEX Listing Fee, all fees and expenses are estimated.

* To be provided in an amendment to this Registration Statement.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    AMC Entertainment Inc. is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit, or proceeding. AMCE's certificate of incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, AMCE shall bear the burden of proof that the claimant is not entitled to indemnification.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, dividends on, capital stock) of the Delaware General Corporation Law, or
(iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of AMCE contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons and the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person thereof in the successful defense of any action, suit or proceeding in connection with the securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

    (A) EXHIBITS

**1.1.           Form of Underwriting Agreement
 3.1.            Certificate of Incorporation, as amended, of AMC Entertainment
                 Inc. (1)
**3.2.           Form of Certificate of Designations Relating to Convertible
                 Preferred Stock.
**3.3.           Form of Certificate for Convertible Preferred Stock.
*3.4.            Proposed Restated and Amended Certificate of Incorporation of AMC
                 Entertainment Inc.
 3.5.            Bylaws of AMC Entertainment Inc. (1)
 5.1.            Form of Opinion of Gage & Tucker as to the validity of
                 Convertible Preferred Stock (executed opinion to be filed by amendment). (11)
 7.1.            Form of Opinion of Richards, Layton & Finger concerning
                 liquidation preference (executed opinion to be filed by
                 amendment). (11)
*8.1.            Opinion of Gage & Tucker concerning certain tax matters.
10.1.            AMC Entertainment Inc. 1983 Stock Option Plan. (2)
10.2.            Federal Income Tax Allocation Agreement dated as of July 1, 1983, between Durwood, Inc. and AMC Entertainment Inc. (2)
10.3.            AMC Entertainment Inc. 1984 Employee Stock Purchase Plan. (3)
10.4.            AMC Entertainment Inc. 1984 Employee Stock Option Plan. (4)
10.5.            American Multi-Cinema, Inc. Savings Plan, a defined contribution
                 401(k) plan, restated January 1, 1989, as amended. (1)
10.6.            Defined Benefit Retirement Income Plan for Certain Employees of
                 American Multi-Cinema, Inc. dated January 1, 1989, as amended.
                 (1)
10.7.            Employment Agreement dated August 1, 1989, between AMC
                 Entertainment Inc. and Donald P. Harris. (1)
10.8.            Letter Agreement dated November 13, 1991, among AMC Entertainment
                 Inc., American Multi-Cinema, Inc. and Peter C. Brown. (1)
10.9.            Disability Compensation Provisions respecting Stanley H. Durwood.
                 (1)
10.10.           Executive Medical Expense Reimbursement and Supplemental
                 Accidental Death or Dismemberment Insurance Plan, as restated
                 effective as of February 1, 1991. (1)
10.11.           Film Marketing Incentive Plan applicable to Donald P. Harris. (1)
10.12.           Division Operations Incentive Program. (1)
10.13.           Management Agreement dated December 30, 1986, between AMC
                 Philadelphia, Inc. and H. Donald Busch ("Busch"). (5)
10.14.           Stockholders' Agreement dated December 30, 1986, between AMC
                 Philadelphia, Inc. and Busch. (5)
10.15.           Letter of Agreement dated November 25, 1986, between American
                 Multi-Cinema, Inc. and Busch. (5)
10.16.           Letter of Agreement dated December 30, 1986, between American
                 Multi-Cinema, Inc. and Busch. (5)
10.17.   (a)     General Partnership Agreement of Exhibition Enterprises
                 Partnership dated as of March 4, 1991, by and between Cinema
                 Enterprises, Inc. and TPI Entertainment, Inc. (the "General
                 Partnership Agreement"). (6)
10.17.   (b)     Letter Agreement dated April 25, 1991, respecting General
                 Partnership Agreement (1).
10.17.   (c)     First Amendment to Partnership Agreement dated May 28, 1993 (7)
10.18.   (a)     Amended and Restated Management Agreement dated March 4, 1991, by and between Exhibition Enterprises Partnership and American
                 Multi-Cinema, Inc. (the "Management Agreement"). (6)
10.18.   (b)     Letter Agreement dated March 4, 1991, respecting Management
                 Agreement. (1)
10.18.   (c)     Letter Agreement dated April 25, 1991, respecting Management
                 Agreement. (1)

10.19.           Release and Consent Agreement dated March 4, 1991, by and between
                 American Multi-Cinema, Inc. and TPI Entertainment, Inc. (6)
10.20.           Tri-City Purchase Agreement dated March 4, 1991, between
                 Exhibition Enterprises Partnership and American Multi-Cinema,
                 Inc. (6)
10.21.           Standstill Agreement entered into as of March 4, 1991, by and among TPI Enterprises, Inc., AMC Entertainment Inc., American
                 Multi-Cinema, Inc., Durwood, Inc., Stanley H. Durwood and Edward
                 D. Durwood. (8)
10.22.           Stock Sale Agreement dated March 4, 1991, by and between American
                 Multi-Cinema, Inc. and C&C Investment Holdings, L.P. (6)
10.23.   (a)     Option Agreement dated March 4, 1991, by and between American
                 Multi-Cinema, Inc. and C&C Investment Holdings, L.P. (the "Option
                 Agreement") (6)
10.23.   (b)     Amendment dated April 25, 1991, to Option Agreement. (1)
10.24.           Settlement Agreement dated November 5, 1991, among American
                 Multi-Cinema, Inc., AMC Philadelphia, Inc., Exhibition
                 Enterprises Partnership and General Amusement Corporation. (1)
10.25.           Real Estate Contract dated March 30, 1992, among Philip M.
                 Singleton, C. Suzanne Singleton and American Multi-Cinema, Inc.
                 (7)
10.26.           Promissory Note Secured by Deed of Trust dated January 16, 1992, made by Donald P. Harris and Susan H. Harris payable to American
                 Multi-Cinema, Inc. (1)
10.27.           Draft Second Mortgage dated January 16, 1992, among Donald P.
                 Harris, Susan H. Harris and American Multi-Cinema, Inc. (9)
10.28.           AMC Entertainment Inc. 1985 Employee Stock Purchase Plan. (8)
10.29.           Partnership Interest Purchase Agreement dated May 28, 1993 among
                 Exhibition Enterprises Partnership, Cinema Enterprises, Inc.,
                 Cinema Enterprises II, Inc., American Multi-Cinema, Inc., TPI
                 Entertainment, Inc. and TPI Enterprises, Inc. (7)
10.30.           Mutual Release and Indemnification Agreement dated May 28, 1993 among Exhibition Enterprises Partnership, Cinema Enterprises,
                 Inc., American Multi-Cinema, Inc., TPI Entertainment, Inc. and
                 TPI Enterprises, Inc. (7)
10.31.           Assignment and Assumption Agreement between Cinema Enterprises
                 II, Inc., and TPI Entertainment, Inc. (7)
10.32.           Confidentiality Agreement dated May 28, 1993 among TPI
                 Entertainment, Inc., TPI Enterprises, Inc., Exhibition
                 Enterprises Partnership, Cinema Enterprises, Inc., Cinema
                 Enterprises II, Inc. and American Multi-Cinema, Inc. (7)
10.33.           Termination Agreement dated May 28, 1993 among TPI Entertainment,
                 Inc., TPI Enterprises, Inc., Exhibition Enterprises Partnership,
                 American Multi-Cinema, Inc., Cinema Enterprises, Inc., AMC
                 Entertainment Inc., Durwood, Inc., Stanley H. Durwood and Edward
                 D. Durwood. (7)
10.34.           Promissory Note dated June 16, 1993, made by Thomas L. Velde and
                 Katherine G. Terwilliger, husband and wife, payable to American
                 Multi-Cinema, Inc. (7)
10.35.           Second Mortgage dated June 16, 1993, among Thomas L. Velde,
                 Katherine G. Terwilliger and American Multi-Cinema, Inc.
10.36.           Summary of American Multi-Cinema, Inc. Executive Incentive
                 Program. (11)
*10.37.          AMC Non-Qualified Deferred Compensation Plan.
*11.1.           Computation of Per Share Earnings.
*12.1.           Computation of Ratio of Earnings to Fixed Charges and Preferred
                 Stock Dividends.
16.1.            Letter regarding change in certifying accountant (9).
21.1.            Subsidiaries of Registrant (11)
*23.1.           Consent of Coopers & Lybrand.
*23.2.           Consent of Deloitte & Touche.

23.3. Form of Consent of Gage & Tucker to the use of their opinions filed as Exhibits 5.1 and 8.1 (incorporated in Exhibits 5.1 and
                 8.1) (executed opinion to be filed by amendment). (11)
23.4. Form of Consent of Richards, Layton & Finger to the use of their opinion filed as Exhibit 7.1 (incorporated in Exhibit 7.1)
                 (executed opinion to be filed by amendment). (11)
24.1.            Power of Attorney (included elsewhere in the Registration
                 Statement).

- ------------------------
 (1) Incorporated by reference from AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended.
 (2) Incorporated by reference from AMCE's Form S-1 (File No. 2-84675) filed June 22, 1983.
 (3) Incorporated by reference from AMCE's Form S-8 (File No. 2-97523) filed July 3, 1984.
 (4) Incorporated by reference from AMCE's S-8 and S-3 (File No. 2-97522) filed July 3, 1984.
 (5) Incorporated by reference from AMCE's Form 8-K dated December 30, 1986.
 (6) Incorporated by reference from AMCE's Form 8-K (File No. 0-12429) dated March 4, 1991.
 (7) Incorporated by reference from AMCE's Form 10-K (File No. 1-12429) for the fiscal year ended April 1, 1993.
 (8) Incorporated by reference from AMCE's Form S-8 (File No. 2-92048) filed July 3, 1985.
 (9) Incorporated by reference from AMCE's Form 10-Q (File No. 1-12429) for the 13 weeks ended July 2, 1992.
(10) Incorporated by reference from AMCE's Form 8-K (File No. 0-12429) dated August 17, 1988.
(11) Filed on December 23, 1993 as an Exhibit to this Registration Statement.
   * Filed herewith
  ** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, AMC Entertainment Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing a Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City and the State of Missouri, on the 3rd day of February, 1994.


                                          AMC ENTERTAINMENT INC.

                                          By: ________/s/_PETER C. BROWN________
                                                      Peter C. Brown,
                                                 SENIOR VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:


                                                                      TITLE                         DATE
                                                        ---------------------------------  ----------------------
                */s/STANLEY H. DURWOOD                  Chairman of the Board, Chief
                  Stanley H. Durwood                     Executive Officer and Director       February 3, 1994
                    */s/ED DURWOOD                      President, Vice Chairman of the
                  Edward D. Durwood                      Board and Director                   February 3, 1994
                 */s/PAUL E. VARDEMAN
                   Paul E. Vardeman                     Director                              February 3, 1994
               */s/CHARLES J. EGAN, JR.
                 Charles J. Egan, Jr.                   Director                              February 3, 1994
                                                        Senior Vice President and Chief
                  /s/PETER C. BROWN                      Financial Officer, Treasurer and     February 3, 1994
                    Peter C. Brown                       Director
               */s/PHILIP M. SINGLETON                  Senior Vice President and Chief
                 Philip M. Singleton                     Operating Officer and Director       February 3, 1994
                 */s/RICHARD L. OBERT                   Vice President and Chief
                   Richard L. Obert                      Accounting Officer                   February 3, 1994
                *By:/s/PETER C. BROWN
                   ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT                                                                            SEQUENTIAL PAGE
  NUMBER                               DOCUMENT DESCRIPTION                               NO.
- ----------       -----------------------------------------------------------------  ---------------
*3.4.            Proposed Amended and Restated Certificate of Incorporation of AMC
                 Entertainment Inc.
*8.1.            Opinion of Gage & Tucker concerning certain tax matters.
*10.37.          AMC Non-Qualified Deferred Compensation Plan.
*11.1.           Computation of Per Share Earnings.
*12.1.           Computation of Ratio of Earnings to Fixed Charges and Preferred
                 Stock Dividends.
*23.1.           Consent of Coopers & Lybrand.
*23.2.           Consent of Deloitte & Touche.

- ------------------------
   * Filed herewith